UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 3, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 0-27818

Doane Pet Care Company

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	43-1350515 (I.R.S. employer identification no.)

210 Westwood Place South,
Suite 400
Brentwood, TN 37027
(Address of principal executive office, including zip code)

(615) 373-7774
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

     Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

     As of the last business day of the registrant’s most recently completed second fiscal quarter, the registrant had no common equity held by non-affiliates.

     As of March 11, 2004, the registrant had outstanding 1,000 shares of common stock, all of which were held by its parent, Doane Pet Care Enterprises, Inc.

     In this annual report on Form 10-K, “Doane,” “the Company,” “we,” “us” and “our” refer to Doane Pet Care Company and its subsidiaries, unless the context indicates otherwise.

PART I

ITEM 1 — Business

General

     We are the largest manufacturer of private label pet food and the second largest manufacturer of dry pet food overall in the United States. We are also a leading manufacturer of private label pet food in Europe. We sell to approximately 600 customers around the world and serve many of the top pet food retailers in the United States, Europe and Japan. We offer our customers a full range of pet food products for both dogs and cats, including dry, semi-moist, wet, treats and dog biscuits.

     We categorize our sales into three product areas: (i) private label, (ii) co-manufacturing and (iii) regional brands that we own. Our customers in private label primarily include mass merchandisers, grocery chains, farm and fleet companies and pet specialty stores. Our co-manufacturing customers include the top five nationally advertised brand pet food companies in the world, for whom we produce and package a portion of their products. A majority of our regional brand sales are to the grocery and farm and fleet channels.

     We have been the primary supplier of private label pet food to WalMart Stores, Inc. since 1973 and have been a supplier to its Sam’s Club division since 1990. Collectively, we refer to them as Wal*Mart. We manufacture a wide variety of products for Wal*Mart, including the majority of WalMart Stores, Inc.’s top selling private label pet food brands, Ol’ Roy and Special Kitty. Ol’ Roy is the number one selling brand of dry pet food in the United States by volume. Our net sales to Wal*Mart accounted for 40%, 44% and 42% of our total net sales for fiscal 2001, 2002 and 2003, respectively.

     As the primary supplier of private label pet food to WalMart Stores, Inc., we jointly developed a cost-effective direct store delivery program, which we refer to as DSD, to address certain logistical issues associated with distributing dry pet food. Due to its size, bulk and weight, dry pet food bags are not easily transferable to individual stores from WalMart Stores, Inc.’s distribution centers. As part of DSD, we serve as a just-in-time supplier to WalMart Stores, Inc. for dry pet food, whereby we load customized, store-specific pallets on WalMart Stores, Inc.’s private fleet trailers. DSD allows WalMart Stores, Inc. to utilize its fleet more efficiently by reducing backhaul miles, lowering working capital and handling costs and increasing inventory turns. As a result of DSD, our products are shipped directly to a majority of the 3,000 U.S. stores of WalMart Stores, Inc. and we ship to these stores a minimum of two times per week with one to two days of lead time.

     Doane Pet Care Company is a Delaware corporation. Our principal executive offices are located at 210 Westwood Place South, Suite 400, Brentwood, Tennessee 37027 and our telephone number is (615) 373-7774.

     Doane Pet Care Enterprises, Inc., our parent corporation, was formed in 1995 by a group of private equity investors led by Summit Capital, Inc., DLJ Merchant Banking Partners, L.P., J.P. Morgan Partners (BHCA), L.P. and certain members of existing management to acquire our company, formerly known as Doane Products Company. Our parent has no other material assets or activities other than the ownership of our common stock.

Recent Developments

     Impact of commodity price volatility. Due to higher than expected commodity costs, the volatility of domestic commodities prices and the accompanying difficulty to hedge our commodity risk, we announced in late 2003 that we re-evaluated both our pricing strategy and risk management process. As a result, we implemented a broad price increase in January 2004 of approximately 7.5% to 9.5% for most of our domestic products. In addition, we have reached cost-sharing arrangements with certain of our domestic customers to reduce the impact of volatile commodity costs on our domestic business. In the aggregate, these arrangements will enable us to pass-through to our domestic customers approximately half of future commodity movements, whether up or down, as long as these arrangements continue in their present form. These cost-sharing arrangements will allow us to better manage our financial performance while protecting our customers’ brands as we move through the commodity market cycles. In addition, we recently announced an additional price increase that will take affect during the second quarter of 2004. Because we generally do not have long-term contracts with our customers, our recent price increases and our cost sharing arrangements could change.

     Impact of BSE. In the second quarter of fiscal 2003, the first North American case of Bovine Spongiform Encephalopathy, or BSE, was discovered in Canada. A second BSE case, also traceable to Canadian origin, was subsequently discovered in the United States in the fourth quarter of fiscal 2003. As a result of this case in the United States, a prohibition was imposed on all pet food exported from the United States to Mexico. A prolonged prohibition could adversely impact our results from operations because our net sales to Mexico approximated 3.5% of our consolidated net sales in fiscal 2003.

     Amendment to senior credit facility. Effective March 9, 2004, we amended our senior credit facility to (1) extend the maturity of the revolving credit facility from March 31, 2005 to December 29, 2005; (2) permanently reduce the borrowing capacity under the revolving credit facility from $60.0 million to $50.0 million due to our cash position at the end of fiscal 2003; (3) waive non-compliance with certain financial covenants as of the end of fiscal 2003; (4) simplify the financial covenants to include only minimum consolidated EBITDA, as defined in our senior credit facility, maximum senior secured leverage and capital expenditure limits; and (5) increase our interest rates on all facilities by 0.25% as of March 9, 2004, an additional 0.25% on all facilities as of September 30, 2004 and a final 1.00% on all facilities as of March 31, 2005. See Item 7 - “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Senior Credit Facility.”

     European consolidation. In December 2003, we finalized our plans, which we refer to as Project 3-to-2, to consolidate our wet pet food manufacturing operations in Vrä, Denmark into our facility in Esbjerg, Denmark and our recently expanded facility in Carat, Austria during fiscal 2004. As a result, we will close the Vrä facility in fiscal 2004, which will result in a net workforce reduction of approximately 40 employees. We anticipate that this project will result in lower labor and administrative costs and other operating efficiencies estimated to be $3 million to $4 million on an annual basis. In conjunction with Project 3-to-2, we evaluated our long-lived assets and recorded non-cash asset impairments of $5.3 million in other operating expenses in the fourth quarter of fiscal 2003 for the building and certain equipment from the Vrä facility that we anticipate will not be utilized but instead disposed of or sold. In fiscal 2004, we expect to incur additional project expenses and have related cash requirements of approximately $5 million, primarily for severance, installation of transferred equipment and operating inefficiencies through the transition period.

     Divestiture of Crona facility. In January 2004, we divested our 51% interest in Crona, which owns a manufacturing facility in Tver, Russia. In the fourth quarter of fiscal 2003, we evaluated the net assets of this facility for impairment and recorded asset impairments of $2.4 million in other operating expenses.

Products and Services

     We provide our customers with comprehensive pet food category management services designed to expand each customer’s pet food product lines and to improve the category’s profitability. Category management services include:

•	product development services;

•	packaging design services; and

•	pricing and marketing strategy services in connection with our customers’ store brand programs.

     Our store brand program involves the formulation and supply of a wide variety of high quality pet food products, including dry, semi-moist, soft dry, soft treats and dog biscuits as well as wet products in Europe. We believe that these products are comparable in quality to competing nationally advertised brand pet food products, except we offer them at a lower price. For our nationally advertised brand customers, we manufacture pet food products to meet those customers’ specifications and quality standards. Our regional brands are generally economically priced and marketed by our customers as a complement to their other pet food offerings.

     In the United States, we manufacture dry pet food under approximately 200 store brands, including Canine Club, Dura Life, Exceed, Hy Vee, Maxximum Nutrition, NutraCare, Ol’ Roy, Pathmark, Pet Club, PMI-Nutrition, Retriever and Special Kitty. Our regional brands, which include Country Prime, Kozy Kitten and TrailBlazer, allow our customers to broaden their product offerings. We also offer Bonkers and Pet Lovers branded treats to our retailers. In Europe, we manufacture pet food under a variety of store brands.

     A description of each of our product lines is set forth below:

•	Dry pet food (73% of our 2003 net sales). We are the second largest manufacturer of dry pet food in the United States. We produce, market and distribute a wide selection of high quality dry pet food products, predominately for dogs and cats. Our dry pet food product lines include high protein, premium-blended, puppy food, gravy style and super premium meat inclusion products for dogs, and regular and blended products for cats.

•	Biscuits and treats (9% of our 2003 net sales). We are the largest manufacturer of dog biscuits in the world and a leading supplier of soft treats. The manufacturing process for dog biscuits is different than the process for dry pet food, in that manufacturing of biscuits primarily involves baking and manufacturing of dry pet food involves extrusion.

•	Wet, semi-moist and other (18% of our 2003 net sales). These products are distinguishable from dry pet food based on their higher moisture level content, the technology used to manufacture such products and their higher packaging costs. Europe has a much stronger market for wet products than the United States. To meet this demand, we manufacture and sell wet products throughout Europe in all forms, including chunks and gravy, pâté and loaf, and packages, such as cans, alucups and pouches.

     In addition to manufacturing pet food products, we maintain an in-house engineering technology services group. This group designs and builds extruders, conveyors, dryers and other parts and equipment, including replacement parts, for our pet food manufacturing facilities and, to a lesser extent, for third parties. The engineering technology services group maintains repair staff that service and repair machinery and equipment at our production facilities, giving us the ability to make timely repairs and reduce downtime. Our in-house engineering technicians generally design and supervise plant construction, thereby reducing plant construction costs and resulting in consistency in manufacturing processes and quality control. We believe our engineering technology services group provides us with services at a lower cost and more timely and efficiently than we could obtain from third parties.

Seasonality

     Our sales are moderately seasonal. We normally experience an increase in net sales during the first and fourth quarters of each year, which is typical in the pet food industry. Generally, cooler weather results in increased dog food consumption.

Marketing

     We believe that our success depends upon our ability to partner with our customers and create brands and products that their consumers’ pets will love. It also depends on the ability of our people, together with our customers, to find new and appealing ways to deliver those brands to pet-owning consumers everywhere. Our marketing approach is grounded in fundamental consumer, pet, brand and category research which we leverage to build successful brand programs. Our team of experienced marketing professionals provides consumer and category trend analysis, category and shelf management expertise, product development direction, packaging design and promotional planning to drive profitable growth for our customers’ brands and our company.

Sales and Distribution

     Our direct sales force works directly with current and prospective customers, including mass merchandisers, membership clubs, farm and fleet stores, pet specialty stores and grocery chains. We also use independent food brokers. We generate new business, in part, through the expansion of our product lines and the development of new marketing programs to existing customers.

     A substantial amount of our products are distributed utilizing our customers’ transportation networks. Several of our largest customers utilize us as a just-in-time supplier and maintain trailers at our manufacturing and distribution facilities. Proximity to certain of our customers’ distribution centers and retail locations is a key consideration in deciding the location of our manufacturing and distribution facilities and, we believe, is a significant competitive advantage. Our customers’ trailers can be loaded for shipment either directly to individual stores or to their own distribution centers. Those customers that have products shipped directly from our manufacturing and distribution facilities to their retail stores are able to reduce their inventory, freight and handling costs by avoiding shipment to their own distribution centers. Those customers that use their own transportation fleet are able to utilize their trucks that would otherwise be empty to backhaul a load of pet food on return to their distribution center or directly to another store.

     For customers that do not utilize their own transportation fleet, we provide transportation on a contract basis through common carriers. We do not own or operate any transportation equipment.

     We provide vendor managed inventory fulfillment services for both direct store and warehouse deliveries. We communicate on-line with our customers’ inventory management systems, evaluate their inventory levels and place orders on their behalf to meet their just-in-time inventory requirements and manage their inventory levels. We believe this provides our customers with a significant competitive advantage, which includes shorter lead-time requirements, higher inventory turns, reduced out-of-stock positions and fresh product for their customers.

Customers

     We manufacture products for approximately 600 customers globally. Store brand customers in the United States include mass merchandisers such as Wal*Mart and Costco, pet specialty stores such as PETsMART, grocery chains such as Food Lion, Kroger, Royal Ahold and Safeway, and farm and fleet stores such as Tractor Supply, Mid-States and Purina Mills. In addition, we manufacture products for many of the largest nationally advertised brand pet food companies in the United States. Our European customer base is similar to the United States. We sell to over 200 customers in Europe, including many of the leading retailers, pet specialty stores and farm and fleet outlets, as well as several branded customers.

     Net sales to Wal*Mart accounted for 40%, 44% and 42% of our total net sales for fiscal 2001, 2002 and 2003, respectively. We have been the primary supplier of private label dry pet food products to WalMart Stores, Inc. since 1973 and to its Sam’s Club division since 1990. We utilize a computerized order and distribution system to ship products directly to substantially all domestic Wal*Mart stores, a majority of which are located within 250 miles of one of our facilities. We also offer direct delivery programs and electronic data interchange systems to other customers who see these services as beneficial.

Competition

     The pet food industry is highly competitive. The companies that produce and market the major nationally advertised brand pet foods are national or international conglomerates that are substantially larger than us and possess significantly greater financial and marketing resources. Our store brand pet food products compete for shelf space with nationally advertised brand pet food products on the basis of quality and price. In addition, certain nationally advertised brand companies also manufacture store brands. Nationally advertised brand products compete principally through advertising to create brand awareness and loyalty. We experience some price competition from nationally advertised brand products. The companies that produce and market the major nationally advertised brand pet foods increased their prices early in fiscal 2004. We subsequently implemented a broad price increase in January 2004 of approximately 7.5% to 9.5% for most of our domestic products. Significant price competition from nationally advertised brand products or considerably increased store brand presence by the nationally advertised brand manufacturers could adversely affect our operating results and cash flows. We also compete with regional branded manufacturers and other regional store brand manufacturers.

     We believe we differentiate our company from the nationally advertised brand pet food manufacturers by offering comparable, lower-priced products tailored to each retailer’s needs. This provides retailers with the opportunity to increase pet food category profitability and provides a destination purchase item in this important consumer category. In addition, we believe we differentiate our company from other store brand pet food manufacturers by offering higher quality products and national production and distribution capabilities.

Raw Materials and Packaging

     The principal ingredients required for our manufacturing operations are bulk commodity grains and foodstocks, including corn, soybean meal, wheat, rice, flour, wheat middling, poultry meal, meat and bone meal, corn gluten meal, tallow and poultry fat. We purchase from large national commodity companies and local grain cooperatives. The ingredient requirements of each of our manufacturing facilities are purchased locally due to the high freight costs of transporting bulk commodity products. As a result, ingredient costs may vary substantially among our manufacturing facilities due to the impact of local supply and demand and varying freight costs. While we do not maintain long-term contracts with any of our suppliers, we believe alternative suppliers are readily available. Our European operations purchase similar ingredients to those noted above for the manufacturing of dry pet food. Manufacturing of our wet food in Europe also requires fresh or frozen pork, beef and poultry products.

     Our pricing strategy for pet food is based on the costs of raw materials, packaging and certain other costs plus a conversion charge, which includes a profit factor. We periodically adjust our prices based on fluctuations in raw material, packaging and other costs. Future selling price increases may not be acceptable to our customers in the event of increased material costs. See “Risk Factors — Risks Relating to Our Business Operations” and Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Inflation and Changes in Prices.”

     We have reached cost-sharing arrangements with certain of our domestic customers to reduce the impact of volatile commodity costs on our domestic business. Going forward, as long as these arrangements continue in their present form, we will effectively pass-through to our domestic customers approximately half of future commodity movements, whether up or down. Because we generally do not have long-term contracts with our customers, our cost-sharing arrangements could change.

     We have in the past and may continue to seek to manage our commodity price risk associated with market fluctuations by using derivative instruments for portions of our corn, soybean meal, alternative proteins and natural gas purchases, principally through exchange traded futures and options contracts. The terms of such contracts are generally less than one year. Our policy does not permit speculative commodity trading. See Item 7A — “Quantitative and Qualitative Disclosures About Market Risk.” With the changes in our pricing strategy resulting from reaching cost-sharing arrangements, we plan to collaborate with our customers to collectively decide if we should hedge future positions.

     Packaging is a significant component of our material costs. We have three main packaging suppliers in the United States and believe that additional packaging suppliers are readily available. We currently do not maintain long-term contracts with our packaging suppliers.

Research and Development

     We continuously strive to develop new and improved products and processes. Our research and development department includes a full-time staff of food technologists, chemists and companion animal nutritionists, a central laboratory used for research and development, and quality control laboratories at each of our production facilities. Our research and development team formulates new recipes, comprised of raw materials, vitamins and minerals, and tests the nutritional content of new products. We also use independent commercial kennels and catteries for comparison taste tests with nationally advertised brand products to seek to achieve comparable digestibility and palatability and to substantiate the nutritional claims of new products.

Quality Assurance

     We maintain a comprehensive program for qualifying new vendors, testing raw materials for nutritional adequacy and screening to detect the presence of bacteria and other harmful substances. We continuously test pet food production at each of our plants by analyzing the finished pet food product against specifications, formula and regulatory requirements. Packaging is inspected for print quality, proper dimensions, construction and compliance with labeling regulations.

Environmental and Safety Matters

     We are subject to a broad range of federal, state, local and foreign environmental laws and regulations, including those governing discharges into the air, soil and water, the storage of petroleum substances and chemicals, the handling and disposal of solid or hazardous wastes and the investigation or remediation of contamination arising from spills and releases. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, permit revocation and modification, performance of investigatory or remedial activities, as well as, in certain instances, the issuance of injunctions. We have not been subject to any material environmental liabilities and compliance of our business and operations with environmental laws and regulations has not had a material adverse effect on our capital expenditures, earnings, or competitive position. Environmental laws and regulations have changed substantially over the years and we believe the trend of more strict and expansive environmental laws and regulations will continue. Although we believe we are in substantial compliance with applicable environmental, safety and public health laws, there can be no assurance that additional costs for compliance will not be incurred in the future or that such costs will not be material.

     Our U.S. operations involve the use of aboveground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of regulated storage tanks that we own or operate and for remediation of soils, groundwater and surface water impacted by releases from such existing or abandoned aboveground or underground storage tanks.

     Our U.S. operations are also subject to laws and regulations governing remediation, recycling and disposal. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as CERCLA or the “Superfund” law, and analogous state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered statutorily responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of a facility where a hazardous substance release occurred and companies that disposed or arranged for the disposal of hazardous substances. Persons who are or were responsible for the releases of hazardous substances under CERCLA may be subject to joint, several and retroactive liability for the costs of environmental response measures and natural resource damages, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We also generate wastes that are subject to the federal Resource Conservation and Recovery Act, also known as RCRA, and comparable state statutes. The U.S. Environmental Protection Agency, or EPA, and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes and any future changes to such methods that are more rigorous or restrictive can increase the operating and disposal requirements incurred by us as well as by the industry in general. In the past, nearby industries have suffered releases of hazardous substances to the environment that are the subject of CERCLA investigations. It is possible that these neighboring environmental activities may have impacted some of our properties. We have not been advised, nor do we expect to be advised, by any environmental agency that we are considered a potentially responsible party for the neighboring environmental conditions, and we have no reason to believe that such conditions would have a material adverse effect on our company.

     We currently own or lease properties and through acquisitions in the future could own or lease additional properties that, in some instances, have been used for pet food manufacturing or feed mill operations for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, in some locations environmentally sensitive materials were spilled or released on or under the properties owned or leased by us or on or under other locations where such materials were taken for disposal. In addition, many of these properties have been operated by third parties whose use, handling and disposal of such environmentally sensitive materials or similar wastes were not under our control. These properties and the waste materials spilled, released or otherwise found thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we can be required to remove or remediate previously spilled or released waste materials (including such materials spilled or released by prior owners or operators) or property contamination (including groundwater contamination caused by prior owners or operators), or to perform monitoring or remedial activities to prevent future contamination (including releases from previously operated underground storage tanks or existing aboveground bulk petroleum storage facilities). It is possible that we could incur additional environmental response costs in the future at existing manufacturing facilities or at other sites where waste material impacts resulting from historical or ongoing operations may be identified.

     Our U.S. operations are also subject to the federal Clean Water Act and analogous state laws relating to the discharge of pollutants into state and federal waters. These laws also regulate the discharge of stormwater in process areas. Local sewerage authorities have established regulations governing connections to and discharges into their sewer systems and treatment plants. Pursuant to these laws and regulations, we are required to obtain and maintain approvals or permits at a number of our facilities for the discharge of our wastewater and stormwater and develop and implement spill prevention control and countermeasure plans, also referred to as SPCC plans, in connection with on-site storage of greater than threshold quantities of oil. In July 2002, the EPA issued a revised SPCC rule, whereby SPCC plans are subject to more rigorous review and certification procedures. The SPCC plans must be amended, if necessary to ensure compliance, by no later than August 17, 2004, and any such amended plans must be implemented by no later than February 18, 2005. Compliance with this rule will require us to update and implement amended SPCC plans at a number of our facilities where the plans are required. As part of the regular overall evaluation of our ongoing operations, we are updating the stormwater discharge permitting coverage at certain of our facilities. Moreover, from time to time, we are required to make capital improvements or make certain operational upgrades at certain of our facilities to assure compliance with regulatory and permit conditions relating to our wastewaters discharged offsite as well as our other operating activities. Failure to comply with these laws, regulations and permit conditions may result in the imposition of administrative, civil and criminal penalties. We believe that our operations are in substantial compliance with the Clean Water Act and analogous state and local requirements, and that the implementation of amended SPCC plans and the installation of any wastewater discharge capital improvements will not have a material adverse effect on our operations or financial condition.

     Our U.S. operations are subject to federal, state and local requirements pertaining to air emissions. We have been required from time to time to install air emission control or odor control devices to satisfy applicable air requirements. It is possible that in the future, additional air emission or odor control devices may be required to be installed at facilities of ours as deemed necessary to satisfy existing or future requirements.

     The manufacturing and marketing of our products in the United States are subject to regulation by federal regulatory agencies, including the Occupational Safety and Health Administration, the Food and Drug Administration and the Department of Agriculture, and by various state and local authorities. The Food and Drug Administration also regulates the labeling of our products. Substantial administrative, civil and criminal penalties may be imposed for violations of Occupational Safety and Health Administration, Food and Drug Administration and Department of Agriculture regulations, and violations may be restrained through injunction proceedings. We procure and maintain the necessary permits and licenses to operate our U.S. facilities and consider our company to be in material compliance with applicable Occupational Safety and Health Administration, Food and Drug Administration and Department of Agriculture requirements.

     Our manufacturing, distributing and other operating facilities outside of the United States are potentially subject to similar foreign governmental controls and restrictions pertaining to the environment, safety, and public health. Among the controls and restrictions imposed on our facilities outside of the United States are requirements for obtaining necessary environmental permits, cleanup of subsurface conditions beneath our facilities arising from primarily historical operations, control of odors resulting from our operations, limitation of pollutants that are contained in wastewater effluent discharged or otherwise transported from our facilities, and development and implementation or upgrading of environmental management systems at our facilities to assure compliance with applicable laws and regulations.

     We believe our U.S. and foreign operations are in compliance in all material respects with applicable current environmental, safety and public health laws and regulations; nevertheless, those laws and regulations may change in the future and we may incur significant costs in the future to comply with those laws and regulations or in connection with the effect of these matters on our business.

Trademarks

     Certain of our brands are protected by trademark registrations in the United States and in certain foreign markets. We believe our registered trademarks are adequate to protect such brand names.

Employees

     As of March 11, 2004, our global workforce consisted of 2,671 employees. We had 1,771 employees in the United States and 900 employees in Europe, comprised of 727 management and administrative personnel and 1,944 manufacturing personnel. Of our workforce, 424 employees are represented by labor unions at six of our U.S. facilities. The collective bargaining agreement with the Muscatine, Iowa facility covered 50 employees as of March 11, 2004 and expires on June 30, 2006. The collective bargaining agreement with the Hillburn, New York facility covered 33 employees as of March 11, 2004 and expires on May 1, 2004. The collective bargaining agreement with the Birmingham, Alabama facility covered 81 employees as of March 11, 2004 and expires on January 22, 2005. The collective bargaining agreement with the Joplin, Missouri facility covered 146 employees as of March 11, 2004 and expires on February 4, 2006. The employees at our Portland, Indiana and Allentown, Pennsylvania facilities have recently voted to be represented by a union. In February 2004, we began negotiating a collective bargaining agreement at the Portland, Indiana facility, which would cover approximately 81 employees. We have not yet begun a collective bargaining agreement at the Allentown, Pennsylvania facility, which would cover approximately 33 employees. We consider relations with our employees to be satisfactory.

Foreign Operations

     For a discussion of our segment data relating to our United States (domestic) and European (international) operations, see Note 17 — “Segment Data” to our accompanying audited consolidated financial statements included herein.

Forward-Looking Statements

     Certain of the statements in this annual report on Form 10-K are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “assume,” “intend,” “estimate,” “expect,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These statements appear in a number of places and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to:

•	reliance on a few customers for a large portion of our sales and our ability to maintain our relationships with these customers;

•	our exposure to, and our ability to manage, our market risk relating to commodity prices, interest rates and foreign currency exchange rates;

•	future capital expenditures and our ability to finance these capital expenditures;

•	our ability to finance our debt service requirements under our senior credit facility and our other debt and to comply with the financial covenants under our debt agreements;

•	our future results of operations or financial condition;

•	our business strategies and other plans and objectives for future operations;

•	general economic and business conditions;

•	business opportunities that may be presented to and pursued by us from time to time;

•	risks related to our international operations;

•	the impact of existing or new accounting pronouncements; and

•	the outcome of any legal proceedings to which we or any of our subsidiaries may be a party.

     These forward-looking statements are based on our assumptions and analyses and are not guarantees of our future performance. These statements are subject to risks, many of which are beyond our control, that could cause our actual results to differ materially from those contained in our forward-looking statements. Factors that could cause results to differ materially include without limitation: decreases or changes in demand for our products, changes in market trends, general competitive pressures from existing and new competitors, price volatility of commodities, natural gas, other raw materials and packaging, future investment returns on our pension plans, changes in laws and regulations, adverse changes in operating performance, adverse economic conditions and other factors described under “— Risk Factors” below.

     We undertake no obligation to revise the forward-looking statements to reflect any future events or circumstances. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Risk Factors

Risks Relating to Our Indebtedness

Our level of indebtedness could negatively impact our financial condition, results of operations and business prospects and prevent us from fulfilling our debt service obligations.

     As of the end of fiscal 2003, we had $574.0 million of indebtedness outstanding. The principal amounts due under this indebtedness at the respective maturity dates include $213.0 million of senior notes, $185.3 million under our senior credit facility, $150.0 million of senior subordinated notes, $15.0 million of industrial development revenue bonds and $14.7 million of foreign debt. Our principal sources of liquidity as of the end of fiscal 2003 consisted of $29.3 million of cash, working capital excluding cash of $11.1 million and $29.6 million of availability out of a total availability of $50.0 million under the revolving credit facility portion of our senior credit facility after taking into consideration the March 9, 2004 amendment. In addition, we had outstanding $95.1 million of current redemption value, excluding future dividends, for our senior preferred stock which has a scheduled redemption date of September 30, 2007. We will be permitted to incur additional indebtedness in the future if we meet certain requirements in our senior credit facility and the indentures governing our senior notes and senior subordinated notes. Our ability to meet future debt service obligations will be dependent upon our future performance, which is subject to general economic conditions and to financial, business and other factors affecting our operations, many of which are beyond our control.

     Our level of indebtedness could have important consequences on our operations, including:

•	making it more difficult for us to satisfy our debt service obligations which, if we fail to comply with the requirements of any of our debt, could result in an event of default;

•	requiring us to dedicate a substantial portion of our cash flow from operations to make repayments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures, acquisitions and other general business activities;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general business activities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making us vulnerable to fluctuations in interest rates because indebtedness under our senior credit facility is subject to variable interest rates;

•	detracting from our ability to withstand successfully a downturn in our business or the general economy; and

•	placing us at a competitive disadvantage against other less leveraged competitors.

     Our senior credit facility requires us to maintain specified financial ratios and satisfy certain financial tests which, if violated, could place us in default, and our lenders could then accelerate our debt and prohibit us from borrowing additional funds from this facility to meet our liquidity needs.

     Our senior credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, such as prevailing economic, financial or industry conditions, and we may not be able to meet these ratios or tests. We have experienced difficulty in the past satisfying the financial covenants in our senior credit facility and have either negotiated amendments or obtained waivers from our lenders for fiscal 2000, 2001 and 2003. Our senior credit facility, including these financial covenants, was amended in February 2003 concurrently with the sale of senior notes and was last amended effective March 9, 2004. It is possible that, without further price increases, current commodity prices may adversely affect our operating results and cash flows to an extent that we may not be able to comply with our financial covenants in our senior credit facility. If we violate these amended covenants and are unable to negotiate amendments or obtain waivers from our lenders, we could be in default and our lenders may accelerate our debt, and we would not be able to draw upon additional availability under our senior credit facility to meet our liquidity needs.

Our debt agreements limit certain business activities and could materially affect our operations.

     Our senior credit facility and the indentures governing our senior notes and senior subordinated notes limit our ability to take a number of actions that we may otherwise desire to take, including:

•	incurring additional indebtedness;

•	incurring liens;

•	paying dividends or making other restricted payments;

•	selling assets;

•	entering into transactions with affiliates;

•	merging or consolidating with any other entity;

•	disposing of substantially all of our assets; or

•	entering into certain lines of business.

     If we are unable to generate sufficient operating cash flows in the future to service our indebtedness, to comply with financial covenants and to meet other commitments, we may be required to take certain actions, such as selling material assets or operations, reducing or delaying capital expenditures, or revising or delaying our strategic plans. We may not be able to take any of these actions on a timely basis or on satisfactory terms or take actions that would enable us to continue to satisfy our capital requirements. Certain of these actions may be prohibited by the indentures governing our senior notes and senior subordinated notes or require the consent of the lenders under our senior credit facility.

     In addition, an event of default under one of these debt agreements may affect other debt agreements that contain cross-acceleration or cross-default provisions, causing obligations under the other agreements to be accelerated and become due and payable. If any of these events occur, there can be no assurance that we would be able to make necessary payments to the lenders or that we would be able to find alternative financing. Even if we were able to obtain alternative financing, there can be no assurance that it would be on terms that are acceptable.

Our senior notes and the related guarantees are effectively subordinated to all of our secured debt, including the debt under our senior credit facility, and if a default occurs, we may not have sufficient funds to fulfill our obligations under our senior notes.

     Our senior notes and the related guarantees of these notes are not secured by any of our assets and, therefore, are effectively subordinated to all of our senior secured debt as well as any secured debt of our subsidiary guarantors to the extent of the value of the assets securing that debt. We have pledged substantially all of our assets as collateral to secure our indebtedness under our senior credit facility. As of the end of fiscal 2003, we had secured indebtedness in the principal amount of $185.3 million under our senior credit facility to which our senior notes and the related guarantees would have been effectively subordinated as a result of liens granted by us. We also have secured indebtedness under our industrial development revenue bonds in the principal amount of $15.0 million and foreign debt in the principal amount of $14.7 million. We and our subsidiary guarantors may also incur additional secured indebtedness in the future.

     In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure our secured indebtedness will be available, if at all, to pay obligations on our senior notes only after all secured indebtedness has been repaid in full from those assets. Likewise, because our obligations under our senior credit facility are secured obligations, our failure to comply with the terms of our senior credit facility would entitle those lenders to foreclose on substantially all of our assets that serve as their collateral. In this event, these lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including holders of our senior notes. Holders of our senior notes will share in our remaining assets, if any, ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as our senior notes, and potentially with all of our other general creditors. There may not be sufficient assets remaining to pay amounts due on any or all of our senior notes then outstanding. The guarantees of our senior notes will similarly be subordinated to secured indebtedness of the guarantors.

Our senior subordinated notes and the related guarantees of these notes are subordinated in right of payment to all of our existing and future senior indebtedness.

     Our senior subordinated notes and the related guarantees of these notes are general unsecured obligations and subordinated in the right of payment to all of our existing and future senior indebtedness, including all indebtedness under our senior credit facility and senior notes. As of the end of fiscal 2003, we had senior indebtedness in the principal amount of $213.0 million under our senior notes and the principal amount of $185.3 million under our senior credit facility as well as secured indebtedness under our industrial development revenue bonds in the principal amount of $15.0 million and foreign debt in the principal amount of $14.7 million. As a result of the subordination, the holders of any senior indebtedness must be paid in full before the holders of our senior subordinated notes in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of our company or upon a default in payment with respect to, or the acceleration of, any senior indebtedness. If we incur any additional indebtedness that is on an equal basis with the senior subordinated notes, the holders of that debt would be entitled to share on an equal basis with the holders of our senior subordinated notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to holders of our senior subordinated notes. In addition, we cannot make cash payments with respect to our senior subordinated notes during a payment default with respect to senior indebtedness and, under certain circumstances, no payments may be made with respect to the principal of, and premium, if any, on our senior subordinated notes for a period of up to 179 days if a non-payment default exists with respect to designated senior indebtedness.

Our senior notes and senior subordinated notes are structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the applicable notes.

     Holders of our senior notes and senior subordinated notes will not have any claim as a creditor against our subsidiaries that are not guarantors of the applicable notes, and indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to these holders’ claims against the assets of those subsidiaries. All obligations owed by our non-guarantor subsidiaries would have to be satisfied before any of the assets of these subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a subsidiary that is a guarantor of our senior notes or senior subordinated notes. Our non-guarantor subsidiaries are currently the same for both our senior notes and senior subordinated notes. Our non-guarantor subsidiaries represented 25.2% of our consolidated net sales and 9.4% of our consolidated income from operations in fiscal 2003. As of the end of fiscal 2003, our non-guarantor subsidiaries represented after eliminations 36.4% of our consolidated assets and had $77.3 million of liabilities. This amount of liabilities excludes $154.8 million of intercompany obligations owed to our guarantor subsidiaries. These non-guarantor subsidiaries may incur additional indebtedness in the future.

Our senior notes mature after all of our other material obligations and the repayment of such obligations could adversely affect our ability to satisfy our obligations under our senior notes.

     As of the end of fiscal 2003, we had outstanding $213.0 million principal amount of senior notes due 2010, $185.3 million principal amount under our senior credit facility with tranches due in 2005 and 2006, $150.0 million principal amount of senior subordinated notes due 2007 and $14.7 million principal amount of foreign debt due in various years from 2004 to 2014. In addition, we had outstanding $95.1 million of current redemption value, excluding future dividends, for our senior preferred stock which has a scheduled redemption date of September 30, 2007.

     Our senior notes mature after all of our other obligations mature. Consequently, our payment of these other obligations may make it more difficult for us to pay interest due on our senior notes or to repay the outstanding principal on our senior notes at maturity in 2010. In addition, all of the subsidiary guarantors of our senior credit facility and our senior notes are also guarantors of our senior subordinated notes. Accordingly, if we failed to pay these obligations at maturity, these subsidiary guarantors would be required to satisfy our payment obligation, possibly making it more difficult for the guarantors to satisfy any obligations under their guarantees of our senior notes.

Our senior subordinated notes mature after our senior credit facility and if we were unable to satisfy our obligations under or refinance the senior credit facility, we would not have sufficient funds to satisfy our obligations under the senior subordinated notes.

     As of the end of fiscal 2003, we had outstanding $185.3 million principal amount under our senior credit facility with tranches due in 2005 and 2006 and $150.0 million principal amount under our senior subordinated notes that do not mature until 2007. As a consequence, our payment of obligations under our senior credit facility may make it more difficult for us to pay interest due on our senior subordinated notes or to repay the outstanding principal on our senior subordinated notes at maturity in 2007. In addition, if we are unable to satisfy the obligations under our senior credit facility, we would be in default under such facility, allowing the lenders to accelerate the outstanding debt. If such an event were to occur or appear likely to occur, there can be no assurance that we would be able to make necessary payments to such lenders or that we would be able to refinance with such lenders or find alternate financing to prevent such an occurrence. Even if we were able to refinance or obtain alternate financing, there can be no assurance that it would be on terms that are acceptable. If we were unable to satisfy our obligations under, refinance or find alternate financing to satisfy our obligations under the senior credit facility, we would not have sufficient funds to satisfy our obligations under the senior subordinated notes.

If a transaction constitutes a change of control that would obligate us to offer to repurchase our senior notes, senior subordinated notes or senior preferred stock, we may not be able to satisfy our obligation to repurchase these securities.

     Upon the occurrence of certain change of control events, holders of our senior notes, senior subordinated notes and shares of senior preferred stock may require us to offer to repurchase all or part of their securities. However, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness and transactions that do not involve a sufficient change in voting power or beneficial ownership, would not constitute a “change of control.” If a transaction constitutes a change of control, we may not have sufficient funds at the time of the change of control to make these required repurchases. Additionally, restrictions in our senior credit facility may not allow such repurchases and certain events that would constitute a change of control as defined in the indentures governing our senior notes and senior subordinated notes or the certificate of designations governing our senior preferred stock would constitute an event of default under our senior credit facility. That event would, if it should occur, permit the lenders to accelerate the debt outstanding under our senior credit facility and that, in turn, would cause an event of default under the indentures governing our senior notes and senior subordinated notes.

     The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We may not have sufficient available funds at the time of any change of control to make any required repurchases of our notes or shares of senior preferred stock tendered and to repay debt under our senior credit facility. Furthermore, using available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to debt to which we may become a party will most likely contain similar restrictions on our ability to repurchase our notes and other securities upon a change of control.

A guarantee of our senior notes or senior subordinated notes could be voided or subordinated because of federal bankruptcy law or comparable state law provisions.

     Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, one or more of the guarantees of our senior notes or senior subordinated notes could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, indebtedness beyond its ability to pay such debts as they would mature.

     In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

     The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

     A court may apply a different standard in making these determinations.

Risks Relating to Our Business Operations

One of our customers accounts for a substantial portion of our revenue and the loss of this customer would have a material adverse effect on our results of operations and reduce our ability to service our debt obligations.

     Net sales to Wal*Mart accounted for 40%, 44% and 42% of our total net sales for fiscal 2001, 2002 and 2003, respectively. We do not have a long-term contract with Wal*Mart. A significant decrease or change in business from Wal*Mart would have a material adverse effect on our results of operations, financial condition and cash flows. In addition, our results of operations and ability to service our debt obligations would be negatively impacted to the extent that Wal*Mart is unable to make payments or does not make timely payments on outstanding accounts receivable.

We rely on a small number of customers, certain of which are able to make greater demands of us.

     We rely on a small number of customers to generate a substantial portion of our net sales. As a result of the leading market positions of many of our customers, they are able to exert pressure on us with respect to pricing, promotions, new product introductions and other services that may affect our results of operations. For our private label and co-manufactured business, we rely on the strength of brands not owned by us and on the willingness of the owners of such brands to promote them to increase sales volume. Our net sales and results of operations may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments with, one or more of our customers.

Increases in raw materials, packaging and natural gas costs, and volatility in the commodity markets has in the past and may in the future adversely affect our results of operations.

     Our financial results depend to a large extent on the costs of raw materials, packaging and natural gas, and our ability to pass along increases in these costs to our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and related harvesting seasons. Fluctuations in paper prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of natural gas, which affects our manufacturing costs.

     In the event of any increases in raw materials, packaging and natural gas costs, we may be required to seek increased sales prices for our products to avoid margin deterioration. We cannot provide any assurances as to the timing or extent of our ability to implement future price adjustments in the event of increased raw materials, packaging or natural gas costs or of whether any price increases implemented by us may affect future sales volumes to our customers.

     Our results of operations have in the past been adversely affected by volatility in the commodity and natural gas markets and our results of operations may be adversely affected in the future by this volatility. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The use of commodity derivative instruments exposes us to risk of market fluctuations in commodity prices and adverse accounting effects.

     We have in the past and may continue to seek to manage our commodity price risk associated with market fluctuations by using derivative instruments for portions of our corn, soybean meal, alternative proteins and natural gas purchases, principally through exchange traded futures and options contracts. The terms of such contracts are generally less than one year. Although we seek to manage the price risk of market fluctuations by hedging portions of our primary commodity product purchases, our results of operations have been adversely affected in the past by these fluctuations and they may be adversely affected by these fluctuations in the future.

     Fair value accounting of our commodity derivative instruments under SFAS 133 has adversely affected our results of operations in the past and may adversely affect our results of operations in the future. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As of the end of fiscal 2003, we had open commodity contracts with a fair value gain of $1.4 million.

The use of commodity derivative instruments reduces our flexibility in managing fluctuations in the costs of raw materials and may adversely affect our results of operations.

     The use of commodity contracts reduces our ability to take advantage of short-term reductions in raw material prices. If one or more of our competitors is able to reduce their production costs by taking advantage of any reductions in raw material prices, we may face pricing pressures from these competitors and may be forced to reduce our sales prices or face a decline in net sales, either of which could have a material adverse effect on our business, results of operations and financial condition.

Restrictions imposed in reaction to outbreaks of “mad cow disease,” “bird flu” and “foot-and-mouth disease” could adversely impact the cost and availability of our raw materials.

     In late 2000, the cost of our raw materials was impacted by the publicity surrounding BSE in Europe, which is a terminal brain disease of cattle. BSE is also known as “mad cow disease” and is generally believed to be caused by accumulation of abnormal prions (proteins found in the brain that are transmitted by ingestion of infected brains and spinal cord materials) used in cattle feed protein supplements at the time. In the second quarter of fiscal 2003, the first North American case of BSE was discovered in Canada. A second BSE case, also traceable to Canadian origin, was subsequently discovered in the United States in the fourth quarter of fiscal 2003. As a result of extensive global publicity and trade restrictions imposed to provide safeguards against the disease, the cost of alternative sources for our raw material proteins, such as soybeans, and pork meat and bone meal, increased significantly in late fiscal 2000 and the first quarter of fiscal 2004. We can provide no assurance that BSE, or resulting regulations or publicity, will not adversely impact the cost or availability of either our raw materials or alternative protein sources in the future.

     In fiscal 2001, there was an outbreak of foot-and-mouth disease, or FMD, in Europe. FMD affects animals with cloven hooves, such as cattle, swine, sheep, goats and deer. While FMD is not considered a threat to humans, people who come in contact with the virus can spread it to animals. Our operations could be adversely affected if the disease were to spread throughout Europe or to the United States.

     In early fiscal 2004, the first case of highly pathogenic Avian Influenza, or HPAI, in twenty years was detected in the United States. The H5N2 strain of the U.S. HPAI virus, while classified as highly virulent to birds, has not been shown to affect humans. The U.S. HPAI virus is not related to the highly publicized H5N1 strain of the Asian HPAI virus that has spread to 10 Asian countries and has killed over 20 people and several domestic cats reportedly exposed to infected poultry. Ingredient rendering and pet food cooking processes destroy both strains of the HPAI virus. Consequently, there is no risk of disease transmission by pet food, but due to trade bans on unprocessed U.S. poultry products, pork ingredient prices are projected to further increase.

     If BSE, FMD or HPAI impacts the availability of our raw materials, we would be required to locate alternative sources for our raw materials. We can give no assurance that those sources would be available to sustain our sales volumes or that these alternative sources would not be more costly. If BSE, FMD or HPAI impacts the cost of our raw materials, or the cost of alternative raw materials compared to current costs, we would be required to increase the sales price for our products to avoid margin deterioration. We can give no assurance of the timing or extent of our ability to implement future price adjustments in the event of higher costs or of whether any such price adjustments implemented by us may affect future sales volumes to our customers.

Our acquisition activities, including integration, operation and management of these businesses, may not be successful or may subject us to losses.

     Any acquisition we may pursue would be based on identifying and acquiring businesses engaged in manufacturing and distributing pet food products in markets where we currently do not operate or businesses with products that would complement our product mix. Our lack of experience in new markets we may enter through future acquisitions could have an adverse effect on our results of operations and financial condition. Acquisitions may require investment of operational and financial resources and could require integration of dissimilar operations, assimilation of new employees, diversion of management time and resources, increases in administrative costs, potential loss of key employees of the acquired company and additional costs associated with debt or equity financing. Acquisitions may also result in losses associated with discontinued operations. For example, we recognized a net loss of $4.7 million in connection with our 2001 divestitures of our Perham, Minnesota facility and our Deep Run domestic wet pet food business, both of which we acquired in our 1998 Windy Hill acquisition. We also recognized asset impairments of $2.4 million in the fourth quarter of fiscal 2003 related to our 51% interest in Crona, which owns a manufacturing facility in Tver, Russia that we subsequently divested in January 2004.

     We may encounter increased competition for acquisitions in the future, which could result in acquisition prices we do not consider acceptable. We may not have sufficient available capital resources to execute potential acquisitions, and our ability to enter into acquisitions may be limited by our senior credit facility and our indentures. We may not find suitable acquisition candidates at acceptable prices or succeed in integrating any acquired business into our existing business or in retaining key customers of acquired businesses.

     Our operating results and financial condition could be materially and adversely affected by acquisitions if any of the following were to occur:

•	the expected operating efficiencies from the acquisitions do not materialize;

•	we fail to successfully integrate the acquisitions into our existing operations; or

•	the cost of the acquisition integrations exceeds expectations.

The amount of goodwill and other intangible assets we have recorded from our acquisitions may not be realized, which could have a material adverse effect on our results of operations and reduce our ability to service our debt obligations.

     As of the end of fiscal 2003, we had $380.4 million of goodwill and trademarks. Goodwill has been recorded under the purchase accounting method to represent the excess of the amount paid over the fair value of the assets acquired and liabilities assumed. The assets associated with our goodwill and trademarks may not be realized by us in the future. Goodwill and trademarks represented 42.9% of our total consolidated assets as of the end of fiscal 2003. We completed our fiscal 2003 annual assessment of impairment related to goodwill and trademarks and determined no impairment was evident, but our results of operations in future periods could be adversely affected if our goodwill and trademarks are determined to be impaired.

We face significant competition from national, regional and store brand manufacturers, many of whom are larger than we are and have significantly greater resources than we do.

     The pet food industry is highly competitive. The companies that produce and market the major nationally advertised brand pet foods are national or international conglomerates that are substantially larger than us and possess significantly greater financial and marketing resources than us. Our store brand pet food products compete for shelf space with nationally advertised brand pet food products on the basis of quality and price. In addition, certain nationally advertised brand manufacturers also manufacture store brands. Nationally advertised brand products compete principally through advertising to create brand awareness and loyalty. We experience some price competition from nationally advertised brand products. To the extent significant price competition from nationally advertised brand products exists or the nationally advertised brand manufacturers significantly increase their store brand presence, our operating results and cash flows could be adversely affected. We also compete with regional branded manufacturers and other store brand manufacturers.

A portion of our revenues is derived from our international operations, which subject us to additional business, economic and political risks and could limit our ability to successfully carry out our business strategy.

     We operate a portion of our business and market products internationally. We have facilities in Austria, Denmark, the United Kingdom and Spain. In fiscal 2003, we sold our products in 39 countries. Our foreign subsidiaries had net sales of $255.4 million, or 25.2% of our consolidated net sales, with the majority of these sales in Europe. We are, therefore, subject to the risks customarily attendant to international operations and investment in foreign countries.

     We currently have foreign currency exposures relating to buying, selling and financing in currencies other than our functional currencies. We have Euro-denominated debt outstanding and, therefore, are exposed to foreign currency exchange risk. We also have foreign currency exposure related to foreign-denominated revenues and costs translated into U.S. dollars. These exposures are primarily concentrated in the Euro, the Danish Krona and the British Pound Sterling. Fluctuations in foreign currency exchange rates may affect the results of our operations and the value of our foreign assets, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. Management of our foreign currency exposure may not protect us from fluctuations in foreign currency exchange rates. Fluctuations in foreign currency exchange rates could have a material adverse effect on our business, results of operations and financial condition.

     Other risks include:

•	import and export license requirements;

•	trade restrictions;

•	foreign tax laws, tariffs, and other foreign laws and regulations;

•	limitation on repatriating earnings back to the United States;

•	difficulties in staffing and managing international operations;

•	nationalization;

•	expropriation;

•	restrictive actions by local governments;

•	acts of terrorism;

•	war and civil disturbance; and

•	disruptions or delays in shipments.

     Any of these events could have an adverse effect on our operations in foreign countries and an interruption of our international operations could have a material adverse effect on our results of operations and financial condition.

If we lose certain key personnel or are unable to hire additional qualified personnel, we may not be successful.

     Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, production and distribution, and, in particular, upon the efforts and abilities of our executive management group. If we lose the service of any of the members of our executive management group, the loss could have a material adverse effect on our business, financial condition and results of operations. We do not have key person life insurance covering any of our employees. Our success also depends upon our ability to attract and retain highly qualified employees.

We are subject to extensive regulation and our compliance with existing or future laws and regulations or making any product recalls pursuant thereto could cause us to incur substantial expenditures.

     We are subject to a broad range of federal, state, local and foreign laws and regulations intended to protect the public health and the environment, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of solid or hazardous wastes and the remediation of contamination associated with releases of wastes or hazardous substances. Our U.S. operations are also subject to regulation by the Occupational Safety and Health Administration, the Food and Drug Administration, the Department of Agriculture and by various state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Our foreign operations are subject to similar environmental and safety laws and regulations that are enforced by governmental agencies, such as the European Commissioner of Foods, which is the controlling body for public health of the European Union. The European Union is taking a much stronger role than the United States in both the regulation of raw materials for manufacturing and the labeling of pet food. The European Commissioner of Food is overseeing this movement towards heightened regulation of pet food. Violations of any of these laws and regulations may result in administrative, civil or criminal penalties being levied against us, permit revocation or modification, performance of environmental investigatory or remedial activities, or a cease and desist order against operations that are not in compliance. See “Business — Environmental and Safety Matters.”

     These laws and regulations may change in the future and we may incur material costs in our efforts to comply with current or future laws and regulations or to effect future recalls. These matters may have a material adverse effect on our business.

The board of directors of Doane Pet Care Enterprises, Inc., our parent company, and our board of directors are controlled by certain stockholders and their interests may be different than those of our noteholders.

     Doane Pet Care Enterprises, Inc., our parent company, is a holding company with no operations. We are its sole operating subsidiary. In connection with our acquisition of Windy Hill Pet Food Company, Inc. in August 1998, we, Summit/DPC Partners, L.P., Summit Capital, Inc., Chase Manhattan Investment Holdings, Inc. (predecessor to J.P. Morgan Partners (BHCA), L.P.) and an affiliate thereof, DLJ Merchant Banking Partners, L.P. and certain of its affiliates, all of Windy Hill’s former stockholders, and certain other stockholders of Doane Pet Care Enterprises, Inc. entered into an investors’ agreement. The investors’ agreement provides certain of these parties with board designation rights. Through their control of the boards of directors of Doane Pet Care Enterprises, Inc. and our company, these investors are able to control our policies, management and affairs and to effectively prevent or cause a change in our control. Each of our parent’s significant stockholders, together with its affiliates, has other business interests and activities in addition to its ownership interest in us. It is possible that the significant stockholders may exercise their control in ways that serve their individual interests but do not serve the best interests of our noteholders. It is also possible that conflicts or disagreements among the stockholders may make it difficult for us to take action important to the achievement of our goals.

We may be subject to work stoppages at our facilities or those of our principal customers, which could adversely impact the profitability of our business.

     A portion of our global work force is unionized. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could have a material adverse effect on us. Furthermore, organizations responsible for shipping our products may be impacted by strikes staged by the unions representing transportation employees. Any interruption in the delivery of our products could have a material adverse effect on us.

If the investments in our pension plans do not perform as expected, we may have to contribute additional amounts to the plans.

     We maintain a non-contributory pension plan covering hourly and salaried workers of a predecessor company. The plan was frozen in 1998 and, as a result, future benefits no longer accumulate and our annual service cost ceased as of that date. Our only active plan covers 50 union employees at one facility. Due to an overall decline since fiscal 2000 in the market value of these plans’ assets and interest rates used in discounting benefit liabilities, the pension assets as of the end of fiscal 2003 were $0.7 million less than the accumulated benefit obligations. As a result, we have recognized a minimum pension liability of $8.2 million, or $5.0 million net of deferred tax benefit, in accumulated other comprehensive income (loss) in the accompanying audited consolidated financial statements included herein. Under federal law, we were not required to make any cash contributions to the inactive plan in fiscal 2001 through 2003 and do not expect to make any cash contribution in fiscal 2004. Our contributions to the active plan in fiscal 2001 through 2003 were less than $0.1 million each year and we expect to contribute approximately $0.1 million in fiscal 2004. However, if underperformance of the plans’ investments continues, we may be required in the future to contribute additional funds to ensure that the pension plans will be able to pay out benefits as scheduled. Such an increase in funding could result in a decrease in our available cash flow, which would limit our ability to fund our business activities or pay principal or interest on our debt.

ITEM 2 — Properties

     Our corporate headquarters are located in Brentwood, Tennessee. Our manufacturing facilities are generally located in rural areas in close proximity to our customers, raw materials and transportation networks, including rail transportation. We believe the broad number of strategically located facilities enhances our position as a low cost provider by reducing freight costs for raw materials and finished goods and facilitating direct delivery programs. The rural locations also reduce land and labor costs. We believe we can construct new manufacturing facilities at a lower cost than competitors by using our engineering services group to design and construct most of the necessary production equipment.

     The following table shows our United States and European manufacturing, warehouse and distribution facilities:

Location	Principal products	Square footage
Domestic manufacturing and warehouse facilities:
Allentown, PA	Dry dog/cat food	70,000
Birmingham, AL	Dry dog/cat food	142,000
Butler, MO	Dry dog/cat food	75,000
Cartersville, GA	Dry dog/cat food	42,000
Clinton, OK	Dry dog/cat food	218,000
Delavan, WI	Semi-moist food; treats	55,000
Dexter, MO	Dry dog/cat food	70,000
Everson, PA	Dry dog/cat food	74,000
Hillburn, NY	Dog biscuits	95,000
Joplin, MO	Dry dog/cat food; dog biscuits	308,000
LeSueur, MN	Dry dog/cat food; dog biscuits	160,000
Manassas, VA	Dry dog/cat food	80,000
McKenzie, TN	Dry dog/cat food	90,000
Miami, OK	Dog and cat treats	76,000
Muscatine, IA	Dry dog/cat food	100,000
Orangeburg, SC	Dry dog/cat food	139,000
Portland, IN	Dry dog/cat food; dog biscuits	120,000
Pueblo, CO	Dry dog/cat food	125,000
San Bernardino, CA	Dry dog/cat food	169,000
Temple, TX	Dry dog/cat food	110,000
Tomah, WI	Dry dog/cat food	98,000
Tracy, CA	Dry dog/cat food	110,000
Washington Courthouse, OH	Dry dog/cat food; dog biscuits	190,000

Domestic distribution warehouses:
Alexandria, LA	N/A	35,000
Johnstown, NY(1)	N/A	41,000
Ocala, FL	N/A	76,000

European manufacturing and warehouse facilities:
Carat, Austria (Arovit)	Wet dog/cat food	38,000
Esbjerg, Denmark (Arovit)	Wet dog/cat food; treats	487,000
Norwich, England (Larkshall)	Dry dog/cat food	81,000
Valladolid, Spain (Ipes)	Dry dog/cat food	112,000
Vejen, Denmark (Arovit)	Dry dog/cat food	151,000
Vrä, Denmark (Arovit)(2)	Wet dog/cat food	120,000

Joint venture facility:
Milano, Italy (Effeffe)	Dry dog/cat food	67,000

(1)	This facility is leased. All other facilities are owned by us other than the joint venture facility.

(2)	We plan to close this facility during fiscal 2004.

ITEM 3 — Legal Proceedings

     We were named as a defendant in a case styled Petguard, Inc. v. Doane Pet Care Company, which was filed on May 3, 2002 in the U.S. District Court for the Middle District of Florida, Jacksonville Division. The plaintiff alleged defects in pet food that was manufactured by us at our former Deep Run facility and sold to the plaintiff. In January 2004, we settled this litigation for an amount that was not material to our results of operations or financial condition.

     In the ordinary course of business, we are party to litigation from time to time; however, we are not a party to any material pending legal proceedings that, if adversely determined, we believe would have a material effect on our financial condition or results of operations.

ITEM 4 — Submissions of Matters to a Vote of Security Holders

     On April 23, 2003 our parent and sole stockholder, Doane Pet Care Enterprises, Inc., approved by written consent in lieu of an annual meeting a resolution naming the following individuals to our board of directors: Lawrence S. Benjamin, Douglas J. Cahill, Edward H. D’Alelio, Jerry W. Finney, Jr., George B. Kelly, Mathew J. Lori, Terry R. Peets, Stephen C. Sherrill, Paul E. Suckow and Jeffrey C. Walker.

PART II

ITEM 5 — Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

     All of our common stock is owned by our parent. No established public trading market currently exists for our common stock.

Sales of Unregistered Equity Securities

     We did not sell any unregistered equity securities in fiscal 2003.

Dividends

     We did not declare any cash dividends on our common stock in fiscal 2002 or 2003 and we do not anticipate paying any cash dividends in the foreseeable future. We intend instead to retain any future earnings for reinvestment in our business or other corporate purposes. Any future determination as to the payment of dividends will be made at the discretion of our board of directors and will depend on our operating results, financial condition, capital requirements, general business conditions and such other factors as the board of directors deems relevant.

     Our ability to pay dividends is also restricted by our senior credit facility and the indentures governing our senior notes and our senior subordinated notes.

Equity Compensation Plan Information

     Neither we nor our parent, subsidiaries or affiliates have any compensation plans or individual compensation arrangements under which our equity securities are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

ITEM 6 — Selected Financial Data

     The selected financial data presented below (except for pet food sold data) was derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent auditors. The selected data should be read in conjunction with the accompanying audited consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K. Effective January 1, 1999, we changed our fiscal year to end on the Saturday nearest to the end of December; and therefore, fiscal 1999, 2000, 2001, 2002 and 2003 ended on January 1, 2000, December 30, 2000, December 29, 2001, December 28, 2002 and January 3, 2004, respectively. Fiscal 1999 through 2002 were each 52-week years and fiscal 2003 was a 53-week year. The tables presented below are in thousands.

	Fiscal
	1999 (1)	2000 (2)	2001 (3) (4)	2002	2003
Statement of income data:
Net sales	$754,343	$875,761	$895,830	$887,333	$1,013,865
Cost of goods sold	579,124	687,799	749,092	701,418	851,578

Gross profit	175,219	187,962	146,738	185,915	162,287
Operating expenses:
Promotion and distribution	42,006	51,929	58,241	52,445	57,616
Selling, general and administrative	41,212	50,863	47,945	48,712	52,015
Amortization (5)	10,357	12,779	13,743	4,583	4,989
Other operating expenses (6)	2,539	28,639	8,655	1,447	7,227

Income from operations	79,105	43,752	18,154	78,728	40,440
Interest expense, net	39,739	51,223	57,020	62,395	58,845
Debt extinguishments (7)	—	—	—	—	12,142
Other income, net	(1,201)	(1,732)	(757)	(724)	(1,156)

Income (loss) before income taxes and cumulative effect of a change in accounting principle	40,567	(5,739)	(38,109)	17,057	(29,391)
Income tax expense (benefit)	16,858	(854)	(16,171)	1,786	25,039

Income (loss) before cumulative effect of a change in accounting principle	23,709	(4,885)	(21,938)	15,271	(54,430)
Cumulative effect at adoption at the beginning of fiscal 1999 of a change in accounting for commodity derivative instruments, net of income tax benefit of $1,440 (8)	(2,263)	—	—	—	—

Net income (loss)	$21,446	$(4,885)	$(21,938)	$15,271	$(54,430)

	Fiscal
	1999 (1)	2000 (2)	2001 (3) (4)	2002	2003
Other data:
Cash flows provided by (used in) operating activities	$59,938	$45,388	$(23,936)	$78,773	$55,663
Cash flows provided by (used in) investing activities	(34,458)	(181,316)	1,466	(25,902)	(30,185)
Cash flows provided by (used in) financing activities	(21,531)	131,972	25,433	(51,731)	(4,572)
Depreciation and amortization	26,083	36,334	41,430	32,164	37,161
Capital expenditures (9)	26,668	35,347	17,316	24,348	28,062
Pet food sold (thousands of U.S. tons):
United States	1,669	1,710	1,653	1,705	1,836
Europe	72	207	282	258	276

	End of fiscal
	1999 (1)	2000 (2)	2001 (3)	2002	2003
Balance sheet data:
Working capital	$32,832	$25,812	$46,995	$59,215	$40,353
Total assets	693,296	907,062	836,545	870,667	885,914
Total debt	427,922	573,165	587,823	554,020	574,046
Senior Preferred Stock (Redeemable)	45,965	55,205	65,672	77,550	91,052
Stockholder’s equity	82,946	70,881	37,926	58,503	31,198

(1)	Results for fiscal 1999 include the results of our acquisition on October 14, 1999 of the Larkshall Extrusions, division of Buxted Chicken Limited for approximately $5.0 million in cash.

(2)	Results for fiscal 2000 include the results of our acquisition on May 10, 2000 of A/S Arovit Petfood, headquartered in Esbjerg, Denmark, for approximately $144.4 million and assumed indebtedness, net of cash, of approximately $11.8 million. Arovit manufacturers and sells throughout Europe a full range of pet food products for dogs and cats, including wet, dry and treats, primarily through private label programs.

(3)	Results for fiscal 2001 include the results of two divestitures until the dates of sale: our Perham, Minnesota facility from the beginning of fiscal 2001 through April 27, 2001 and our Deep Run domestic wet pet food business from the beginning of fiscal 2001 through May 3, 2001. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

(4)	Results for fiscal 2001 include $16.9 million of expenses associated with strategic initiatives that commenced in fiscal 2001 and consist of $6.7 million of other operating expenses related to the divestitures and $10.2 million of Project Focus expenses. The Project Focus expenses were classified as follows: (1) $0.3 million as a reduction in net sales; (2) $6.6 million as cost of goods sold; (3) $0.9 million as promotion and distribution expenses; (4) $0.4 million as selling, general and administrative expenses; and (5) $2.0 million as other operating expenses. See Note 13 – “Other Operating and Project Focus Implementation Expenses” to our accompanying audited consolidated financial statements included herein.

(5)	As of the beginning of fiscal 2002, we adopted SFAS 142 and ceased amortization of goodwill and trademarks. See Note 1 — “Summary of Significant Accounting Policies — Goodwill and Trademarks” to our accompanying audited consolidated financial statements included herein for our results of operations for fiscal 2001, as adjusted to give effect to SFAS 142 as if it were adopted as of the beginning of fiscal 2001. Net income (loss) for fiscal 1999 and 2000, as adjusted to give effect to the adoption of SFAS 142 as of the beginning of each of these fiscal years, would be $27.9 million and $2.3 million, respectively.

(6)	Other operating expenses of $2.5 million in fiscal 1999 include $1.1 million of transition expenses in connection with the Windy Hill acquisition and $1.4 million of expenses related to the proposed initial public offering by our parent, which was subsequently withdrawn.

Other operating expenses of $28.6 million in fiscal 2000 include: (1) restructuring costs of $22.3 million consisting of asset impairments of $15.3 million related to the closure of certain inefficient manufacturing facilities, severance costs of $3.5 million related to these facility closures and the elimination of corporate positions and $3.5 million of shutdown expenses for these facility closures; and (2) transaction costs of $6.3 million, consisting of a $4.6 million loss on a foreign currency forward contract associated with the Arovit acquisition, a $1.5 million charge for the write-off of costs for unconsummated acquisitions and $0.2 million of miscellaneous transaction costs.

Other operating expenses of $8.7 million in fiscal 2001 include a $4.7 million net loss from the divestitures and $4.0 million of restructuring costs consisting of (1) $2.0 million of severance costs for the elimination of corporate positions following the divestitures; and (2) $2.0 million of Project Focus related costs comprised of $1.0 million of asset impairments and other plant closure costs for the shutdown of an inefficient manufacturing facility and $1.0 million of severance costs for the elimination of additional corporate positions in the fourth quarter of fiscal 2001.

Other operating expenses of $1.4 million in fiscal 2002 include a $0.8 million write-off of costs related to our postponed bond offering and a $0.6 million write-off of costs related to our abandoned European sale process.

Other operating expenses of $7.2 million in fiscal 2003 include: (1) asset impairments of $5.3 million to the building and certain equipment relating to our manufacturing facility in Vrä, Denmark, which is being consolidated into two of our other facilities: (2) asset impairments of $2.4 million relating to our divesture of our 51% interest in Crona, which owns a manufacturing facility in Tver, Russia; and (3) net positive revisions to estimated restructuring costs of $0.5 million primarily related to plant closures in prior years. See Note 13 – “Other Operating and Project Focus Implementation Expenses” to our accompanying audited consolidated financial statements included herein.

(7)	Debt extinguishments of $12.1 million in fiscal 2003 consisted of $11.1 million related to our refinancing in February 2003 and $1.0 million related to the optional prepayment on our senior credit facility. The $11.1 million related to the refinancing in February 2003 included: (1) a $4.0 million write-off of deferred financing costs, primarily related to our senior credit facility; (2) a charge of $7.6 million for the accretion of our sponsor facility to face value; (3) a charge of $6.2 million realized foreign currency translation loss as a result of retiring a portion of our Euro term loan facility with a corresponding credit to accumulated other comprehensive income; and (4) a credit of $6.7 million for the reversal of the excess leverage fee accrual.

(8)	The cumulative effect of a change in accounting principle as of the beginning of fiscal 1999 relates to a change in accounting for commodity derivative instruments in accordance with SFAS 133.

(9)	Capital expenditures exclude payments for acquisitions.

ITEM 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

     You should read the following discussion together with the accompanying audited consolidated financial statements and related notes included elsewhere in this annual report on Form 10-K. You are also urged to read “Item 1 — Business — Forward-Looking Statements” and “— Risk Factors” for some of the factors that could cause our actual results to differ materially from those contained in any forward-looking statements in this discussion.

Business Overview

     The U.S. pet food industry is approximately a $12.4 billion industry with a compound annual growth rate of 3.6% from 2000 through 2003. From 2000 to 2003, the U.S. dog and cat population grew from 135 million to 140 million.

     Recent trends in the U.S. pet food industry include the following:

•	Dry pet food has grown more rapidly than wet pet food. From 2000 to 2003, dry pet food grew at a compound annual growth rate of 4.0% compared to a compound annual growth rate of 1.9% for wet pet food.

•	Private label pet food has grown more rapidly than nationally advertised brand pet food. In 2000, private label sales accounted for 31% of industry sales and nationally advertised brand sales accounted for 69% of industry sales. From 2000 to 2002, private label dry pet food grew at a compound annual growth rate of 6.2% compared to 3.8% for nationally advertised brand dry pet food.

•	Sales through the mass merchant channel have grown more rapidly than sales through the grocery channel. From 2000 to 2003, pet food sales through the mass merchant channel grew at a compound annual growth rate of 10.4%, compared to a decline of 3.6% for the grocery channel. In fiscal 2003, approximately 35% of mass merchant pet food sales was private label compared to 10% for the grocery channel.

•	Consolidation. Over the past several years, significant consolidation occurred among pet food producers, including Nestlé S.A.’s 2001 acquisition of Ralston Purina Company in the United States and Mars, Inc.’s 2002 acquisition of Royal Canin S.A. in Europe.

     We manufacture pet food, primarily private label, in the United States and Europe using 29 combined manufacturing and distribution facilities that we own or lease. We manufacture pet food products primarily for dogs and cats, including dry, wet, semi-moist, soft dry, soft treats and biscuits. We sell our products to a variety of types of retailers. Our net sales to Wal*Mart accounted for 40%, 44% and 42% of our total net sales for fiscal 2001, 2002 and 2003, respectively.

     Historically, approximately 75% of our cost of goods sold has been comprised of raw material and packaging costs with the remainder primarily comprised of salaries, wages and related fringe benefits, utilities and depreciation. Our operating expenses consist of promotion and distribution expenses and selling, general and administrative expenses. Promotion and distribution expenses are primarily comprised of promotions, freight, brokerage fees and warehousing expenses. Selling, general and administrative expenses primarily include salaries and related fringe benefits, amortization and other corporate overhead costs, which typically do not increase proportionately with increases in volume and product sales.

     Our financial results depend to a large extent on the costs of raw materials and packaging and our ability to pass along increased costs to our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand, changes in international demand, as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in pricing of natural gas, which affects our manufacturing costs. Our results of operations have been exposed to volatility in the commodity and natural gas markets in the past and may be exposed to such volatility in the future.

     In the event of any increases in raw materials, packaging and natural gas costs, we may be required to seek increased sales prices for our products to avoid margin deterioration. We cannot provide assurance regarding the timing or extent of our ability to implement future price adjustments in the event of increased raw materials, packaging and natural gas costs, or of whether any price increases implemented by us may affect the volumes of future shipments to our customers.

     Our sales are moderately seasonal. We normally experience an increase in net sales during the first and fourth quarters of each year, which is typical in the pet food industry. Generally, cooler weather results in increased dog food consumption.

Fiscal 2003 Year in Review

     Fiscal 2003 was a challenging year for our company. Excluding the impact of foreign currency exchange fluctuations and the 53rd week, net sales increased 7.8% in fiscal 2003 primarily due to higher sales volumes. Although we experienced favorable sales growth, our income from operations decreased by $38.3 million primarily due to significantly higher commodity and natural gas costs. We also had $7.2 million of other operating expenses, primarily non-cash asset impairments as described below. Our net loss of $54.4 million was impacted by a non-cash income tax expense of $23.6 million, reflecting the uncertainty concerning our ability to realize net operating loss carryforwards as well as $12.1 million of non-cash debt extinguishment costs.

     Due to higher than expected commodity costs, the volatility of domestic commodities prices and the accompanying difficulty to hedge our commodity risk, we announced in late 2003 that we re-evaluated both our pricing strategy and risk management process. As a result, we implemented a broad price increase in January 2004 of approximately 7.5% to 9.5% for most of our domestic products. In addition, we have reached cost-sharing arrangements, starting in fiscal 2004, such that we now have approximately 80% of our domestic volume under some form of cost-sharing arrangements. In the aggregate, these arrangements will enable us to pass-through to our domestic customers approximately half of future commodity movements, whether up or down, as long as these arrangements continue in their present form. These cost-sharing arrangements will allow us to better manage our financial performance while protecting our customers’ brands as we move through the commodity market cycles. In addition, we recently announced an additional price increase that will take affect during the second quarter of 2004. Because we generally do not have long-term contracts with our customers, our recent price increases and our cost-sharing arrangements could change.

     We took steps in 2003 to address our significant cash requirements for debt service relating to our outstanding indebtedness. In the first quarter of fiscal 2003, we issued $213.0 million aggregate principal amount of 10 ¾% senior notes due 2010. We used $169.3 million of the net proceeds from the sale of our senior notes to repay a portion of our senior credit facility and we used $33.3 million of the remaining net proceeds to repay our sponsor facility in full. In conjunction with the issuance of our senior notes, we amended our senior credit facility. See “— Liquidity and Capital Resources – Amendments to Senior Credit Facility.” We also took steps to increase our cash flows from working capital by negotiating more favorable payment terms with certain customers in the third quarter of fiscal 2003. These new payment terms permitted us to make a $15.0 million prepayment on our senior credit facility.

     In December 2003, we finalized our plans for Project 3-to-2 to consolidate the production and most of the equipment from our manufacturing facility in Vrä, Denmark into our facility in Esbjerg, Denmark and our recently expanded facility in Carat, Austria during fiscal 2004. As a result, we will close the Vrä facility in fiscal 2004. In conjunction with Project 3-to-2, we evaluated our long-lived assets and recorded non-cash asset impairments of $5.3 million in the fourth quarter of fiscal 2003 to the building and certain equipment from the Vrä facility that we anticipate will not be utilized, but instead disposed of or sold.

     In January 2004, we divested our 51% interest in Crona, which owns a manufacturing facility in Tver, Russia. In the fourth quarter of fiscal 2003, we evaluated the net assets of this facility for impairment and recorded asset impairments of $2.4 million in other operating expenses.

Financial Covenant Compliance

     One of our major risks is our ability to finance our debt service requirements under our senior credit facility and our other debt and to comply with the financial covenants under our debt agreements. Our senior credit facility requires us to maintain specified financial ratios and satisfy certain financial tests which, if violated, could place us in default, and our lenders could then accelerate our debt and prohibit us from borrowing additional funds from this facility to meet our liquidity needs.

     Our ability to meet these financial ratios and tests can be affected by events beyond our control, such as prevailing economic, financial or industry conditions, and the occurrence of any such event may prevent us from meeting these financial ratios and tests. In particular, if domestic commodity prices remain at or near their current levels or increase further and we are unable to recover such increased costs through price increases, we may face additional challenges in covenant compliance. We have experienced difficulty in the past satisfying the financial covenants in our senior credit facility and have either negotiated amendments or obtained waivers from our lenders for fiscal 2000, 2001 and 2003. Our senior credit facility, including these financial covenants, was amended in February 2003 concurrently with the sale of senior notes and was last amended effective March 9, 2004. If we violate these amended covenants and are unable to either negotiate amendments or obtain waivers from our lenders, we could be in default under our debt agreements, our lenders may accelerate our debt, and we would not be able to draw upon additional availability under our senior credit facility to meet our liquidity needs.

Results of Operations

     Our fiscal year ends on the Saturday nearest to the end of December; and therefore, fiscal 2001, 2002 and 2003 ended on December 29, 2001, December 28, 2002 and January 3, 2004, respectively. Each quarter also ends on the Saturday nearest to the end of the month. Fiscal 2001 and 2002 were 52-week years and fiscal 2003 was a 53-week year.

     We have foreign currency exposure related to foreign-denominated revenues and costs translated into U.S. dollars, or USD, primarily related to the Euro to USD exchange rate. Our results of operations were significantly impacted in fiscal 2003 and minimally impacted in fiscal 2002 by foreign currency exchange rate fluctuations. For the purpose of evaluating our results of operations, the average year-over-year Euro to USD exchange rates for fiscal 2001, 2002 and 2003 were 0.8953, 0.9425 and 1.1281, respectively. For the purpose of evaluating our financial position, the Euro to USD exchange rates as of the end of fiscal 2002 and 2003 were 1.0481 and 1.2495, respectively.

     Statement of operations data. The following table sets forth our statement of operations derived from the accompanying audited consolidated financial statements included herein expressed as a percentage of net sales for the fiscal years indicated (table in thousands, except percentages):

	Fiscal
	2001		2002		2003
Net sales	$895,830	100.0%	$887,333	100.0%	$1,013,865	100.0%
Cost of goods sold:
Commodities	396,539	44.3	390,899	44.1	494,302	48.8
Other	352,553	39.3	310,519	34.9	357,276	35.2

Total cost of goods sold	749,092	83.6	701,418	79.0	851,578	84.0

Gross profit	146,738	16.4	185,915	21.0	162,287	16.0
Operating expenses:
Promotion and distribution	58,241	6.5	52,445	5.9	57,616	5.7
Selling, general and administrative	47,945	5.4	48,712	5.5	52,015	5.1
Amortization	13,743	1.5	4,583	0.5	4,989	0.5
Other operating expenses	8,655	1.0	1,447	0.2	7,227	0.7

Income from operations	18,154	2.0	78,728	8.9	40,440	4.0
Interest expense, net	57,020	6.4	62,395	7.0	58,845	5.8
Debt extinguishments	—	—	—	—	12,142	1.2
Other income, net	(757)	(0.1)	(724)	—	(1,156)	(0.1)

Income (loss) before income taxes	(38,109)	(4.3)	17,057	1.9	(29,391)	(2.9)
Income tax expense (benefit)	(16,171)	(1.8)	1,786	0.2	25,039	2.5

Net income (loss)	$(21,938)	(2.5)%	$15,271	1.7%	$(54,430)	(5.4)%

Fiscal 2003 Compared to Fiscal 2002

     Net sales. Net sales in fiscal 2003 increased 14.3% to $1,013.9 million from $887.3 million in fiscal 2002. Net sales in fiscal 2003 increased 14.3%, to $1,013.9 million from $887.3 million in fiscal 2002. The fiscal 2003 sales increase was primarily due to sales volume growth and the favorable currency exchange rate between the dollar and the Euro. Fiscal 2003 sales volume growth also benefited from an extra week in the 2003 fiscal period compared to the 2002 period. Excluding only the foreign currency exchange rate impact from fiscal 2003, net sales increased 9.5%; whereas excluding only the benefit of the extra week of sales in fiscal 2003, net sales increased 12.6%. Excluding both the positive impact of foreign currency exchange rate and the extra week, net sales increased 7.8%. The increase in sales volume is primarily attributable to the impact of a full year of Meow Mix and Ol’ Roy Meaty Chunks ‘N Gravy volume in fiscal 2003 compared to a partial year of such volume for fiscal 2002.

     Gross profit. Gross profit in fiscal 2003 decreased 12.7%, or $23.6 million, to $162.3 million from $185.9 million in fiscal 2002. Excluding the impact of foreign currency exchange fluctuations and the 53rd week in fiscal 2003, gross profit decreased $35.0 million, or 18.8%, from fiscal 2002 to fiscal 2003. This decrease was primarily due to higher commodities costs, which increased as a percentage of net sales to 48.8% in fiscal 2003 from 44.1% in fiscal 2002. In addition, other cost of goods sold increased as a percentage of net sales to 35.2% in fiscal 2003 from 34.9% in fiscal 2002 primarily due to higher natural gas costs. The impact of these higher costs on gross profit was partially offset by the increase in our sales volume in fiscal 2003. We had a $0.3 million increase in our gross profit due to the volatility of commodity prices under SFAS 133 fair value accounting of our commodity derivative instruments, which resulted from a $5.2 million reduction in our cost of goods sold in fiscal 2003 compared to a $4.9 million reduction in our cost of goods sold in fiscal 2002.

     Promotion and distribution. Promotion and distribution expenses in fiscal 2003 increased 9.9% to $57.6 million from $52.4 million in fiscal 2002. As a percentage of net sales, promotion and distribution expenses decreased to 5.7% in fiscal 2003 from 5.9% in fiscal 2002 primarily due to the product mix of our new business.

     Selling, general and administrative. Selling, general and administrative expenses in fiscal 2003 increased 6.8% to $52.0 million from $48.7 million in fiscal 2002. Excluding the impact of foreign currency exchange fluctuations in fiscal 2003, selling, general and administrative expenses were consistent with fiscal 2002.

     Other operating expenses. Other operating expenses of $7.2 million in fiscal 2003 include: (1) asset impairments of $5.3 million to the building and certain equipment relating to our manufacturing facility in Vrä, Denmark; (2) asset impairments of $2.4 million relating to our divesture of our 51% interest in Crona, which owns a manufacturing facility in Tver, Russia; and (3) net positive revisions to estimated restructuring costs of $0.5 million primarily related to plant closures in prior years.

completed in February 2003 and a $0.6 million write-off of costs for our abandoned European sale process.

     Interest expense, net. Interest expense, net of interest income, in fiscal 2003 decreased 5.7% to $58.8 million from $62.4 million in fiscal 2002. This decrease was primarily due to the elimination of the excess leverage fee accrual under our senior credit facility and a decrease in interest rates associated with our floating rate debt, partially offset by a higher interest rate on the portion of our long-term debt refinanced in February 2003. See "—Liquidity and Capital Resources – Amendments to Senior Credit Facility.”

     Debt extinguishments. Debt extinguishments of $12.1 million in fiscal 2003 consisted of $11.1 million related to our refinancing in February 2003 and $1.0 million related to the optional prepayment on our senior credit facility in the third quarter of fiscal 2003. The $11.1 million related to the refinancing in February 2003 included: (1) a $4.0 million write-off of deferred financing costs, primarily related to our senior credit facility; (2) a charge of $7.6 million for the accretion of our sponsor facility to face value; (3) a charge of $6.2 million realized foreign currency translation loss as a result of retiring a portion of our Euro term loan facility with a corresponding credit to accumulated other comprehensive income; and (4) a credit of $6.7 million for the reversal of the excess leverage fee accrual.

     Income tax expense (benefit). We recognized income tax expense of $25.0 million in fiscal 2003 compared to income tax expense of $1.8 million in fiscal 2002. We recorded valuation allowances against deferred tax assets during these periods of $42.5 million in fiscal 2003 and $0.6 million in fiscal 2002. Due to the magnitude of our operating losses in fiscal 2003, coupled with the variability of our historical earnings, we determined that we no longer met the “more likely than not” recoverability criteria necessary to recognize our deferred tax assets, except for those assets which will be recovered through known reversals of deferred tax liabilities. The overall effective tax rate for both periods differs from the expected combined federal and state rate of 38.9% due to the valuation allowances described above and the tax benefit arising from certain items being deductible in the United States and also in certain foreign jurisdictions.

Fiscal 2002 Compared to Fiscal 2001

     Net sales. Net sales in fiscal 2002 decreased 0.9% to $887.3 million from $895.8 million in fiscal 2001. Net sales in fiscal 2001 included $16.6 million of net sales from our Deep Run and Perham businesses prior to their divestiture in the second quarter of 2001. Excluding the fiscal 2001 net sales associated with these divestitures, our net sales for fiscal 2002 increased 0.9%, or $8.1 million. This increase was primarily due to the increase in our sales volume as a result of new business awards, partially offset by lower sales volume from Project Focus implementation.

     Gross profit. Gross profit in fiscal 2002 increased 26.7%, or $39.2 million, to $185.9 million from $146.7 million in fiscal 2001 partially due to the favorable impact caused by the volatility of commodity prices as recognized under the SFAS 133 fair value accounting of our commodity derivative instruments. Such accounting resulted in a $4.9 million reduction in our cost of goods sold in fiscal 2002 compared to a $12.6 million increase in our cost of goods sold in fiscal 2001, which accounts for $17.5 million of the $39.2 million increase in gross profit. Also, our fiscal 2001 gross profit was impacted by the implementation of Project Focus. Of the total $10.2 million Project Focus related charges, $6.9 million negatively impacted gross profit and was primarily due to the write-down in packaging inventories. See Note 13 – “Other Operating and Project Focus Implementation Expenses” to our accompanying audited consolidated financial statements included herein. The remaining increase in our gross profit is primarily due to Project Focus implementation, including improvements in manufacturing efficiencies, customer mix and/or product mix, and our European operations. Wage inflation was offset by lower natural gas costs.

     Promotion and distribution. Promotion and distribution expenses in fiscal 2002 decreased 10.0% to $52.4 million from $58.2 million in fiscal 2001. As a percentage of net sales, promotion and distribution expenses decreased to 5.9% in fiscal 2002 from 6.5% in fiscal 2001 primarily due to new business and Project Focus mix improvement, freight outsourcing and improved cost control measures.

     Selling, general and administrative. Selling, general and administrative expenses in fiscal 2002 increased 1.6% to $48.7 million from $47.9 million in fiscal 2001 primarily due to higher variable compensation incentives tied to our business performance and higher fringe benefit costs, partially offset by lower costs resulting from Project Focus cost savings initiatives.

     Amortization. Amortization expense in fiscal 2001 decreased 66.7% to $4.6 million from $13.7 million in fiscal 2001 primarily due to goodwill and trademarks no longer being amortized. See Note 1 — “Summary of Significant Accounting Policies — Goodwill and Trademarks” to our accompanying audited consolidated financial statements included herein.

     Other operating expenses. Other operating expenses in fiscal 2002 consist of a $0.8 million write-off of costs for our postponed bond offering that was subsequently completed in February 2003 and a $0.6 million write-off of costs for our abandoned European sale process. Fiscal 2001 other operating expenses of $8.7 million included a $4.7 million net loss from the divestitures of our former Deep Run and Perham businesses and $4.0 million of restructuring costs. These restructuring costs consist of (1) $2.0 million of severance costs for the elimination of corporate positions following the divestitures; and (2) $2.0 million of Project Focus related costs comprised of $1.0 million of asset impairments and other plant closure costs for the shutdown of an inefficient manufacturing facility and $1.0 million of severance costs for the elimination of additional corporate positions in the fourth quarter of fiscal 2001.

     Interest expense, net. Interest expense, net of interest income, for fiscal 2002 increased 9.4% to $62.4 million from $57.0 million in fiscal 2001 primarily due to a $6.7 million accrual of non-cash interest expense for the excess leverage fee under our senior credit facility, partially offset by a decrease in interest rates associated with our floating rate debt in fiscal 2002 compared to fiscal 2001.

     Income tax expense (benefit). We recognized income tax expense of $1.8 million for fiscal 2002 compared to an income tax benefit of $16.2 million in fiscal 2001. Our effective tax rate was different from the combined U.S. federal and state statutory rate of 38.9% due to the difference between U.S. and foreign effective tax rates which results primarily from certain items being deductible in the United States and also in certain foreign jurisdictions. In addition, our effective tax rate in fiscal 2001 was impacted by certain goodwill amortization that was not deductible for income tax purposes.

Liquidity and Capital Resources

General

     We have historically funded our operations, capital expenditures and working capital requirements with cash flows from operations, bank borrowings and issuance of other term indebtedness. We are highly leveraged and have significant cash requirements for debt service relating to our senior credit facility, senior notes, senior subordinated notes, industrial development revenue bonds and foreign debt.

     We believe that cash flows generated from our business, together with available cash balances and future borrowings, will be sufficient for the foreseeable future to enable us to make interest payments on our debt and to provide us with the necessary liquidity for operational and capital requirements in the current operating environment. As of the end of fiscal 2003, our principal sources of liquidity consisted of cash of $29.3 million, working capital excluding cash of $11.1 million and available borrowing capacity of $29.6 million under our revolving credit facility after taking into consideration the March 9, 2004 amendment to our senior credit facility. We may be required, however, to refinance all or a portion of the principal amount of our outstanding debt on or prior to maturity or a mandatory redemption date, and we may not have sufficient capital available to us for any future acquisitions, joint ventures or similar transactions.

     We believe the capital expenditures permitted under our senior credit facility are sufficient to provide us with the necessary flexibility to spend required maintenance capital and at the same time fund the planned expansion and customer requirements for fiscal 2004. We anticipate that our capital expenditures will approximate $25 million, with approximately $10 million to $12 million required for maintenance of business and the remainder required for customer requirements, cost reduction projects and planned expansions.

     We believe that offerings of additional debt securities are possible if the need arises, although such offerings may not be available to us on acceptable terms based on market conditions that exist at the time of any such offering. Moreover, our ability to borrow is limited by our senior credit facility, including compliance with the financial covenants therein, and the limitations on the incurrence of additional indebtedness in the indentures governing our senior notes and senior subordinated notes.

     Although we believe that future borrowings under our revolving credit facility will be available to fund our liquidity needs, availability of these funds is subject to our satisfaction of certain terms and conditions, including our ability to satisfy the financial covenants in our senior credit facility. As discussed below, we have experienced difficulty in the past generating sufficient operating revenues and cash flows to satisfy these financial covenants and were required to negotiate amendments and obtain waivers from our lenders. We may experience difficulty in the future satisfying these financial covenants and, absent an amendment or waiver from our lenders, it could result in an event of default under our senior credit facility and permit a majority of the lenders to accelerate outstanding debt under our senior credit facility and permit a majority of our lenders under our revolving credit facility to terminate our revolving credit commitment (without acceleration of such debt) and seize the cash in our operating accounts. Such acceleration would result in cross-defaults under our senior notes and senior subordinated notes. In that event, we may not have sufficient liquidity to make interest payments on our debt and for operational and capital requirements. See “— Financial Covenant Compliance.”

Cash and Cash Flows

     Net cash provided by our operating activities was $55.7 million in fiscal 2003 compared to $78.8 million in fiscal 2002. This decrease was due to the impact of higher commodity and natural gas costs, partially offset by favorable working capital management. Favorable working capital management resulted from improved payment terms with certain customers in fiscal 2003.

     Net cash used in our investing activities was $30.2 million in fiscal 2003 compared to $25.9 million in fiscal 2002. Capital expenditures in fiscal 2003 were $28.1 million compared to $24.3 million in fiscal 2002.

     Net cash used in our financing activities was $4.6 million in fiscal 2003 compared to $51.7 million in fiscal 2002. In fiscal 2003, we received $210.4 million of gross proceeds from the issuance of our senior notes that was used to repay $169.3 million of the outstanding indebtedness under our senior credit facility and repay our sponsor facility in full in the amount of $33.3 million. In addition, we paid transaction fees and expenses of $7.8 million in fiscal 2003 in connection with the issuance of our senior notes and concurrent amendments to our senior credit facility and had net borrowings under our revolving credit facility of $1.0 million. In fiscal 2002, we paid down $36.2 million of debt and $23.0 million under our revolving credit facility. We refinanced $9.7 million of debt in Europe and incurred transaction fees and expenses of $2.3 million for an amendment to our senior credit facility.

Senior Note Offering

     In February 2003, we issued $213.0 million principal amount of 10 3/4% senior notes at a price of 98.8% of par. Our senior notes mature on March 1, 2010, with interest payable semiannually in arrears on March 1 and September 1 of each year. The notes are general unsecured senior obligations, effectively subordinated to all of our secured debt, including debt under our senior credit facility, and senior to all of our existing and future subordinated debt, including debt under our senior subordinated notes. The senior notes are effectively subordinated to all liabilities, including trade payables, of each of our subsidiaries that is not a guarantor of the senior notes. Our senior notes are unconditionally guaranteed on a senior unsecured basis by DPC Investment Corp. and Doane/Windy Hill Joint Venture L.L.C., representing each of our domestic subsidiaries as of the issue date of the senior notes, and may be guaranteed by additional subsidiaries in the future.

     Use of proceeds. We used $169.3 million of the net proceeds from the sale of our senior notes to repay a portion of our senior credit facility and $33.3 million was used to repay the sponsor facility in full. The remainder of the net proceeds received was used to pay $7.8 million of transaction fees and expenses related to the senior note offering and amendments to our senior credit facility, which were completed concurrently in February 2003.

Senior Credit Facility

     We are highly leveraged and have significant cash requirements for debt service relating to our senior credit facility, senior notes, senior subordinated notes, industrial development revenue bonds and foreign debt. Our ability to borrow is limited by our senior credit facility, including compliance with the financial covenants therein, and the limitations on the incurrence of additional indebtedness in the indentures governing our senior notes and senior subordinated notes.

     We entered into an amended and restated senior credit facility dated as of May 8, 2000 with a syndicate of banks and other institutional investors, as lenders, and JPMorgan Chase Bank, as administrative agent. Our senior credit facility was amended in March 2001, March 2002, February 2003 and March 2004.

     The facilities. As of the end of fiscal 2003 after taking into consideration the March 9, 2004 amendment described above, our senior credit facility provides for total commitments as follows:

•	a Euro 30.1 million ($37.6 million assuming a Euro to USD exchange rate of 1.2495) Euro term loan facility; and

•	$181.7 million, consisting of

—	a $131.7 million USD term loan facility; and

—	a $50.0 million revolving credit facility, with a $20.0 million sub-limit for issuance of letters of credit.

     As of the end of fiscal 2003 after taking into consideration the March 9, 2004 amendment, we had $16.0 million of borrowings outstanding under our revolving credit facility and $4.4 million of letters of credit outstanding, resulting in $29.6 million of availability under our revolving credit facility.

     Availability of funds under our senior credit facility is subject to certain customary terms and conditions.

     Amendments to Senior Credit Facility. In conjunction with the issuance of our senior notes, we amended our senior credit facility in February 2003 to provide for, among other things (1) concurrent issuance of our senior notes and repayment of our sponsor facility; (2) repayment of a portion of the term loans under our senior credit facility in order of forward maturity; (3) less restrictive covenants on capital expenditures, investments and certain other activities; (4) elimination of certain financial covenants and the revision of other financial covenants; (5) elimination of the excess leverage fee; (6) elimination of the fixed rate debt percentage requirement; and (7) permanent reduction in our revolving credit facility from $75.0 million to $60.0 million.

     Effective March 9, 2004, we amended our senior credit facility to (1) extend the maturity of the revolving credit facility from March 31, 2005 to December 29, 2005; (2) permanently reduce the borrowing capacity under the revolving credit facility from $60.0 million to $50.0 million due to our cash position as of the end of fiscal 2003; (3) waive non-compliance with certain financial covenants as of the end of fiscal 2003; (4) simplify the financial covenants to include only minimum consolidated EBITDA, maximum senior secured leverage and capital expenditure limits; and (5) increase our interest rates on all facilities by 0.25% as of March 9, 2004, an additional 0.25% on all facilities as of September 30, 2004 and a final 1.00% on all facilities as of March 31, 2005.

     Interest rates. As of the end of fiscal 2003, all loans under our senior credit facility bore interest at the higher of the Euro dollar rate plus 4.75%, or the prime rate of the administrative agent plus 3.75%, until maturity. As of the end of fiscal 2003, our Euro term facility bore interest at 6.95%, our USD term facility bore interest at 5.94% and our revolving credit facility bore interest at 7.75%. Effective March 9, 2004, all loans under our senior credit facility bear interest at the higher of the Euro dollar rate plus 5.00%, or the prime rate of the administrative agent plus 4.00%. These rates will increase 0.25% on September 30, 2004 and 1.00% on March 31, 2005.

     Prepayments. The loans under our senior credit facility may be prepaid and commitments may be reduced in certain specified minimum amounts. Optional prepayments of the term loans are generally applied pro rata to the four tranches and ratably to the respective installments thereof. Optional prepayments of the term loans may not be reborrowed. The Company made a $15.0 million optional prepayment in the third quarter of fiscal 2003.

     Our senior credit facility also provides for mandatory prepayments of the borrowings upon certain specified events and in certain specified percentages, including:

•	100% of the net cash proceeds received by our parent, us or any of our restricted subsidiaries from the issuance of indebtedness not currently expressly permitted by our senior credit facility;

•	100% of the net cash proceeds of any sale or other disposition of any assets, subject to certain exceptions;

•	100% of excess cash flow; and

•	100% of the net proceeds of any sale or issuance of equity, subject to certain exceptions.

     Guarantees; collateral. We, our parent and certain of our domestic subsidiaries are required to guarantee amounts outstanding under our senior credit facility. To secure the indebtedness and obligations under our senior credit facility, we, our parent and certain of our domestic subsidiaries have pledged the following U.S. assets:

•	substantially all of our personal property assets, subject to certain exceptions;

•	substantially all of our real property assets and any subsequently acquired real property having a fair market value in excess of $0.5 million, subject to certain exceptions;

•	substantially all of our intellectual property assets; and

•	substantially all of the stock owned or subsequently acquired by each of us in each of our respective domestic subsidiaries and 65% of the foreign subsidiaries owned directly by us or a domestic subsidiary.

     In addition, pursuant to the pledge agreement between DPC Investment Corp. and Doane Pet Care Europe (ApS), 65% of the capital stock of Doane Pet Care Europe (ApS) is pledged to secure the obligations under our senior credit facility.

     Covenants. Our senior credit facility, as amended on March 9, 2004, contains financial and other covenants that we believe are usual and customary for a secured credit agreement, including covenants that limit our and certain of our subsidiaries’ abilities to, among other things:

•	incur indebtedness or issue guarantees;

•	grant liens;

•	make investments;

•	make certain capital expenditures;

•	make certain restricted payments; and

•	enter into certain lines of business.

     Our senior credit facility also contains the following financial covenant requirements:

•	Minimum Consolidated EBITDA. Our consolidated EBITDA, as defined in the senior credit facility, must exceed the following amounts in the respective periods: $16.2 million for the first quarter of fiscal 2004; $33.5 million for the first two quarters of fiscal 2004; $56.0 million for the first three quarters of fiscal 2004; $85.0 million for the full year fiscal 2004; $90.0 million for the twelve-month period ending in the first quarter of fiscal 2005; $95.0 million for the twelve-month period ending in the second quarter of fiscal 2005; $97.0 million for the twelve-month period ending in the third quarter of fiscal 2005; and $100.0 million for the full year fiscal 2005.

Consolidated EBITDA means for any period, consolidated net income for such period plus, without duplication and to the extent reflected as a charge in the statement of such consolidated net income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness (including the loans), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) any extraordinary, unusual, transition or non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such consolidated net income for such period, non-cash losses on sales of assets outside of the ordinary course of business), and (f) any other non-cash charges (including any dividends or accretion on the existing preferred stock or any replacement preferred stock to the extent not actually paid in cash during such period) and minus, to the extent included in the statement of such consolidated net income for such period, the sum of (x) interest income, (y) any extraordinary, unusual or non-recurring non-cash income or non-cash gains (including, whether or not otherwise includable as a separate item in the statement of such consolidated net income for such period, gains on the sales of assets outside of the ordinary course of business) and (z) any other non-cash income, all as determined on a consolidated basis.

•	Senior Secured Leverage. Our consolidated senior secured debt ratio as of certain specified periods must not exceed ratios as set forth below:

Fiscal quarter ending, on or
nearest to	Ratio
March 31, 2004	2.60:1.00
June 30, 2004	2.60:1.00
September 30, 2004	2.50:1.00
December 31, 2004 and thereafter until maturity	2.00:1.00

Consolidated senior secured debt as of any day is the then outstanding principal balance of the loans under the senior credit facility.

•	Capital Expenditures. Capital expenditures must not exceed $27.0 million for each fiscal year commencing on or after January 3, 2004.

     We have experienced difficulty in the past satisfying financial covenants in our senior credit facility and negotiated amendments or obtained waivers for fiscal 2000, 2001 and 2003. Our senior credit facility, including the financial covenants, was amended in February 2003 concurrently with the sale of our senior notes and was last amended on March 9, 2004. Our ability to satisfy these covenants is determined based on our cash flows, outstanding senior secured debt and capital expenditures. We may experience difficulty satisfying these amended covenants in the future. It is possible that, without further price increases, current commodity prices may affect our operating results and cash flows to an extent that we may not be able to comply with these covenants. If we are unable to negotiate an amendment or secure a waiver from our lenders for any potential default, it could result in an event of default under our senior credit facility and permit a majority of the lenders to accelerate outstanding debt under our senior credit facility and permit a majority of our lenders under our revolving credit facility to terminate our revolving credit commitment (without acceleration of such debt) and seize the cash in our operating accounts. Such acceleration would result in cross-defaults under our senior notes and senior subordinated notes.

     Events of default. Our senior credit facility contains default provisions that we believe are customary for facilities and transactions of this type, including default provisions relating to:

•	our failure to pay principal or interest when and as due or any other amount under our senior credit facility within five days after such amount becomes due;

•	representations or warranties being inaccurate in any material respect when made;

•	cross-default to certain other indebtedness and agreements including our senior notes and senior subordinated notes;

•	bankruptcy or insolvency;

•	actual invalidity, or invalidity asserted by us, of any security document;

•	material judgments;

•	certain ERISA events; and

•	change of control or ownership.

Liquidity

     As of the end of fiscal 2003, our principal sources of liquidity as of the end of fiscal 2003 consisted of cash of $29.3 million, working capital, excluding cash of $11.1 million and had $29.6 million of remaining availability under the revolving credit facility portion of our senior credit facility out of a total availability of $50.0 million after taking into consideration the March 9, 2004 amendment to our senior credit facility. Availability of funds under the revolving credit facility is subject to our satisfaction of certain terms and conditions, including our ability to satisfy the financial covenants in our senior credit facility. See “— Covenants” above. We believe that cash flows generated from our business, together with future borrowings, will be sufficient for the foreseeable future to enable us to make interest payments on our debt and to provide us with the necessary liquidity for operational and capital requirements in the current operating environment. We may be required, however, to refinance all or a portion of the principal amount of our outstanding debt on or prior to maturity or a mandatory redemption date. We also believe the capital expenditures permitted under our senior credit facility are sufficient to provide us with the necessary flexibility to spend required maintenance capital and at the same time fund the planned expansion and customer requirements for fiscal 2004.

     Any future acquisitions, joint ventures or similar transactions will likely require additional capital and we may not have such capital available to us on commercially reasonable terms, on terms acceptable to us, or at all. Our business may not generate sufficient cash flows or future borrowings may not be available in an amount sufficient to enable us to make principal and interest payments on our debt, including our senior notes and senior subordinated notes, or to fund our other liquidity needs. In addition, our business may not generate sufficient operating results and cash flows to allow us to comply with the financial covenants in our senior credit facility. In the event of a default under our senior credit facility, absent an amendment or a waiver from our lenders, a majority of our lenders could accelerate outstanding debt under our senior credit facility and a majority of our lenders under our revolving credit facility could terminate our revolving credit commitment (without acceleration of such debt) and seize the cash in our operating accounts. In that event, we may not have sufficient liquidity to make interest payments on our debt and for operational and capital requirements.

Annual Maturities of Long-Term Debt

     A summary of the annual maturities of long-term debt as of the end of fiscal 2003 after taking into consideration the March 9, 2004 amendment to our senior credit facility follows (in thousands):

Fiscal	Maturities
2004	$13,185
2005	140,992
2006	41,574
2007	151,646
2008	1,218
2009 and thereafter	225,431

$574,046

Contractual Obligations

     The following tables present the maturities of our contractual obligations and other commercial obligations at the end of fiscal 2003 after taking into consideration the March 9, 2004 amendment to our senior credit facility (in thousands):

	Payments due by period
	2004	2005-2006	2007-2008 (1)	2009 and thereafter	Total
Contractual obligations:
Long-term debt	$13,185	$182,566	$152,864	$225,431	$574,046
Operating leases	4,821	7,253	3,842	1,227	17,143

Total contractual obligations	$18,006	$189,819	$156,706	$226,658	$591,189

	Payments due by period
	2004	2005-2006	2007-2008	2009 and thereafter	Total
Other commercial obligations:
Lines of credit	$12,579	$—	$—	$—	$12,579
Standby letters of credit	4,431	—	—	—	4,431

Total commercial commitments	$17,010	$—	$—	$—	$17,010

(1)	As of the end of fiscal 2003, the company had outstanding $95.1 million of current redemption value, excluding future dividends, for our senior preferred stock, which has a scheduled redemption date of September 30, 2007.

Commitments and Contingencies

     We believe our operations are in compliance in all material respects with environmental, safety and other regulatory requirements; however, these requirements may change in the future, which may cause us to incur material costs to comply with these requirements or in connection with the effect of these matters on our business. See Item 1 — “Business — Environmental and Safety Matters.”

     In 1996 and 1997, we entered into partial guarantees of certain third-party loans made to 11 employees in connection with their purchase of our parent’s common stock under our parent’s 1996 and 1997 Management Stock Purchase Plans. We guaranteed to cover up to a maximum of $0.3 million of such loans in the event one or more of the employees defaulted in their loan repayment. None of the individuals who received such loans currently serve as one of our executive officers.

Inflation and Changes in Prices

     Our financial results depend to a large extent on the costs of raw materials and packaging and our ability to pass along increased costs to our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand, changes in international demand, as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in pricing of natural gas, which affects our manufacturing costs. Our results of operations have been exposed to volatility in the commodity and natural gas markets in the past. As mentioned previously, we have reached cost-sharing arrangements with certain of our domestic customers to reduce the impact of volatile commodity costs; however, these arrangements only reduce our exposure to such volatility in the future.

     In the event of any increases in raw materials, packaging and natural gas costs, we may be required to seek increased sales prices for our products to avoid margin deterioration. For instance, because of the increases in our raw material costs during fiscal 2003, we implemented a broad price increase in January 2004 and recently announced an additional price increase that will take effect during the second quarter of fiscal 2004. We cannot provide any assurances as to the timing or extent of our ability to implement future price adjustments in the event of increased raw materials, packaging or natural gas costs or of whether any price increases implemented by us may affect future sales volumes to our customers.

Critical Accounting Policies

     Accounts receivable allowances. As of the end of fiscal 2002 and 2003, our gross accounts receivable were $134.6 and $94.2 million, respectively. We had allowances of $5.3 and $2.6 million as of the end of fiscal 2002 and 2003, respectively, primarily for doubtful accounts and outstanding deductions with customers. The decrease of $2.7 million is primarily due to the lower overall accounts receivable balance, the write-off of fully reserved uncollectible accounts and the improved management of customer deductions. Our policy is to estimate our allowance by applying a recovery percentage based on historical collection experience and performing a specific identification review of customer account balances. We may revise our allowances against accounts receivable as we receive more information or as we assess other factors impacting the realizability of our accounts receivable.

     Inventories allowance. As of the end of fiscal 2002 and 2003, our gross inventories were $68.5 and $73.0 million, respectively. We had an allowance for obsolescence of $4.9 million and $4.4 million as of the end of fiscal 2002 and 2003, respectively, primarily related to packaging inventories. Our policy is to estimate our allowance based on specific identification of obsolete stock keeping units, or SKUs, or probable SKUs to be rationalized. We may revise our allowance against inventories as we receive more information on this matter or as we assess other factors impacting the realizability of our inventories.

     Deferred tax assets. As of the end of fiscal 2002 and 2003, our federal net operating loss, or NOL, carryforwards were $77.3 million and $126.5 million and our foreign NOL carryforwards were $5.8 million and $2.2 million, respectively. Our gross deferred tax assets, including federal, foreign, state and local NOL carryforwards, were $52.0 million and $72.3 million as of the end of fiscal 2002 and 2003, respectively, and our gross deferred tax liabilities were $52.8 million and $55.8 million, respectively. We assess the realization of our deferred tax assets dependent upon our ability to generate sufficient taxable income during the periods in which our deferred tax assets may be utilized. This assessment incorporates a determination of whether it is “more likely than not” that we will realize the benefit of our existing deferred tax assets in future periods. When we determine that we do not meet this probability criteria, we record valuation allowances that take into consideration tax planning strategies, historical and projected earnings, and the future reversal of taxable temporary differences.

     Due primarily to the magnitude of our operating losses in fiscal 2003, coupled with the variability of our historical earnings, we determined that we no longer met the “more likely than not” recoverability criteria necessary to recognize our deferred tax assets, except for those assets which will be recovered through known reversals of deferred tax liabilities. As of the end of fiscal 2002, we had no valuation allowance against our U.S. federal and state deferred tax assets and a valuation allowance of $0.6 million against foreign deferred tax assets. During fiscal 2003, we recorded valuation allowances against our U.S. federal and state deferred tax assets and an increase in our valuation allowance against foreign deferred tax assets in the amounts of $35.2 million and $7.3 million, respectively, creating a consolidated valuation allowance of $43.1 million as of the end of fiscal 2003. We currently expect that future years’ deferred income tax expense (benefit) will include deferred income tax expense in an amount approximating the growth in the deferred tax liabilities related to the tax amortization of goodwill and other intangible assets recognized on our income tax return.

     Goodwill and trademarks. At the end of fiscal 2002 and 2003, our goodwill and trademarks were $363.1 million and $380.4 million, respectively. The increase of $17.3 million is primarily due to exchange rate fluctuation in fiscal 2003. Our policy is to test the fair value of goodwill and trademarks for impairment annually in the fourth quarter of each fiscal year and upon the occurrence of certain events. Our impairment test includes quantitative analyses of discounted future cash flows, market multiples of earnings and comparable transactions. If the estimated fair value of goodwill or trademarks of either the domestic or international reporting unit is less than the carrying value, an impairment loss will be recognized. In the fourth quarters of fiscal 2002 and 2003, we performed our annual assessment of impairment and determined no impairment was evident at either assessment date.

Recently Issued Accounting Pronouncements

     See Note 1 to our accompanying audited consolidated financial statements included elsewhere in this annual report on Form 10-K for a description of recent accounting pronouncements, including the respective expected dates of adoption and expected impact to our results of operations and financial condition.

ITEM 7A — Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risks, which may give rise to losses from adverse changes in market prices and rates. Our market risks could arise from changes in commodity prices, interest rates and foreign currency exchange rates.

     Commodity price risk. We are exposed to market risk related to changes in commodity prices. We have in the past and may continue to seek to manage our commodity price risk associated with market fluctuations by using derivative instruments for portions of our corn, soybean meal, alternative proteins and natural gas purchases, principally through exchange traded futures and options contracts. The terms of such contracts are generally less than one year. During the term of a contract, we balance positions daily with cash payments to or from the exchanges. At the termination of a contract, we have the ability to settle financially or by exchange for the physical commodity, in which case, we would deliver the contract against the acquisition of the physical commodity. Our policy does not permit speculative commodity trading.

     Although we may seek to manage the price risk of market fluctuations by hedging portions of our primary commodity product purchases, our results of operations have been adversely affected in the past by these fluctuations and may in the future. It is possible that, without further price increases, current commodity prices may adversely affect our operating results and cash flows to an extent that we may not be able to comply with our financial covenants in our senior credit facility. See “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Senior Credit Facility” and “—Financial Covenant Compliance.” Moreover, the use of futures contracts also reduces our ability to take advantage of short term reductions in raw material prices. If one or more of our competitors is able to reduce their production costs by taking advantage of any reductions in raw material prices, we may face pricing pressures from these competitors and may be forced to reduce our prices or face a decline in net sales, either of which could have a material adverse effect on our business, results of operations and financial condition.

     Our commodity derivative instruments are measured at fair value under SFAS 133 in our accompanying audited consolidated financial statements included herein. Our results of operations have been adversely affected in the past by volatility in commodity prices under the SFAS 133 fair value accounting of our commodity derivative instruments and our results of operations may be adversely affected in the future by SFAS 133 accounting.

     As of the end of fiscal 2003, we had open commodity contracts with a fair value gain of $1.4 million. Based upon an analysis we completed at the end of fiscal 2003 in which we utilized our actual derivative contractual volumes and assumed a 5% adverse movement in commodity prices, we determined the potential decrease in the fair value of our commodity derivative instruments would be approximately $2.0 million.

     With the changes in our pricing strategy resulting from reaching cost-sharing arrangements, we plan to collaborate with our customers to collectively decide if we should hedge future positions.

     Interest rate risk. We are exposed to market risk related to changes in interest rates. We periodically use interest rate swap and cap contracts to limit our exposure to the interest rate risk associated with our domestic floating rate debt, which totaled $185.3 million at the end of fiscal 2003. Changes in market values of these financial instruments are highly correlated with changes in market values of the hedged item both at inception and over the life of the contract. At the end of fiscal 2003, we had no outstanding interest rate swap and cap contracts.

     Our net loss is affected by changes in interest rates. Assuming a 100 basis point increase in interest rates on our floating rate debt, interest expense would increase by approximately $1.9 million for fiscal 2003. In addition, such a change would result in a decrease of approximately $15.3 million in the fair value of our fixed rate debt at the end of fiscal 2003. In the event of an adverse change in interest rates, we could take action to mitigate our exposure; however, due to the uncertainty of these potential actions and their possible effects, our analysis assumes no such actions. Furthermore, our analysis does not consider the effect of any changes in the level of overall economic activity that may exist in such an environment.

     Foreign currency exchange risk. Our financial position and results of operations are affected by foreign currency exchange rate fluctuations. Our European operations sell pet food products throughout Europe. In connection with our fiscal 2000 acquisition of Arovit, we funded a portion of the acquisition with Euro-denominated debt and designated our Euro-denominated debt as a hedge of our net investment in Europe. The cumulative translation adjustment for the net investment in our foreign operations is recorded in accumulated other comprehensive income (loss) in the accompanying audited consolidated financial statements included herein. At the end of fiscal 2003, we had a cumulative translation gain of $55.2 million, which included an unrealized cumulative loss of $10.5 million for the translation of our Euro-denominated debt to U.S. dollars, that has been recognized in the accompanying audited consolidated financial statements included herein.

     We are exposed to foreign currency exchange risk arising from transactions in the normal course of business in Europe. From time to time, we periodically may enter into foreign currency forward contracts for the purchase or sale of a currency to mitigate the risk from foreign currency exchange rate fluctuations in those transactions. We did not enter into any foreign currency contracts in fiscal 2003.

ITEM 8 — Financial Statements and Supplementary Data

     Reference is made to the information beginning on page F-1, which is filed as a part of this annual report on Form 10-K.

ITEM 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

ITEM 9A — Controls and Procedures

     Evaluation and disclosure controls and procedures. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief

Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of our Chief Executive Officer and Chief Financial Officer, the Chief Executive Officer and Chief Financial Officer believe that these controls and procedures are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the Securities and Exchange Commission within the required time periods.

     Changes in internal controls over financial reporting. There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting.

PART III

ITEM 10 — Directors and Executive Officers of the Registrant

     The following table sets forth the names, ages and titles of the current directors and executive officers of Doane and Doane Pet Care Enterprises, Inc. Pursuant to an investors’ agreement, our board of directors and the board of directors of Doane Pet Care Enterprises, Inc. each consist of at least seven members. Except as indicated below, each of the members of the board of directors of Doane named below also serves on the board of directors of Doane Pet Care Enterprises, Inc. See Item 13 — “Certain Relationships and Related Transactions — Investors’ Agreement.” Officers serve at the discretion of the boards of directors. For information regarding employment agreements with the executive officers of Doane, see Item 11 — “Executive Compensation — Employment and Retirement Agreements.” In addition, the board of directors of Doane approved the addition of two new board members as of November 7, 2002 that were designated by a majority of holders of our senior preferred stock. These board members will remain as board members until the next annual meeting, at which time the holders of our preferred stock will designate such director seats.

Name	Age	Position
George B. Kelly	54	Chairman of the Board
Douglas J. Cahill (1)	44	Chief Executive Officer, President and Director
Philip K. Woodlief (1)	50	Vice President, Finance and Chief Financial Officer
David L. Horton	43	Vice President and General Manager, North American Operations
Joseph J. Meyers	42	Vice President, Supply Chain, Quality and Chief Information Officer
Richard A. Hannasch	50	Vice President, Co-Manufacturing and Specialty
Lawrence S. Benjamin	48	Director
Edward H. D’Alelio (2)	51	Director
Jerry W. Finney, Jr.	35	Director
Mathew J. Lori	40	Director
Terry R. Peets	59	Director
Stephen C. Sherrill	50	Director
Paul E. Suckow (2)	56	Director
Jeffrey C. Walker	48	Director

(1)	These executive officers hold the same positions at Doane and Doane Pet Care Enterprises, Inc.

(2)	Does not serve on the board of directors of Doane Pet Care Enterprises, Inc.

     Set forth below is a brief description of the business experience of the directors and executive officers of Doane and Doane Pet Care Enterprises, Inc. Each of the directors of Doane Pet Care Enterprises, Inc. is elected to serve a three-year term. The terms of Messrs. Benjamin, Cahill and Lori expire in 2004. The terms of Messrs. Kelly, Finney and Walker expire in 2005. The terms of Messrs. Sherrill and Peets expire in 2006. The directors of Doane are elected at each annual meeting to serve for the ensuing year.

     George B. Kelly has served as Chairman of the Board of Doane since October 1995 and Chairman of the Board of Doane Pet Care Enterprises, Inc. since June 1995. Mr. Kelly is Chairman of The CapStreet Group, LLC (formerly known as Summit Capital Group, LLC), Summit Capital, Inc., and Jackson Products, Inc., and is a director of FS Strategies, Switch & Data Facilities Company, Inc., Susser Holdings and other privately held companies.

     Douglas J. Cahill became Chief Operating Officer of Doane and Doane Pet Care Enterprises, Inc. in December 1997, began serving as President of Doane and Doane Pet Care Enterprises, Inc. in January 1998 and began serving as Chief Executive Officer of Doane and Doane Pet Care Enterprises, Inc. in July 1998. He has been a director of Doane and Doane Pet Care Enterprises, Inc. since December 1998 and currently serves as the Chairman of the Pet Food Institute. Prior to joining us, Mr. Cahill served as President of Olin Corporation’s Winchester Division, Corporate Vice President of Olin Corporation and held various other positions with Olin Corporation during the period from July 1984 through December 1997.

     Philip K. Woodlief became Vice President, Finance and Chief Financial Officer of Doane and Doane Pet Care Enterprises, Inc. in June 2000 and served as Vice President, Finance for Doane from February 1999 to June 2000. Prior to joining us, Mr. Woodlief was an independent financial consultant from June 1998 to January 1999. From April 1997 to May 1998, Mr. Woodlief was Vice President and Corporate Controller of Insilco Corporation, a diversified consumer and industrial products manufacturing company, and served as Corporate Controller of Insilco from January 1989 to April 1997.

     David L. Horton joined Doane in December 1997, began serving as Vice President and General Manager of North American Operations in June 2001, served as Vice President, Manufacturing, Engineering, and Quality from January 1999 to June 2001 and Vice President, Fulfillment from December 1997 to January 1999. Prior to joining us, Mr. Horton served as Vice President of Manufacturing and Engineering for Olin Corporation’s Winchester Division and held various other positions with Olin Corporation from January 1984 to November 1997.

     Joseph J. Meyers became Chief Information Officer of Doane in August 1998, and began serving as Vice President Supply Chain, Quality in June 2001 and served as Vice President, Fulfillment from January 1999 to June 2001. Prior to joining us, Mr. Meyers held various information technology positions at Realtime Consulting, PricewaterhouseCoopers LLP and Olin Corporation from 1992 to 1998.

     Richard A. Hannasch joined Doane in October 1996, began serving as Vice President, Co-Manufacturing and Specialty in March 2000, served as Vice President, Business Integration from August 1999 to March 2000, Vice President, Fulfillment from January 1999 to October 1999, Vice President, Strategic Planning from June 1998 to January 1999 and Vice President, Marketing from November 1997 to January 1999. Prior to joining us, Mr. Hannasch served as Director, Business Development for Ralston Purina Company’s International Division and held various other positions at Ralston Purina Company from December 1978 to October 1996.

     Lawrence S. Benjamin became a director of Doane and Doane Pet Care Enterprises, Inc. in May 2002. Since October 2003, Mr. Benjamin has been Chief Executive Officer of U.S. Foodservice. Mr. Benjamin had been Chief Executive Officer of The NutraSweet Company from October 2002 to October 2003. Mr. Benjamin previously was a partner with Roark Capital Group, a private equity investment firm, and president of Lake Field Partners, a private equity advisory firm. He held these positions from June 2002 and April 2001, respectively, to October 2002. Prior to that, Mr. Benjamin worked for Oak Hill Capital Management, a private equity fund, and its predecessor funds between August 1994 and May 2002. During that time, Mr. Benjamin was President and Chief Executive Officer of Specialty Foods Corporation(3) from January 1997 to March 2001 and Stella Foods from August 1994 to January 1997. Mr. Benjamin also served in a number of senior executive positions with Kraft Foods from June 1986 to August 1994, including as President of Budget Gourmet/Birdseye, a division of Kraft Foods.

     Edward H. D’Alelio became a director of Doane in November 2002. Mr. D’Alelio has served as an Executive in Residence at the College of Management of the University of Massachusetts. From 1989 until 2002, Mr. D’Alelio was a Managing Director of Putnam Investments, where he also served as the Chief Investment Officer of the Taxable Fixed Income area. Mr. D’Alelio is also a director of Archibald Candy Corporation.

     Jerry W. Finney, Jr. became a director of Doane and Doane Pet Care Enterprises, Inc. in August 2001. He is a director of the Private Equity Group of Credit Suisse First Boston, which includes DLJ Merchant Banking Partners, L.P. In November 2000, Credit Suisse Group acquired Donaldson, Lufkin & Jenrette, Inc. Prior to the acquisition, Mr. Finney was a principal of Credit Suisse First Boston Equity Partners since May 2000. Previously, he was a Vice President in the Mergers & Acquisitions Group of Credit Suisse First Boston, Inc. from 1999 to 2000 and an associate from 1995 to 1999.

     Mathew J. Lori became a director of Doane and Doane Pet Care Enterprises, Inc. in March 2001 and currently serves as a principal of J.P. Morgan Partners, LLC., the private equity investment arm of J.P. Morgan Chase & Co.

Mr. Lori joined the predecessor of J.P. Morgan Partners, LLC in 1993 after completing his M.B.A. from Kellogg Graduate School of Management at Northwestern University. Prior to receiving his M.B.A., he worked in the Corporate Finance Group at Ernst & Young in Toronto. Mr. Lori is also a director of Berry Plastics Corporation.

     Terry R. Peets became a director of Doane and Doane Pet Care Enterprises, Inc. in October 2001. Mr. Peets is currently a consultant to JPMorgan Partners. Over the past 25 years, Mr. Peets has served as Chairman of Bruno’s Supermarkets, Inc., Executive Vice President of Vons Grocery Company, Executive Vice President of Ralphs Grocery Company, and President and CEO of PIA Merchandising, Inc. Mr. Peets is the Chairman of the Board and Director of World Kitchens, Inc., Vice Chairman and Director of City of Hope, Director of Pinnacle Food Inc., PSC Scanning Inc., QRS Inc., Ruiz Foods Inc. and Children's Museum of Orange County.

     Stephen C. Sherrill became a director of Doane and Doane Pet Care Enterprises, Inc. in August 1998. He has been a Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc. since its formation in 1995. Bruckmann, Rosser, Sherrill & Co., Inc. is the management company for Bruckmann, Rosser, Sherrill & Co., L.P. Mr. Sherrill previously served as a director of Windy Hill. Mr. Sherrill was an officer of Citicorp Venture Capital from 1983 through 1994. Previously, he was an associate at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Sherrill is a director of Galey & Lord, Inc., B & G Foods, Inc., HealthPlus Corporation and Alliance Laundry Systems, L.L.C.

     Paul E. Suckow became a director of Doane in November 2002. Mr. Suckow has been an adjunct professor of economics and finance at Villanova University and Widener University since 1999. Prior to his teaching career, he spent 25 years in the investment management industry, retiring in 1999. Mr. Suckow held positions as Executive Vice President, Chief Investment Officer-Fixed Income at Delaware Investment Advisers, Inc. and Executive Vice President, Director of Fixed Income Securities at Oppenheimer Management Corporation. He is a director of Ascent Assurance, Inc., Prandium, Inc. and Grove Worldwide, Inc.

     Jeffrey C. Walker has been a director of Doane and Doane Pet Care Enterprises, Inc. since April 1996. Mr. Walker is Vice Chairman of J.P. Morgan Chase & Co. and has been Managing Partner of J.P. Morgan Partners, LLC, the private equity investment arm of J.P. Morgan Chase & Co., since 1988 and a General Partner thereof since 1984. Mr. Walker is a director of 1-800-Flowers and Guitar Center. He is also a director of a number of privately held companies.

     Messrs. Benjamin, Kelly and Walker serve on our Compensation Committee. Messrs. Peets, Sherrill and Walker serve on our Audit Committee. Mr. Peets is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K and is “independent” as that term is defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange’s listing standards.

(3)	Specialty Foods Corporation filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 18, 2000.

Code of Ethics

     We have adopted a code of ethics which contains the ethical principles by which our chief executive officer, chief financial officer, controller and principal accounting officer, assistant controller, finance director, purchasing director, treasurer and assistant treasurer are expected to conduct themselves when carrying out their duties and responsibilities. A copy of our code of ethics is available without charge upon oral or written request. Contact Doane Pet Care Company, 210 Westwood Place South, Suite 400, Brentwood, Tennessee 37027, Attention :   Human Resources Department, telephone (615) 373-7774.

ITEM 11 — Executive Compensation

Summary Compensation Table

     The following table sets forth information with respect to the Chief Executive Officer of Doane and the other four most highly compensated individuals serving as executive officers in fiscal 2003 who earned $100,000 or more in combined salary and bonus during such year (collectively, the Named Executive Officers):

					Long-term
		Annual compensation (1)			compensation awards of securities underlying
Name and principal	Fiscal			Other annual	options/SARS
position at Doane	year	Salary	Bonus (2)	compensation	(#)	All other compensation
Douglas J. Cahill	2003	$400,000	$—	$—	100,000	$206,350	(3) (4) (5) (6) (7)
President and Chief	2002	400,000	479,982	—	—	207,506	(3) (4) (5) (6)
Executive Officer	2001	400,000	—	—	298,000	7,006	(3) (4) (5)
Philip K. Woodlief	2003	250,000	—	—	70,000	66,112	(3) (4) (5) (6) (7)
Vice President, Finance and	2002	225,000	134,995	—	—	61,139	(3) (4) (5) (6)
Chief Financial Officer	2001	220,833	—	—	135,000	4,164	(3) (4) (5)
David L. Horton	2003	250,000	—	—	70,000	61,569	(3) (4) (5) (6) (7)
Vice President and General Manager	2002	225,000	134,995	—	—	62,973	(3) (4) (5) (6)
of North American Operations	2001	200,000	—	—	135,000	6,782	(3) (4) (5)
Joseph J. Meyers	2003	220,000	—	—	50,000	54,251	(3) (4) (5) (6)
Vice President, Supply Chain, Quality	2002	200,000	119,995	—	—	57,052	(3) (4) (5) (6)
and Chief Information Officer	2001	187,500	—	—	100,000	6,768	(3) (4) (5)
Richard A. Hannasch	2003	183,750	—	—	35,000	55,598	(3) (4) (5) (6) (7)
Vice President, Co-Manufacturing	2002	183,750	110,246	—	—	53,336	(3) (4) (5) (6)
and Specialty	2001	175,000	—	—	75,000	6,711	(3) (4) (5)

(1)	Amounts exclude perquisites and other personal benefits that did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus reported for each executive officer.

(2)	Annual bonus for the Named Executive Officers is calculated by multiplying their respective target bonus amounts times a factor that is determined according to the achievement of a company performance incentive target. Actual company performance can result in the actual bonus being less than or greater than the target bonus. The target bonus for Mr. Cahill is 100% of his annual base salary amount and the target bonuses for each of Messrs. Woodlief, Horton, Meyers and Hannasch are 50% of their respective annual base salary amounts. Actual bonus payments can differ from the target bonus payments based on the company’s actual performance for the respective fiscal year. Actual company performance for fiscal 2002 was 120% of the incentive target. No bonus payments were made for fiscal 2001 and 2003.

(3)	Amounts include a company match and profit sharing contribution under the Doane Pet Care Retirement Savings Plan as follows: Mr. Cahill - $5,000 in 2001, $5,500 in 2002 and $2,769 in 2003; Mr. Woodlief — $2,250 in 2001, $2,969 in 2002 and $6,000 in 2003; Mr. Horton — $4,875 in 2001, $4,803 in 2002 and $1,950 in 2003; Mr. Meyers — $4,865 in 2001, $5,144 in 2002 and $2,331 in 2003; and Mr. Hannasch — $4,813 in 2001, $5,500 in 2002 and $5,851 in 2003.

(4)	Amounts include term life insurance premiums as follows: Mr. Cahill - $192 in 2001, 2002 and 2003; Mr. Woodlief — $100 in 2001, $106 in 2002 and $120 in 2003; Mr. Horton — $93 in 2001, $106 in 2002 and $120 in 2003; Mr. Meyers — $89 in 2001, $94 in 2002 and $106 in 2003; and Mr. Hannasch — $84 in 2001, $86 in 2002 and $88 in 2003.

(5)	Amounts include disability insurance premiums in 2001, 2002 and 2003 of $1,814.

(6)	Amounts include retention bonuses paid as follows: Mr. Cahill - $200,000 in 2002 and 2003; Mr. Woodlief — $56,250 in 2002 and 2003; Mr. Horton — $56,250 in 2002 and 2003; Mr. Meyers — $50,000 in 2002 and 2003; and Mr. Hannasch — $45,936 in 2002 and in 2003.

(7)	Amounts include supplemental long-term disability premiums in fiscal 2003 as follows: Mr. Cahill — $1,575; Mr. Woodlief — $1,928; Mr. Horton - $1,435; and Mr. Hannasch — $1,909.

Employment and Retirement Agreements

     We entered into employment agreements with Messrs. Cahill, Horton and Hannasch effective January 1, 1998, Mr. Meyers effective August 17, 1998 and Mr. Woodlief effective February 15, 1999, all of which renew annually. The terms of their employment agreements are substantially similar except for salary and bonus amounts. The agreements are subject to early termination for cause without severance. The employment agreements for Messrs.

Woodlief, Horton and Meyers provide (1) that terminations without cause entitle the executive to receive severance payments equal to two years base salary and bonus and (2) for a two year non-competition agreement commencing upon termination for any reason. The employment agreements of Messrs. Cahill and Hannasch contain similar provisions for severance and non-competition, but with terms of three years and one year, respectively.

Compensation of Directors

     Lawrence S. Benjamin and Terry R. Peets serve as independent directors of Doane and Doane Pet Care Enterprises, Inc. Pursuant to agreements entered at the time of their appointments, Mr. Benjamin is paid a $2,000 per quarter retainer fee and Mr. Peets is paid a $1,500 per month retainer fee. Mr. Benjamin and Mr. Peets are both paid $2,000 for each board of directors meeting they attend and each informal operations meeting of Doane Pet Care Enterprises, Inc. they attend. In addition, Mr. Benjamin and Mr. Peets were each granted stock options covering 20,000 shares under the 1999 Stock Incentive Plan in fiscal 2003. These options have a “time-vesting” schedule pursuant to which one-third of the stock options will vest after each of the first three years following the grant date. Edward H. D’Alelio and Paul E. Suckow serve as independent directors of Doane. Mr. D’Alelio and Mr. Suckow are paid $2,000 for each board of directors meeting they attend. In fiscal 2003, Messrs. Peets, Benjamin, D’Alelio and Suckow earned $26,000, $16,000, $8,000 and $8,000, respectively. No compensation was paid by us to our other directors.

Stock Option Plans

     Effective November 1, 1996, our parent adopted its 1996 Stock Option Plan, as amended. On July 14, 1999, our parent adopted the 1999 Stock Incentive Plan. In connection with the adoption of the 1999 Stock Incentive Plan, no new grants can be made under the 1996 Stock Option Plan. Effective October 31, 2001, our parent approved the “repricing” of all vested and unvested stock options under the 1996 Stock Option Plan and the 1999 Stock Incentive Plan that had an exercise price exceeding $2.50 per share. All such eligible stock options were given a new exercise price of $2.50 per share. However, because there was a change in the vesting of the stock options, with all eligible stock options being put on a new “time-vesting” schedule, the repricing involved a surrender of the eligible stock options in exchange for a grant of new stock options covering an equivalent number of shares at the new exercise price. Stock options covering 566,000 shares under the 1996 Stock Option Plan and stock options covering 950,300 shares under the 1999 Stock Incentive Plan were surrendered. Stock options covering a total of 1,516,300 shares were granted at the $2.50 per share exercise price, and all such grants were made under the 1999 Stock Incentive Plan and are accounted for as variable plan awards. Since the fair value of our parent’s Class A common stock was less than $2.50 per share as of the end of fiscal 2001 and 2003, no compensation expense was recorded in fiscal 2001 or 2003 for these variable awards. While the estimated fair value of our parent’s Class A common stock exceeded $2.50 per share as of the end of fiscal 2002, the compensation expense in fiscal 2002 was minimal. Pursuant to the time-vesting schedule for the stock options granted to our employees, 50% of an individual’s stock options will vest two years after the grant date, 25% will vest after the third year, and the remaining 25% will vest after the fourth year. Generally, all stock options vest upon a change of control of our parent. Under the 1996 Stock Option Plan, options covering 442,200 shares were outstanding as of the end of fiscal 2003. Under the 1999 Stock Incentive Plan, 4,200,000 shares are authorized for issuance, and as of the end of fiscal 2003, options covering 3,788,150 shares had been granted and remain outstanding.

Stock Option Grants

     The following table sets forth certain information on options granted in fiscal 2003 under the 1999 Stock Incentive Plan to the Named Executive Officers.

	Individual Grants
					Potential realizable	Potential realizable
					value at assumed	value at assumed
		% of total			5% annual rate of	10% annual rate of
	Number of securities	options granted	Exercise		stock price	stock price
	underlying options	to employees in	price per	Expiration	appreciation for	appreciation for
Name	granted	fiscal 2003	share	Date	option term	option term
Douglas J. Cahill	100,000	13.9%	$2.57	2013	$18,283	$181,342
Philip K. Woodlief	70,000	9.7%	$2.57	2013	$12,798	$126,940
David L. Horton	70,000	9.7%	$2.57	2013	$12,798	$126,940
Joseph J. Meyers	50,000	6.9%	$2.57	2013	$9,142	$90,671
Richard A. Hannasch	35,000	4.9%	$2.57	2013	$6,399	$63,470

Stock Option Exercises

     The following table sets forth certain information with respect to exercises of stock options in fiscal 2003 by the Named Executive Officers and the number of shares underlying unexercised stock options held by such officers as of the end of fiscal 2003;

	Number of shares acquired on	Value	Number of shares underlying unexercised options		Value of shares underlying in-the- money unexercised options
Name	exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas J. Cahill	—	$—	450,100	550,100	$—	$—
Philip K. Woodlief	—	—	120,600	190,600	—	—
David L. Horton	—	—	140,600	210,600	—	—
Joseph J. Meyers	—	—	110,600	160,600	—	—
Richard Hannasch	—	—	97,900	121,700	—	—

     The value of the exercisable and unexercisable options is calculated based on the difference between the option exercise price and the fair market value as of the end of fiscal 2003.

Compensation Committee Interlocks and Insider Participation

     Douglas J. Cahill, our President and Chief Executive Officer, served as a member of our Compensation Committee in fiscal 2003. Messrs. Benjamin, Kelly, and Walker also served on our Compensation Committee in fiscal 2003.

Other Compensatory Arrangements

     401(k) plans. We currently have two active plans. On January 1, 2000, we adopted the Doane Pet Care Retirement Savings Plan, which was formed through the merger of two predecessor plans. The merged plan was amended and restated and is intended to be a qualified plan under the Internal Revenue Code. The plan provides coverage for eligible employees and permits employee contributions from 1% to 60% of pre-tax earnings, subject to annual dollar limits set by the IRS. We match 50% of the first 6% of the participant’s contribution with a provision for other contributions at the board of directors’ discretion. Employer contributions are vested 25% per year for each full year of service.

     The Doane Pet Care Savings and Investment Plan — Union Plan covers eligible union employees at the Joplin, Missouri and Muscatine, Iowa plants. This plan is intended to be a qualified retirement plan under the Internal Revenue Code and permits employee contributions between 1% and 60% of pre-tax earnings, subject to annual dollar limits set by the IRS, and provides for a variety of investment options.

     Non-qualified salary continuation agreements. Doane has entered into agreements with all of the Named Executive Officers to provide benefits to those employees or their beneficiaries in the event of the death of the employee or retirement by the employee at age 65 or on or after age 55 with 10 years of service with Doane. If the employee remains employed until age 65, the employee or the employee’s beneficiary will receive an annual retirement benefit payable for 10 years as set forth in the agreement. If the employee terminates employment before age 65 but after age 55 and with 10 years of service with Doane, the employee’s retirement benefit will be reduced in accordance with percentages specified in the agreement, depending upon the employee’s age at retirement ranging from 100% at age 65 to 55.8% at age 55. Assuming that the Named Executive Officers remain employed with Doane until age 65, they will receive the following annual amounts for ten years: Mr. Cahill - $160,000; Mr. Woodlief — $90,000; Mr. Horton — $90,000; Mr. Meyers — $80,000 and Mr. Hannasch — $70,000. Under the terms of the agreements, each employee may, with the consent of Doane, elect to receive the benefit in a lump-sum payment equal to the actuarial equivalent of the installment payments discounted at a 6% interest rate.

ITEM 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

     All of our issued and outstanding shares of common stock are held by Doane Pet Care Enterprises, Inc. As of January 31, 2004, we had 1,200,000 shares of senior preferred stock issued and outstanding, 200,000 of which were held by J.P. Morgan Partners (BHCA), L.P. and one of its affiliates and 1,000,000 of which were held by qualified institutional buyers, as defined in Rule 144A under the Securities Act. The following table sets forth certain information regarding the beneficial ownership of Doane Pet Care Enterprises, Inc.’s common stock as of January 31, 2004 by:

•	each director of Doane;

•	each Named Executive Officer;

•	each person who is known by us to own beneficially more than 5% of the common stock of Doane Pet Care Enterprises, Inc.;

•	all parties to the investors’ agreement as a group; and

•	all directors and executive officers as a group.

     Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by that person. Certain of Doane Pet Care Enterprises, Inc.’s principal stockholders are parties to the investors’ agreement. See Item 13 — “Certain Relationships and Related Transactions - Investors’ Agreement.”

	Number of shares
Name of beneficial owner (1)	owned beneficially	Percent of Class (2)
J.P. Morgan Partners (BHCA), L.P. (3)	9,682,246	34.9
Bruckmann, Rosser, Sherrill & Co., L.P. (4)	6,162,868	26.1
DLJ Merchant Banking Partners, L.P. (5)	4,866,356	19.0
Equus II Inc.	1,943,598	9.2
Summit Capital, Inc. (6)	1,892,769	9.0
Laura Hawkins Mansur (7)	1,781,000	8.5
Bob L. Robinson (8)	1,181,546	5.6
PNC Capital Corp. (9)	1,111,304	5.2
Jeffrey C. Walker (3)	9,682,246	34.9
Stephen C. Sherrill (4)	6,162,868	26.1
Lawrence S. Benjamin (12)	6,666	*
Jerry W. Finney, Jr. (5)	4,866,356	19.0
George B. Kelly (6)	1,892,769	9.0
Mathew J. Lori (10)	—	*
Edward H. D’Alelio (11)	—	*
Paul E. Suckow (11)	—	*
Terry R. Peets (12)	13,332	*
Douglas J. Cahill (12)	695,662	3.2
Philip K. Woodlief (12)	148,381	*
David L. Horton (12)	188,381	*
Joseph J. Meyers (12)	110,600	*
Richard A. Hannasch (12)	196,593	*
All parties to the investors’ agreement as a group	33,872,653	95.7
All executive officers and directors as a group (17 persons)	24,077,954	66.9

*	Represents less than one percent.

(1)	The address of J.P. Morgan Partners (BHCA), L.P. and Messrs. Walker and Lori is 1221 Avenue of the Americas, New York, New York 10020. The address of Bruckmann, Rosser, Sherrill & Co., L.P. and Mr. Sherrill is 126 East 56th Street, New York, New York 10022. The address of DLJ Merchant Banking Partners, L.P. and Mr. Finney is 11 Madison Avenue, 16th Floor, New York, New York 10010. The address of Equus II Inc. is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. The address of Summit Capital, Inc. and Mr. Kelly is 600 Travis, Suite 6110, Houston, Texas 77002. The address of Mrs. Mansur is 5602 Indian Circle, Houston, Texas 77056. The address of Mr. Robinson is 8591 SE Highway 166, Baxter Springs, Kansas 66713. The address of PNC Capital Corp. is 3150 CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222. The address of Mr. Benjamin is 9755 Patuxent Woods Drive, Columbia, Maryland 21046. The address of Mr. Peets is 327 Coral Avenue, Balboa Island, Newport Beach, California 92662. The address of Messrs. Cahill, Woodlief, Horton, Meyers and Hannasch is 210 Westwood Place South, Suite 400, Brentwood, Tennessee 37027. The address of Mr. D’Alelio is 7 Ringbolt Road, Hingman, Massachusetts 02043. The address of Mr. Suckow is 1219 Denbigh Lane, Radnor, Pennsylvania 19087.

(2)	In accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, the calculation of this percentage assumes that securities subject to options, warrants, rights or conversion privileges are outstanding for the purpose of computing the percentage of outstanding securities of the class owned by each beneficial owner, but such securities subject to options, warrants, rights or conversion privileges are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(3)	Amount represents shares held by J.P. Morgan Partners (BHCA), L.P. and related parties. Of the 9,682,246 shares indicated as owned by J.P. Morgan Partners (BHCA), L.P., (i) 428,000 represent shares of Class A Common Stock; (ii) 2,560,093 represent shares of Class B Common Stock; and (iii) 6,694,153 are shares issuable within 60 days upon exercise of warrants. Mr. Walker, a director of Doane, serves as President of JPMP Capital Corp., the general partner of JPMP Master Fund Manager, L.P., the general partner of J.P. Morgan Partners (BHCA), L.P. As such, Mr. Walker may be deemed to beneficially own the shares indicated as owned by J.P. Morgan Partners (BHCA), L.P. Mr. Walker disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934.

(4)	Amount includes shares held by Bruckmann, Rosser, Sherrill & Co., L.P. and certain other entities and individuals affiliated with it. Of the 6,162,868 shares indicated as owned by Bruckmann, Rosser, Sherrill & Co., L.P., (i) 3,585,822 represent shares of Class A Common Stock and (ii) 2,577,046 are shares issuable within 60 days upon exercise of warrants. Of the shares indicated as owned by Bruckmann, Rosser, Sherrill & Co., L.P., (i) 60,617 shares of Class A Common Stock and (ii) 44,042 shares issuable within 60 days upon exercise of warrants are owned individually by Mr. Sherrill, a director of Doane. Mr. Sherrill may be deemed to beneficially own 5,924,484 shares beneficially owned by Bruckmann, Rosser, Sherrill & Co., L.P. and certain other entities and individuals affiliated with it. Mr. Sherrill disclaims beneficial ownership of 238,384 of such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934.

(5)	Amount represents shares held by DLJ Merchant Banking Partners, L.P. and related parties. Of the 4,866,356 shares held by DLJ Merchant Banking Partners, L.P., (i) 351,428 represents shares of Class A common stock and (ii) 4,514,928 are shares issuable within 60 days upon the exercise of warrants. Of the shares indicated, 150,494 shares, 80,135 shares, 81,474 shares, 34,917 shares and 4,408 shares are held by DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ ESC II, L.P., DLJ Merchant Banking Funding, Inc. and DLJ Offshore Partners, C.V., respectively. Of the warrants indicated, warrants to purchase 2,126,748 shares, 950,960 shares, 524,444 shares, 857,640 and 55,136 shares are held by DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ First ESC L.P., DLJ Merchant Banking Funding, Inc., and DLJ Offshore Partners, C.V., respectively. In November 2000, Credit Suisse First Boston, Inc. acquired Donaldson, Lufkin & Jenrette, Inc. DLJ Merchant Banking Partners, L.P. is a limited partnership, the general partner of which is DLJ Merchant Banking, Inc., an indirect affiliate of Credit Suisse First Boston, Inc. and Credit Suisse Group. Mr. Finney is a director of Doane and serves as a Director of the Private Equity Group of Credit Suisse First Boston and as such may be deemed to beneficially own such shares. Mr. Finney disclaims beneficial ownership of such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934.

(6)	Amount includes shares held by Summit Capital, Inc. Summit/DPC Partners, L.P. was dissolved in 2001 and all of the shares it held were distributed to its partners, including Summit Capital, Inc. Mr. Kelly, a director of Doane, is Chairman of the Board and a stockholder of Summit Capital, Inc. Mr. Kelly may be deemed to beneficially own the shares indicated. Mr. Kelly disclaims beneficial ownership of 24,006 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934.

(7)	Of the shares indicated as owned by Mrs. Mansur, 634,500 are held by the estate of Walid Mansur, 846,500 are owned by Mrs. Mansur and 300,000 are held in trust for their children.

(8)	Of the shares indicated as owned by Mr. Robinson, 264,566 are held in Mr. Robinson’s name, 560,000 are held in a limited partnership of which Mr. Robinson is the Managing Partner, 150,371 are held in trust for Mr. Robinson, 150,371 are held in trust for Mr. Robinson’s wife, Jeanine L. Robinson, and 56,238 are held in Mrs. Robinson’s name.

(9)	Amount represents shares held by PNC Capital Corp. and related entities. Of the 1,111,304 shares indicated as owned by PNC Capital Corp., (i) 711,384 represent shares of Class A Common Stock; and (ii) 399,920 are shares issuable within 60 days upon the exercise of warrants.

(10)	Amount excludes shares held by J.P. Morgan Partners (BHCA), L.P. and related parties. Mr. Lori, a director of Doane, is a limited partner of JPMP Master Fund Manager, L.P., the general partner of J.P. Morgan Partners (BHCA), L.P. As such, Mr. Lori is not deemed to beneficially own the shares indicated as owned by J.P. Morgan Partners (BHCA), L.P.

(11)	These directors serve only on our board of directors, and not on the board of directors of Doane Pet Care Enterprises, Inc.

(12)	Amounts include shares which are issuable within 60 days upon exercise of warrants as follows:, Mr. Cahill- 45,562 and Mr. Woodlief-22,781. In addition, amounts include options which are exerciseable within 60 days as follows: Mr. Cahill — 450,100; Mr. Woodlief — 120,600; Mr. Horton — 140,600; Mr. Meyers — 110,600; Mr. Hannasch — 97,900; Mr. Peets — 13,332; and Mr. Benjamin — 6,666.

Equity Compensation Plans

     Neither we nor our parent, subsidiaries or affiliates have any compensation plans or individual compensation arrangements under which our equity securities are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services. The compensation plans under which the equity securities of our parent are authorized for issuance are discussed above.

ITEM 13 — Certain Relationships and Related Transactions

Investors’ Agreement

     Doane Pet Care Enterprises, Inc., Doane, Summit Capital, Inc., J.P. Morgan Partners (BHCA), L.P. and an affiliate thereof, DLJ Merchant Banking Partners, L.P. and certain of its affiliates, Bruckmann, Rosser, Sherrill & Co., L.P.(1) and certain affiliated entities and individuals, all of the former stockholders of Windy Hill and certain other stockholders of Doane are parties to a second amended and restated investors’ agreement.

     The investors’ agreement contains provisions concerning our governance and the governance of Doane Pet Care Enterprises, Inc., restrictions on the transferability of our securities and those of Doane Pet Care Enterprises, Inc. and registration rights for such securities. The governance provisions of the investors’ agreement provide that our board of directors and the board of directors of Doane Pet Care Enterprises, Inc. each consist of at least seven members. The investors’ agreement provides that if at any time the number of shares of common stock (which, for the purposes of the investors’ agreement, includes warrants on an as-if-exercised basis) of Doane Pet Care Enterprises, Inc. owned of record by:

•	J.P. Morgan Partners (BHCA), L.P. is 5% or more, then it will have the right to designate two individuals as directors.

•	DLJ Merchant Banking Partners, L.P. is 5% or more, then it will have the right to designate one individual as director.

•	the former investors in Summit/DPC Partners, L.P. (including after its dissolution and the distribution of its shares) is 50% or more of the number of shares of common stock of Doane Pet Care Enterprises, Inc. it owned as of August 3, 1998, then Summit Capital, Inc. will have the right to designate one individual as director.

•	the Windy Hill investors is 50% or more of the number of shares of common stock of Doane Pet Care Enterprises, Inc. owned by them as of August 3, 1998, then Bruckmann, Rosser, Sherrill & Co., L.P. will have the right to designate one individual.

     Additionally, one designee as director is required to be the Chief Executive Officer of Doane Pet Care Enterprises, Inc. and one is required to be an independent director designated by a majority of the board of directors.

(1)	Affiliates of Credit Suisse First Boston own, in the aggregate, an approximate 12% non-voting interest in Bruckmann, Rosser, Sherrill & Co., L.P.

Sponsor Facility

     In March 2001, we refinanced $25.0 million of indebtedness under our senior credit facility with loans from shareholders of our parent and Messrs. Cahill, Woodlief, Horton and Hannasch, and certain other executive officers. The sponsor facility was a senior unsecured loan bearing interest at 15%. Principal and accrued interest under the loan was due on March 31, 2007. Our parent issued warrants in connection with the sponsor facility that gave the warrantholders the right to purchase 30% of the outstanding stock of our parent for a nominal amount.

     In February 2003, we used $33.3 million of the net proceeds of the sale of our senior notes to repay the sponsor facility in full. See Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Senior Note Offering — Use of Proceeds.”

Transactions with DLJ Merchant Banking Partners, L.P. and its Affiliates

     DLJ Merchant Banking Partners, L.P. and certain other affiliates of Credit Suisse First Boston LLC are the owners of 351,428 shares of common stock and warrants to purchase 4,514,928 shares of Doane Pet Care Enterprises, Inc. Credit Suisse First Boston LLC was one of the joint book-running managers in the February 2003 offering of our senior notes. Credit Suisse First Boston LLC and its affiliates have received certain payments of fees, including fees for various investment banking and commercial banking services provided to us and to Doane Pet Care Enterprises, Inc. DLJ Capital Funding, Inc., an affiliate of Credit Suisse First Boston LLC, is the syndication agent and a lender under our senior credit facility and received a portion of our repayment of loans under our senior credit facility from the net proceeds of the sale of our senior notes. In connection with the sale of our senior notes, Credit Suisse First Boston LLC and its affiliates received fees of approximately $3.3 million. There are currently no agreements to make any additional payments.

     DLJ Merchant Banking Partners, L.P. and certain other affiliates of Credit Suisse First Boston LLC are parties to the investors’ agreement. In accordance with the investors’ agreement, DLJ Merchant Banking Partners, L.P. has designated Mr. Finney to the boards of directors of Doane and Doane Pet Care Enterprises, Inc.

Transactions with J.P. Morgan Partners (BHCA), L.P. and its Affiliates

     J.P. Morgan Partners (BHCA), L.P. is an affiliate of JPMorgan Chase Bank and J.P. Morgan Securities Inc. J.P. Morgan Partners (BHCA), L.P., together with one of its affiliates, owns:

•	200,000 shares of our senior preferred stock;

•	428,000 shares of Class A Common Stock of Doane Pet Care Enterprises, Inc. and 2,560,093 shares of Class B (non-voting) Common Stock of Doane Pet Care Enterprises, Inc.; and

•	warrants to purchase 6,694,153 shares of common stock of Doane Pet Care Enterprises, Inc.

     JPMorgan Chase Bank, J.P. Morgan Securities Inc. and their affiliates perform various commercial banking and investment banking services from time to time for us and our affiliates. J.P. Morgan Securities Inc. was one of the joint book-running managers in the offering of our senior notes. Affiliates of J.P. Morgan Securities Inc. were holders of promissory notes under our sponsor facility. These affiliates received $16.9 million of the net proceeds from the sale of our senior notes as repayment of the promissory notes in February 2003. JPMorgan Chase Bank serves as the administrative agent and a lender under our senior credit facility and received a portion of our repayment of loans under our senior credit facility from the net proceeds of our recent sale of senior notes. Since the beginning of fiscal 2001 through February 28, 2004, JPMorgan Chase Bank, J.P. Morgan Securities Inc. and their affiliates received a total of $1.5 million for acting in the foregoing capacities, excluding interest and other charges earned generally by all lenders under our senior credit facility, and such entities received a fee of $0.5 million in connection with the March 9, 2004 senior credit facility amendment. In connection with the sale of our senior notes, J.P. Morgan Securities Inc. and its affiliates received fees of approximately $1.6 million. There are currently no agreements to make any additional commercial banking or investment banking payments to JPMorgan Chase Bank, J.P. Morgan Securities Inc. or their affiliates, except that J.P Morgan Securities Inc. may receive investment banking fees in the future, under certain circumstances, if we decide to sell our European business.

     J.P. Morgan Partners (BHCA), L.P. is a party to the investors’ agreement. In accordance with the investors’ agreement, it has designated Messrs. Walker and Lori to the boards of directors of Doane and Doane Pet Care Enterprises, Inc.

Repayment of Sponsor Facility Notes Held by Certain Beneficial Owners

     In addition to the affiliates of J.P. Morgan Securities Inc. that held promissory notes under our sponsor facility, as discussed above, affiliates of other persons known to us that beneficially owned more than 5% of the common stock of Doane Pet Care Enterprises, Inc. also held promissory notes under our sponsor facility and received payments from us from the net proceeds of our February 2003 senior note offering. Bruckmann, Rosser, Sherrill &

Co., L.P. and its affiliates received $7.5 million, Summit Capital, Inc. and its affiliates received $2.3 million and PNC Capital Corp. and its affiliates received $1.2 million of the net proceeds from the sale of our senior notes in February 2003. Additionally, Messrs. Cahill, Woodlief, Horton and Hannasch each received $0.1 million from the repayment of their promissory notes under our sponsor facility in connection with the sale of senior notes.

ITEM 14 — Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company’s annual financial statements for 2002 and 2003, and fees billed for other services rendered by KPMG LLP.

	2002	2003
Audit Fees	$736,800	$815,600
Audit Related Fees(1)	86,700	52,800
Tax Fees(2)	334,500	350,800
All Other Fees	—	—

Total Fees(3)	$1,158,000	$1,219,200

(1)	Audit related fees consisted principally of fees for audits of financial statements of certain employee benefit plans, due diligence services and consultation on accounting matters.

(2)	Tax fees consisted of fees for services for tax consultation and tax compliance services.

(3)	Total fees include amounts billed in foreign currencies, and are translated to US Dollars as of the date of approval of the fees.

PART IV

ITEM 15 — Exhibits, Financial Statements Schedules, and Reports on Form 8-K

     (a) The following documents are filed as part of this report:

(1)	Financial Statements

The following financial statements and the Independent Auditors’ Report thereon are included on pages F-1 through F-40 of this annual report on Form 10-K:

•	Independent Auditors’ Report

•	Consolidated Balance Sheets as of the end of fiscal 2002 and 2003

•	Consolidated Statements of Operations for fiscal 2001, 2002 and 2003

•	Consolidated Statements of Stockholder’s Equity and Comprehensive Income (Loss) for fiscal 2001, 2002 and 2003

•	Consolidated Statements of Cash Flows for fiscal 2001, 2002 and 2003

•	Notes to Consolidated Financial Statements

(2)	No financial statement schedules are required to be filed.

(3)	Exhibits

     The following exhibits are filed as part of this report:

Exhibit
Number		Description
3.1	-	Certificate of Incorporation of Doane Pet Care Company (incorporated by reference to Exhibit 3.1 to Doane Pet Care Company’s Registration Statement on Form S-1, Reg. No. 33-98110 (the “Form S-1”))

3.2	-	Certificate of Designations, Preferences and Rights of 14.25% Senior Exchangeable Preferred Stock due 2007, dated October 4, 1995 (incorporated by reference to Exhibit 3.2 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 29, 2001 (the “2001 Form 10-K”))

3.3	-	Certificate of Amendment to Certificate of Incorporation of Doane Pet Care Company — dated February 4, 1998 (incorporated by reference to Exhibit 3.2 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (the “1997 Form 10-K”))

3.4	-	Certificate of Amendment of Certificate of Incorporation of Doane Pet Care Company dated November 10, 1998 (incorporated by reference to Exhibit 3.4 to the 2001 Form 10-K)

3.5	-	Certificate of Amendment of Certificate of Designations, Preferences and Rights of 14.25% Senior Exchangeable Preferred Stock due 2007 dated November 11, 1998 (incorporated by reference to Exhibit 3.5 to the 2001 Form 10-K)

3.6	-	Amended and Restated Bylaws of Doane Pet Care Company (incorporated by reference to Exhibit 3.6 to the 2001 Form 10-K)

Exhibit
Number		Description
4.1	-	Indenture dated November 12, 1998 between Doane Pet Care Company and Wilmington Trust Company (incorporated by reference to Exhibit 10.12 of Doane Pet Care Enterprises, Inc.’s Registration Statement on Form S-1, Reg. No. 333-61027 (“Enterprises’ Form S-1”))

4.2	-	Registration Agreement among Doane Pet Care Company, Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc. dated November 12, 1998 (incorporated by reference to Exhibit 4.2 to Doane Pet Care Company’s Registration Statement on Form S-4, Reg. No. 333-70759 (the “Form S-4”))

4.3	-	Indenture dated February 28, 2003 between Doane Pet Care Company and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 28, 2002 (the “2002 Form 10-K”))

4.4	-	Registration Rights Agreement dated as of February 28, 2003 between Doane Pet Care Company, DPC Investment Corp., Doane/Windy Hill Joint Venture L.L.C., Credit Suisse First Boston LLP and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Form 10-K)

9.1	-	Second Amended and Restated Investors’ Agreement dated as of March 26, 2001 among Doane Pet Care Company, Doane Pet Care Enterprises, Inc., Summit Capital Inc., Summit/DPC Partners Inc., J. P. Morgan Partners (BHCA), L.P., Baseball Partners, DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ First ESC, L.P., Bruckmann, Rosser, Sherrill & Co., L.P., PNC Capital Corp., and certain other persons name therein (incorporated by reference to Exhibit 9.1 to Doane Pet Care Company’s Annual Report on Form 10-K/A for the year ended December 30, 2000 (the “2000 Form 10-K/A”))

†10.1	-	Employment Agreement dated January 1, 1998, between Doane Pet Care Company and Douglas J. Cahill (incorporated by reference to Exhibit 10.3 to the 1997 Form 10-K)

†10.2	-	Employment Agreement dated February 15, 1999, between Doane Pet Care Company and Philip K. Woodlief (incorporated by reference to Exhibit 10.14 to Enterprises’ Form S-1)

†10.3	-	First Amendment to Employment Agreement dated as of January 1, 2001, between Doane Pet Care Company and Philip K. Woodlief (incorporated by reference to Exhibit 10.4 to the 2000 Form 10-K/A)

†10.4	-	Employment Agreement dated January 1, 1998, between Doane Pet Care Company and David L. Horton (incorporated by reference to Exhibit 10.6 to the Form S-4)

†10.5	-	First Amendment to Employment Agreement dated as of January 1, 2001, between Doane Pet Care Company and David L. Horton (incorporated by reference to Exhibit 10.6 to the 2000 Form 10-K/A)

†10.6	-	Employment Agreement dated August 17, 1998 between Doane Pet Care Company and Joseph J. Meyers (incorporated by reference to Exhibit 10.7 to the 2000 Form 10-K/A)

†10.7	-	First Amendment to Employment Agreement dated as of January 1, 2001, between Doane Pet Care Company and Joseph J. Meyers (incorporated by reference to Exhibit 10.8 to the 2000 from 10-K/A)

†10.8	-	Employment Agreement dated January 1, 1998 between Doane Pet Care Company and Richard A. Hannasch (incorporated by reference to Exhibit 10.8 to the Form S-4)

Exhibit
Number		Description
†10.9	-	Doane Pet Care Enterprises Inc.’s, 1996 Stock Option Plan (incorporated by reference to Exhibit 10.7 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 31, 1996)

†10.10	-	First Amendment to Doane Pet Care Enterprises, Inc.’s 1996 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K)

†10.11	-	Second Amendment to Doane Pet Care Enterprises, Inc.’s, 1996 Stock Option Plan (incorporated by reference to Exhibit 10.9 to the 1997 Form 10-K)

†10.12	-	Doane Pet Care Enterprises, Inc.’s 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Doane Pet Care Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2000)

10.13	-	Amended and Restated Credit Agreement dated as of May 8, 2000 among Doane Pet Care Company, as borrower, The Chase Manhattan Bank, as administrative agent, DLJ Capital Funding, Inc, as syndication agent, and Firstar Bank, N.A., as documentation agent, and the banks named therein (incorporated by reference to Exhibit 10.1 to Doane Pet Care Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2000)

10.14	-	Amendment No. 1 to Amended and Restated Credit Agreement dated as of March 26, 2001 among Doane Pet Care Company, as borrower, The Chase Manhattan Bank, as administrative agent, DLJ Capital Funding, Inc, as syndication agent, and Firstar Bank, N.A., as documentation agent and the banks named therein (incorporated by reference to Exhibit 10.14 to the 2000 Form 10-K/A)

10.15	-	Amendment No. 2 to Amended and Restated Credit Agreement dated as of March 22, 2002 among Doane Pet Care Company, as borrower, JPMorgan Chase Bank, as administrative agent, Wachovia Bank N.A., as co-agent, J.P. Morgan Securities Inc., as lead arranger, Wachovia Bank N.A. and Danske Bank A/S, as co-arrangers, and the banks named therein (incorporated by reference to Exhibit 10.15 to the 2001 Form 10-K)

10.16	-	Amendment No. 3 to Amended and Restated Credit Agreement dated as of February 10, 2003 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company, as borrower, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp., and JPMorgan Chase Bank, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.16 to the 2002 Form 10-K)

10.17	-	Amendment No. 4 to Amended and Restated Credit Agreement dated as of February 26, 2003 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company, as borrower, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp., and JPMorgan Chase Bank, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.17 to the 2002 Form 10-K)

*10.18	-	Amendment No. 5 to Amended and Restated Credit Agreement dated as of March 9, 2004 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company, as borrower, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp., and JPMorgan Chase Bank, as administrative agent, and the lenders party thereto

10.19	-	Loan and Warrant Agreement dated as of March 26, 2001 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company and each of the lenders named therein (incorporated by reference to Exhibit 10.15 to the 2000 Form 10-K/A)

*21.1	-	List of Subsidiaries of Doane Pet Care Company

*23.1	-	Consent of KPMG LLP

Exhibit
Number		Description
*31.1	-	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) / 15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*31.2	-	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) / 15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*32.1	-	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*32.2	-	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

†	Management contracts or compensatory plans or arrangements.

(b)	Reports on Form 8-K from fourth quarter of fiscal 2003.

     A report on Form 8-K, dated October 30, 2003, was furnished pursuant to Item 9 of Form 8-K in connection with our issuance of a press release announcing our fiscal 2003 third quarter results. We also announced that we provided the SEC with certifications from our Chief Executive Officer and Chief Financial Officer on October 30, 2003 in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.

Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act.

     No annual report or proxy material has been sent to our security holder as of the date hereof. We do not expect to furnish our security holder with an annual shareholder’s report or proxy soliciting material subsequent to the filing of this Form 10-K.

SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOANE PET CARE COMPANY
By:	/s/ PHILIP K. WOODLIEF
Philip K. Woodlief
Vice President, Finance and Chief Financial Officer

By:	/s/ STEPHEN P. HAVALA
Stephen P. Havala
Corporate Controller and Principal Accounting Officer

Date: March 11, 2004

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE B. KELLY George B. Kelly	Chairman of the Board and Director	March 11, 2004
/s/ DOUGLAS J. CAHILL Douglas J. Cahill	Chief Executive Officer, President and Director (Principal Executive Officer)	March 11, 2004
/s/ PHILIP K. WOODLIEF Philip K. Woodlief	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	March 11, 2004
/s/ STEPHEN P. HAVALA Stephen P. Havala	Corporate Controller and Principal Accounting Officer	March 11, 2004
Lawrence S. Benjamin	Director
/s/ EDWARD H. D’ALELIO Edward H. D’Alelio	Director	March 11, 2004
/s/ JERRY W. FINNEY, JR. Jerry W. Finney, Jr.	Director	March 11, 2004
/s/ MATHEW J. LORI Mathew J. Lori	Director	March 11, 2004
/s/ TERRY R. PEETS Terry R. Peets	Director	March 11, 2004
/s/ STEPHEN C. SHERRILL Stephen C. Sherrill	Director	March 11, 2004
/s/ PAUL E. SUCKOW Paul E. Suckow	Director	March 11, 2004
/s/ JEFFREY C. WALKER Jeffrey C. Walker	Director	March 11, 2004

DOANE PET CARE COMPANY AND SUBSIDIARIES

FINANCIAL INFORMATION

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Doane Pet Care Company:

We have audited the accompanying consolidated balance sheets of Doane Pet Care Company and subsidiaries as of December 28, 2002 and January 3, 2004 and the related consolidated statements of operations, stockholder’s equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended January 3, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Doane Pet Care Company and subsidiaries as of December 28, 2002 and January 3, 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP

Nashville, Tennessee
February 25, 2004, except as to Note 6, which is as of March 9, 2004

DOANE PET CARE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and par value amounts)

	End of fiscal
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$7,596	$29,293
Accounts receivable, net	129,347	91,569
Inventories, net	63,631	68,619
Deferred tax asset	5,859	1,898
Prepaid expenses and other current assets	8,143	14,390

Total current assets	214,576	205,769
Property, plant and equipment, net	260,092	266,457
Goodwill and trademarks	363,080	380,418
Other assets	32,919	33,270

Total assets	$870,667	$885,914

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current maturities of long-term debt	$5,720	$13,185
Accounts payable	93,528	100,512
Accrued liabilities	56,113	51,719

Total current liabilities	155,361	165,416
Long-term debt, excluding current maturities	548,300	560,861
Other long-term liabilities	23,692	8,863
Deferred tax liability	7,261	28,524

Total liabilities	734,614	763,664

Senior Preferred Stock (Redeemable), 3,000,000 shares authorized, 1,200,000 shares issued and outstanding	77,550	91,052

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in-capital	115,674	115,674
Accumulated other comprehensive income	9,558	50,185
Accumulated deficit	(66,729)	(134,661)

Total stockholder’s equity	58,503	31,198

Total liabilities and stockholder’s equity	$870,667	$885,914

See accompanying notes to consolidated financial statements.

DOANE PET CARE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Fiscal
	2001	2002	2003
Net sales	$895,830	$887,333	$1,013,865
Cost of goods sold	749,092	701,418	851,578

Gross profit	146,738	185,915	162,287
Operating expenses:
Promotion and distribution	58,241	52,445	57,616
Selling, general and administrative	47,945	48,712	52,015
Amortization	13,743	4,583	4,989
Other operating expenses	8,655	1,447	7,227

Income from operations	18,154	78,728	40,440
Interest expense, net	57,020	62,395	58,845
Debt extinguishments	—	—	12,142
Other income, net	(757)	(724)	(1,156)

Income (loss) before income taxes	(38,109)	17,057	(29,391)
Income tax expense (benefit)	(16,171)	1,786	25,039

Net income (loss)	(21,938)	15,271	(54,430)
Preferred stock dividends and accretion	(10,467)	(11,878)	(13,502)

Net income (loss) available to common shares	$(32,405)	$3,393	$(67,932)

See accompanying notes to consolidated financial statements.

DOANE PET CARE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(In thousands, except share amounts)

				Accumulated
	Common stock		Additional paid-in	other comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	deficit	Total
Balances at end of fiscal 2000	1,000	$—	$107,280	$1,318	$(37,717)	$70,881
Comprehensive loss:
Net loss	—	—	—	—	(21,938)	(21,938)
Foreign currency translation	—	—	—	(7,352)	—	(7,352)
Unrealized loss, net of deferred tax benefit of $1,196	—	—	—	(1,573)	—	(1,573)

Total comprehensive loss						(30,863)

Preferred stock dividends	—	—	—	—	(9,390)	(9,390)
Preferred stock accretion	—	—	—	—	(1,077)	(1,077)
Parent capital contribution	—	—	8,375	—	—	8,375

Balances at end of fiscal 2001	1,000	$—	$115,655	$(7,607)	$(70,122)	$37,926

Comprehensive income:
Net income	—	—	—	—	15,271	15,271
Foreign currency translation	—	—	—	22,792	—	22,792
Unrealized loss, net of deferred tax benefit of $313	—	—	—	(43)	—	(43)
Increase in minimum pension liability, net of deferred tax benefit of $3,556	—	—	—	(5,584)	—	(5,584)

Total comprehensive income						32,436

Preferred stock dividends	—	—	—	—	(10,801)	(10,801)
Preferred stock accretion	—	—	—	—	(1,077)	(1,077)
Parent capital contribution	—	—	19	—	—	19

Balances at end of fiscal 2002	1,000	$—	$115,674	$9,558	$(66,729)	$58,503

Comprehensive loss:
Net loss	—	—	—	—	(54,430)	(54,430)
Foreign currency translation	—	—	—	38,725	—	38,725
Reclassification of realized loss, net of deferred tax benefit of $849	—	—	—	1,333	—	1,333
Decrease in minimum pension liability, net of deferred tax expense of $362	—	—	—	569	—	569

Total comprehensive loss						(13,803)

Preferred stock dividends	—	—	—	—	(12,425)	(12,425)
Preferred stock accretion	—	—	—	—	(1,077)	(1,077)

Balances at end of fiscal 2003	1,000	$—	$115,674	$50,185	$(134,661)	$31,198

See accompanying notes to consolidated financial statements.

DOANE PET CARE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(21,938)	$15,271	$(54,430)
Items not requiring (providing) cash:
Depreciation	27,687	26,586	31,178
Amortization	13,743	5,578	5,983
Deferred tax expense (benefit)	(18,082)	1,258	23,644
Non-cash interest expense	5,844	15,058	4,906
Equity in joint ventures	(788)	(705)	(616)
Debt extinguishments	—	—	12,142
Asset impairments and Project Focus	8,866	—	7,727
Divestitures	4,660	—	—
Other non-cash charges (income), net	500	2,352	(372)
Changes in current assets and liabilities:
Accounts receivable, net	(661)	(2,669)	45,653
Inventories	5,112	(5,587)	(1,323)
Prepaid expenses and other current assets	154	(1,632)	(5,310)
Accounts payable	(44,479)	25,541	(1,462)
Accrued liabilities	(4,554)	(2,278)	(12,057)

Net cash provided by (used in) operating activities	(23,936)	78,773	55,663

Cash flows from investing activities:
Capital expenditures	(17,316)	(24,348)	(28,062)
Proceeds from sale of assets	20,884	1,766	1,378
Other, net	(2,102)	(3,320)	(3,501)

Net cash provided by (used in) investing activities	1,466	(25,902)	(30,185)

Cash flows from financing activities:
Net borrowings (repayments) under revolving credit agreements	30,400	(23,000)	1,000
Proceeds from issuance of long-term debt	17,511	9,738	210,444
Principal payments on long-term debt	(27,925)	(36,172)	(208,255)
Payments for debt issuance costs	(2,928)	(2,316)	(7,761)
Parent capital contribution	8,375	19	—

Net cash provided by (used in) financing activities	25,433	(51,731)	(4,572)
Effect of exchange rate changes on cash and cash equivalents	(89)	424	791

Increase in cash and cash equivalents	2,874	1,564	21,697
Cash and cash equivalents, beginning of year	3,158	6,032	7,596

Cash and cash equivalents, end of year	$6,032	$7,596	$29,293

See accompanying notes to consolidated financial statements.

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Nature of Business

     Doane Pet Care Company, or the Company, is a wholly-owned subsidiary of Doane Pet Care Enterprises, Inc., or Parent. The Company is a leading global provider of pet food, primarily private label, with 29 combined manufacturing and distribution facilities in the United States and Europe. The Company manufactures pet food products primarily for dogs and cats, including dry, wet, semi-moist, soft dry, soft treats and biscuits. The Company supplies retailers of all types with these various products, and purchases and packages those products for nationally advertised brand pet food companies. The Company also operates a machine shop and a structural steel fabrication plant that sells to third parties and supports the Company’s facilities.

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company’s 50% joint venture investments are accounted for under the equity method. Equity from the joint venture investments is recorded in other income, net, in the accompanying consolidated statements of operations.

52-53 Week Fiscal Year

     The Company’s fiscal year ends on the Saturday nearest to the end of December; and therefore, fiscal 2001, 2002 and 2003 ended on December 29, 2001, December 28, 2002 and January 3, 2004, respectively. Fiscal 2001 and 2002 were each 52-week years and fiscal 2003 was a 53-week year.

Reclassifications

     Certain fiscal 2001 and 2002 amounts have been reclassified to conform with the fiscal 2003 presentation.

Use of Estimates

     In conformity with accounting principles generally accepted in the United States, preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements; and therefore, actual results could ultimately differ from those estimates.

Cash and Cash Equivalents

     Cash and cash equivalents include all liquid investments with original maturities of three months or less.

Accounts Receivable

     Accounts receivable are stated at net realizable value through the recording of allowances for outstanding deductions with customers, doubtful accounts and cash discounts. The Company’s policy is to estimate its allowances by applying a recovery percentage based on historical collection experience and performing a specific identification review of customer account balances. The Company had allowances against accounts receivable of $5.3 million and $2.6 million as of the end of fiscal 2002 and 2003, respectively. See Note 18 — “Major Customer” related to the Company’s concentration of net sales with one customer.

     The Company extends unsecured credit in the form of accounts receivable, principally to retailers and nationally advertised brand companies throughout the United States and Europe, with credit extended to one customer representing 24% of accounts receivable, net, as of the end of fiscal 2003.

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories

     Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are stated net of a valuation allowance for obsolescence, primarily related to packaging inventories. The Company’s policy is to estimate its allowance based on specific identification of obsolete stock keeping units, or SKUs, or probable SKUs to be rationalized. The Company had allowances against inventories of $4.9 million and $4.4 million as of the end of fiscal 2002 and 2003, respectively.

Property, Plant and Equipment

     Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of 20 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment.

Goodwill and Trademarks

     Goodwill has been recorded under the purchase accounting method and represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company’s only intangible asset with an indefinite useful life other than goodwill is its trademarks. As of the beginning of fiscal 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, or SFAS 142. SFAS 142 requires goodwill and other intangible assets with indefinite lives no longer be amortized. SFAS 142 further requires that the fair value of goodwill and other intangible assets with indefinite lives be tested for impairment upon adoption of this statement, annually and upon the occurrence of certain events, and be written down to fair value if considered impaired. In the first quarter of fiscal 2002, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations, including those intangible assets having estimable useful lives that are classified as other assets in the Company’s balance sheets which resulted in no impact on its consolidated financial statements. In the second quarter of fiscal 2002, the Company completed the required transitional impairment tests of goodwill and other intangible assets with indefinite lives and, based on the results of the tests, determined no impairment to the carrying values of these assets existed as of the beginning of fiscal 2002. In the fourth quarters of fiscal 2002 and 2003, the Company performed its required annual assessment of impairment of goodwill and other intangible assets and determined no impairment was evident at either assessment date.

     Results of operations of the Company, as adjusted to give effect to SFAS 142 as if it were adopted as of the beginning of fiscal 2001, follows (in thousands):

Fiscal 2001
Net loss, as reported	$(21,938)
Add back: Amortization, net of income tax benefit	7,591

Net loss, as adjusted	$(14,347)

Net loss available to common shares	$(24,814)

     Prior to the adoption of SFAS 142, the Company amortized goodwill over 20 and 40 years and trademarks over 30 years using the straight-line method. The recovery of the carrying value of goodwill and trademarks was periodically evaluated for impairment in relation to the operating performance and expected future operating cash flows of the Company on an undiscounted basis. If the carrying value of such assets exceeded the expected undiscounted future operating cash flows, an impairment loss was recognized to the extent the carrying amount of the acquired net assets exceeded the fair value and was calculated using expected discounted future operating cash flows.

Other Assets

     Other assets on the accompanying consolidated balance sheets of the Company include: (1) debt issuance costs; (2) other intangible assets with estimable useful lives; (3) investments in joint ventures; and (4) other miscellaneous

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

long-term assets. The Company amortizes debt issuance costs into interest expense over the life of the related indebtedness. Other intangible assets with estimable useful lives, primarily consisting of plate costs and software, are being amortized over three to five years.

Impairment of Long-Lived Assets

     As of the beginning of fiscal 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144, which requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS 144 had no material impact on the Company’s financial position or results of operations in the year of adoption.

     In accordance with SFAS 144, long-lived assets, including property, plant and equipment and intangible assets with estimable useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. Prior to adoption of SFAS 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Financial Instruments

     The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates book value. The fair value of long-term debt is based upon market value, if traded, or discounted at the estimated rate the Company would currently incur on similar debt. See Note 8 - “Fair Value of Financial Instruments.”

Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities. The differences are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of any change in tax rates is recognized in the period that includes the enactment date. The Company assesses the likelihood that net deferred tax assets will be realized in future periods and records a valuation allowance against its net deferred tax assets accordingly.

Revenue Recognition

     The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Promotion and Distribution

     Promotion and distribution expenses primarily consist of promotions, freight, brokerage fees, and warehousing expenses. Distribution expenses were $34.7 million, $33.7 million and $39.8 million in fiscal 2001, 2002 and 2003, respectively.

Commodity Derivative Instruments

     The Company has in the past and may continue to seek to manage its commodity price risk associated with market fluctuations by using derivative instruments for portions of its corn, soybean meal, alternative proteins and

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

natural gas purchases, principally through exchange traded futures and options contracts. The terms of these contracts are generally less than one year. During the term of the contract, the Company balances positions daily with cash payments to or from the exchanges. At the termination of a contract, the Company has the ability to settle financially or by exchange for the physical commodity, in which case, the Company would deliver the contract against the acquisition of the physical commodity. The Company’s policy does not permit speculative commodity trading. All changes in the fair value of the Company’s commodity derivative instruments are included in cost of goods sold in the accompanying consolidated statements of operations.

Interest Rates Swap and Cap Contracts

     The Company periodically uses interest rate swap and cap contracts to limit its exposure to the interest rate risk associated with its domestic floating rate debt. The Company’s policy does not permit speculative trading related to its debt. Changes in market values of these financial instruments are highly correlated with changes in market values of the hedged item both at inception and over the life of the contracts. The Company’s interest rate swap contracts have been designated as cash flow hedges with changes in fair value recognized in accumulated other comprehensive income (loss), net of deferred taxes, in the accompanying consolidated balance sheets until they are realized, at which point they are recognized in interest expense, net, in the accompanying consolidated statements of operations. Amounts received or paid under interest rate swap contracts and on interest rate cap contracts are recorded as interest income (expense) in the accompanying consolidated statements of operations.

Foreign Currency Derivative Instruments

     The Company periodically uses foreign currency forward contracts to seek to manage its exposure to exchange rate fluctuations on foreign currency transactions. The Company’s policy does not permit speculative trading related to foreign currency. Changes in market values of these financial instruments are highly correlated with changes in market values of the hedged item both at inception and over the life of the contracts. Changes in fair value of gains and losses on foreign currency forward contracts that qualify for hedge accounting are recorded in accumulated other comprehensive income (loss), net of deferred taxes, in the accompanying consolidated balance sheets until they are realized, at which point, they are recognized in other income, net, in the accompanying consolidated statements of operations. All other gains and losses on foreign currency forward contracts are recorded as an increase or reduction in net sales in the accompanying consolidated statements of operations as they occur.

Comprehensive Income (Loss)

     Comprehensive income (loss) includes: (1) net income (loss); (2) foreign currency translation, including changes in the fair value of the Company’s Euro-denominated debt designated as a hedge of the Company’s net investment in Europe; (3) changes in the fair value of interest rate swap contracts and foreign currency derivative instruments designated as hedges; and (4) changes in the minimum pension liability. Comprehensive income (loss) is presented in the accompanying consolidated statements of stockholder’s equity and comprehensive income (loss).

Foreign Currency Gains and Losses

     The Company’s foreign-owned assets and liabilities have been translated to U.S. dollars using the exchange rates in effect at the period end dates in the accompanying consolidated balance sheets. Results of foreign operations have been translated using the average exchange rates during the periods presented in the accompanying consolidated statements of operations. The cumulative translation adjustment for the Company’s net investment in foreign operations has been recognized in accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. Foreign currency transaction gains and losses are recognized in the accompanying consolidated statements of operations as they occur.

Recently Issued Accounting Pronouncements

     Effective as of the beginning of fiscal 2003, the Company adopted SFAS No. 145, Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, or SFAS 145,

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which amends existing authoritative pronouncements to make various technical corrections, clarify meanings and describe their applicability under the changed conditions. SFAS 145 requires gains and losses from the extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual or infrequent or they meet the criteria for classification as an extraordinary item. In accordance with SFAS 145, the Company recognized charges to net income in the first and third quarters of fiscal 2003 associated with its debt which are reflected as losses from debt extinguishment in the accompanying consolidated statement of operations. See Note 6 — “Long-Term Debt and Liquidity.”

     Effective as of the beginning of fiscal 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, or SFAS 146, which addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities that were accounted for pursuant to the guidance that the Emerging Issues Task Force, or EITF, set forth in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when these costs are incurred rather than at the date of a commitment to an exit or disposal plan. The scope of SFAS 146 also includes costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002. The Company has not incurred any such exit or disposal costs since the effective date.

     Effective as of the end of the second quarter of fiscal 2003, the Company adopted FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, or FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB revised FIN 46 to add clarification to existing requirements, ease implementation, add new scope exceptions and add certain new requirements. The unmodified provisions of FIN 46 were effective for the first interim or annual period ending after December 15, 2003 for all variable interest entities created or acquired prior to January 31, 2003, provided that certain conditions were met. For variable interest entities created or acquired after February 1, 2003, the requirements of FIN 46 were effective for the first interim or annual period ending after June 15, 2003. The revised FIN 46 provisions are required by the end of the first reporting period beginning after December 15, 2003. The adoption of the unmodified provisions of FIN 46 did not have a material effect on the Company’s results of operations or financial position and the Company does not anticipate any material effects related to the December 2003 revisions.

     Effective as of the end of fiscal 2003, the Company adopted SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, or SFAS 132 — Revised. SFAS 132 — Revised retains the disclosures required by the original SFAS 132, but requires additional disclosures including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. These additional disclosures have been added in response to concerns expressed by users of financial statements, such as the significance of pensions for many entities and the need for more information about economic resources and obligations related to pension plans. The Company has included these additional disclosures related to its pension plans and postretirement healthcare plan in Note 15 — “Employee Benefit Plans — Pension Plans and Postretirement Plan.”

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, or SFAS 150. SFAS 150 requires issuers to classify as liabilities, or assets in some circumstances, three classes of free-standing financial instruments that embody obligations of the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective for interim periods beginning after June 15, 2003. For mandatorily redeemable financial instruments of a nonpublic entity, as defined by SFAS 150, the statement is effective for fiscal periods beginning after December 15, 2003. In the opinion of management, the Company meets the nonpublic entity criteria of SFAS 150. As a result, the Company will reflect its Senior Preferred Stock (Redeemable) as long-term debt on its consolidated balance sheets

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the related dividends and accretion as interest expense in its consolidated statements of operations beginning in fiscal 2004.

(2) Inventories

     A summary of inventories, net of valuation allowance, follows (in thousands):

	End of fiscal
	2002	2003
Raw materials	$14,580	$15,508
Packaging materials	23,217	23,237
Finished goods	30,731	34,235

	68,528	72,980
Allowances	(4,897)	(4,361)

Total	$63,631	$68,619

     (3) Property, Plant and Equipment

     A summary of property, plant and equipment follows (in thousands):

	End of fiscal
	2002	2003
Land	$11,136	$11,415
Buildings and improvements	90,444	100,661
Machinery and equipment	243,738	292,682
Construction in progress	14,465	13,333

	359,783	418,091
Less: Accumulated depreciation	(99,691)	(151,634)

Total	$260,092	$266,457

(4) Goodwill and Trademarks

     A summary of goodwill and trademarks follows (in thousands):

	End of fiscal
	2002	2003
Goodwill	$303,058	$318,656
Trademarks	60,022	61,762

Total	$363,080	$380,418

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Accrued Liabilities

     A summary of accrued liabilities follows (in thousands):

	End of fiscal
	2002	2003
Rebates and promotions	$14,465	$15,033
Interest	5,620	12,591
Compensation	12,868	10,765
Derivative instruments	8,196	370
Other	14,964	12,960

Total	$56,113	$51,719

(6) Long-Term Debt and Liquidity

     A summary of long-term debt follows (in thousands):

	End of fiscal
	2002	2003
Revolving credit facility	$15,000	$16,000
Term loan facilities	340,924	169,322
Senior notes	—	210,779
Senior subordinated notes	148,430	148,789
Debt of foreign subsidiaries	17,950	14,674
Industrial development revenue bonds	14,471	14,482
Sponsor facility	17,245	—

	554,020	574,046
Less: Current maturities	(5,720)	(13,185)

Total	$548,300	$560,861

     Current maturities of long-term debt at the end of fiscal 2002 reflect the refinancing in February 2003.

Senior Notes

     Effective February 28, 2003, the Company issued $213.0 million in aggregate principal amount of 10 ¾% senior unsecured notes due March 1, 2010 at a price of 98.8% of par with interest payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2003. The senior unsecured notes are general unsecured obligations and are subordinated in right of payment to all senior secured indebtedness and senior in right of payment to any current or future indebtedness of the Company that, by its terms, is subordinated to the senior unsecured notes. The payments of obligations of each subsidiary guarantor are subordinated to the payment of senior indebtedness of such subsidiary guarantor.

     The Company may redeem the senior unsecured notes at any time on or after March 1, 2007, in whole or in part, at the option of the Company, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date:

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years	Percentage
2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

     At any time prior to March 1, 2007, the senior unsecured notes may also be redeemed in whole, but not in part, at the option of the Company upon the occurrence of a Change in Control (as defined in the Note Indenture) at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined in the Note Indenture) and the unpaid accrued interest, if any, to the date of redemption. Upon a Change in Control, holders of the senior unsecured notes may require the Company to purchase all or a portion of the senior unsecured notes at a purchase price equal to 101% of their principal amount plus accrued interest, if any. Before March 1, 2007, up to 35% of the senior unsecured notes may also be redeemed at the option of the Company with the proceeds of one or more equity offerings of our common stock at a purchase price equal to 110.75% of their principal amount plus accrued interest, if any. In connection with certain asset dispositions, the Company may be required to use the proceeds from those asset dispositions to make an offer to repurchase the notes at 100% of their principal amount plus accrued interest, if any, if the proceeds are not otherwise used to repay senior secured indebtedness or to repay indebtedness under our senior credit facility or to invest in assets related to our business. The senior unsecured notes have certain covenants that have restrictions on dividends, distributions, indebtedness, affiliate transactions and lines of business.

Bank Loans

     In May 2000, the Company entered into a new senior credit facility with a syndicate of banks and other institutional investors, as lenders, and JPMorgan Chase Bank, as administrative agent, as amended in March 2001, March 2002, February 2003 and March 2004, referred to as the Amended Credit Facility. The Company has pledged substantially all of its assets as collateral to secure its indebtedness under the senior credit facility.

     Effective February 28, 2003, the Company amended its senior credit facility concurrent with the issuance of the 10 ¾% senior notes described above. This amendment provided for, among other things (1) issuance of the 10 ¾% senior notes and repayment of the Sponsor Facility; (2) repayment of a portion of the Term Loan Facilities and Revolving Credit Facility under the Company’s senior credit facility in order of forward maturity; (3) less restrictive covenants on capital expenditures, investments and other activities; (4) elimination of certain financial covenants and revision of other financial covenants; (5) elimination of the Excess Leverage Fee; (6) elimination of the fixed rate debt percentage requirement; and (7) permanent reduction of the Revolving Credit Facility from $75.0 million to $60.0 million.

     Effective March 9, 2004, the Company amended its senior credit facility to (1) extend the maturity of the existing Revolving Credit Facility from March 31, 2005 to December 29, 2005; (2) permanently reduce the borrowing capacity under the Revolving Credit Facility from $60.0 million to $50.0 million; (3) waive non-compliance with certain financial covenants at the end of fiscal 2003; (4) simplify the financial covenants to include only minimum consolidated EBITDA, maximum senior secured leverage and capital expenditure limits; and (5) increase the interest rates on all facilities by 0.25% as of March 9, 2004, an additional 0.25% on all facilities as of September 30, 2004 and a final 1.00% on all facilities as of March 31, 2005.

     As of the end of fiscal 2003 after taking into consideration the March 9, 2004 amendment, the Company’s senior credit facility provided for total commitments of a Euro 30.1 million Euro Term Loan Facility ($37.6 million assuming a Euro to USD exchange rate of 1.2495) and $181.7 million, consisting of a $131.7 million USD Term Loan Facility and a $50.0 million Revolving Credit Facility, with a $20.0 million sub-limit for issuance of letters of credit.

     As of the end of fiscal 2003, all loans under the Company’s senior credit facility bore interest at the higher of the Euro dollar rate plus 4.75%, or the prime rate of the administrative agent plus 3.75%, until maturity. As of the end of fiscal 2003, the Euro Term Loan Facility bore interest at 6.95%, the USD Term Loan Facility bore interest at

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.94% and the Revolving Credit Facility bore interest at 7.75%. Effective March 9, 2004, all loans under the senior credit facility bear interest at the higher of the Euro dollar rate plus 5.00%, or the prime rate of the administration agent plus 4.00%. These rates will increase 0.25% on September 30, 2004 and 1.00% on March 31, 2005.

     In connection with the repayments made by the Company on its senior credit facility concurrent with the issuance of the 10 ¾% senior notes and repayment of the Sponsor Facility as described above, the Company incurred a loss from debt extinguishment in the first quarter of fiscal 2003 of $11.1 million. This pre-tax charge included: (1) a $4.0 million write-off of deferred financing costs, primarily related to the Company’s senior credit facility; (2) a charge of $7.6 million for the accretion of the Sponsor Facility to face value; (3) a charge of $6.2 million realized foreign currency translation loss as a result of retiring a portion of the Euro Term Loan Facility with a corresponding credit to accumulated other comprehensive income; and (4) a credit of $6.7 million for the reversal of an Excess Leverage Fee accrual.

     In the third quarter of fiscal 2003, the Company made a $15.0 million optional prepayment on its senior credit facility. The prepayment was applied ratably to the Euro Term Loan Facility and the USD Term Loan Facility and has been reflected in the maturities schedule below. In connection with the prepayment, the Company recorded a loss on debt extinguishment of $1.0 million consisting of (1) $0.7 million realized foreign currency translation loss as a result of retiring a portion of the Euro Term Loan Facility and (2) $0.3 million write-off of a pro-rata percentage of deferred financing costs associated with the senior credit facility.

     The Company is highly leveraged and has significant cash requirements for debt service relating to its senior credit facility, senior notes, senior subordinated notes, industrial development revenue bonds and foreign debt. The Company’s ability to borrow is limited by its senior credit facility, including compliance with the financial covenants therein, and the limitations on the incurrence of additional indebtedness in the indentures governing the Company’s senior notes and senior subordinated notes.

     The Company has experienced difficulty in the past satisfying financial covenants in its senior credit facility and negotiated amendments and obtained waivers for fiscal 2000, 2001 and 2003. The Company’s senior credit facility, including the financial covenants, was amended in February 2003 concurrently with the sale of its senior notes and was last amended on March 9, 2004. The Company’s ability to satisfy these covenants is determined based on the Company’s cash flows, senior secured debt and capital expenditures. The Company may experience difficulty satisfying these amended covenants in the future. It is possible that, without further price increases, current commodity prices may affect the Company’s results of operations and cash flows to an extent that it may not be able to comply with these covenants. If the Company is unable to negotiate an amendment to secure a waiver from its lenders for any potential default, it could result in an event of default under its senior credit facility and permit a majority of the lenders to accelerate outstanding debt under its senior credit facility and permit a majority of its lenders under its Revolving Credit Facility to terminate the Company’s revolving credit commitment (without acceleration of such debt) and seize the cash in its operating accounts. Such acceleration would result in cross-defaults under the Company’s senior notes and senior subordinated notes.

Sponsor Facility

     The sponsor facility, or the Sponsor Facility, was a senior unsecured loan bearing interest at 15.0%. The Parent issued warrants in connection with the Sponsor Facility that gave the warrantholders the right to purchase 30.0% of the outstanding stock of the Parent for a nominal amount. The cash proceeds of $25.0 million were allocated between the warrants and the Sponsor Facility, based on their relative fair values. As a result, $8.4 million was allocated to the warrants and recognized as a capital contribution from the Parent in the accompanying consolidated statement of stockholder’s equity and comprehensive income (loss). In February 2003, in connection with the senior note offering, the Company repaid the Sponsor Facility and accrued interest in full.

Senior Subordinated Notes

     On November 12, 1998, the Company issued $150.0 million in aggregate principal amount of its 9 ¾% Senior Subordinated Notes due May 15, 2007 with interest payable semi-annually. The senior subordinated notes were

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued at a discount that is being amortized as interest expense on a straight-line basis over the term of the notes. The senior subordinated notes are general unsecured obligations and are subordinated in right of payment to all senior indebtedness and senior in right of payment to any current or future indebtedness of the Company that, by its terms, is subordinated to the senior subordinated notes. The payment of obligations of each subsidiary guarantor are subordinated to the payment of senior indebtedness of such subsidiary guarantor. The senior subordinated notes have certain covenants that have restrictions on dividends, distributions, indebtedness, affiliate transactions and lines of business.

     The Company may redeem the senior subordinated notes at any time, in whole or in part, at the option of the Company, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date:

Years	Percentage
2004	101.625%
2005 and thereafter	100.000%

Industrial Development Revenue Bonds

     On March 12, 1997, the Company issued $6.0 million of 7.25% Ottawa County Finance Authority Industrial Development Revenue Bonds, or the Miami Bonds. The Miami Bonds are subject to mandatory redemption, under certain circumstances, prior to maturity at a redemption price of 110% of the principal amount thereof, plus accrued interest to the redemption date, in varying principal amounts on June 1 of each year from 2007 through 2017. The Miami Bonds are senior secured obligations of the Company and effectively rank senior to the Company’s unsecured debt to the extent of the value of the assets that serve as collateral and otherwise rank on a parity in right of payment with all other senior indebtedness of the Company.

     On July 24, 1998, the Company issued $9.0 million of 6.25% Oklahoma Development Finance Authority Industrial Development Revenue Bonds, Series 1998, or the Clinton Bonds, through the Oklahoma Development Finance Authority. The Clinton Bonds are subject to mandatory redemption prior to maturity, under certain circumstances, at a redemption price of 105% of the principal amount thereof, plus accrued interest to the redemption date, in varying principal amounts on July 15 of each year from 2018 through 2023. The Clinton Bonds are senior secured obligations of the Company and effectively rank senior to the Company’s unsecured debt to the extent of the value of the assets that serve as collateral and otherwise rank on a parity in right of payment with all other senior indebtedness of the Company. On July 24, 1998, the Clinton Bonds were purchased by the Company’s wholly-owned subsidiary, DPC Investment Corp., which sold the bonds on May 6, 1999 at a net price of $8.7 million.

Debt of Foreign Subsidiaries

     Debt of foreign subsidiaries as of the end of fiscal 2001 consisted of peseta, or ESP, denominated borrowings for which the HSBC Branch in Spain was the facility agent. As of the end of fiscal 2001, the borrowings were comprised of Tranche A of $5.7 million (ESP 1,069 million) outstanding and amortizing semi-annually until maturity in April 2005 and Tranche B of $3.0 million (ESP 554 million) outstanding and payable in full in April 2006. The interest rates were 5.78% on Tranche A and 6.78% on Tranche B at the end of fiscal 2001, and adjust with changes in MIBOR (Madrid Inter-Bank Offer Rate).

     The peseta denominated loan was refinanced in fiscal 2002. The new loan is with FIH (Finansierings Instituttet for Industri og Handvaerk A/S), a Danish lender, and denominated in Euro. As of the end of fiscal 2003, the outstanding balance was Euro 7.8 million ($9.8 million assuming a Euro to USD exchange rate of 1.2495). The loan amortizes evenly on a quarterly basis until the final maturity in 2008. The interest rate on the loan was 5.4% at the end of fiscal 2002 and 2003 and is fixed at this rate until the end of the third year, at which point it resets to the then current three year rate plus interest margin.

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Debt of foreign subsidiaries also consists of Danish Krona, or DKK, denominated borrowings from various financial institutions of DKK 37.5 million as of the end of fiscal 2002 and DKK 28.7 million as of the end of fiscal 2003 ($5.3 million and $4.8 million, respectively, assuming DKK to USD exchange rates of 7.0820 and 5.9579, respectively). These borrowings are comprised of both fixed and variable rate loans with interest rates ranging from 4.14% to 7.80% and maturity dates ranging from 2004 to 2014.

Annual Maturities of Long-Term Debt

     A summary of the annual maturities of long-term debt as of the end of fiscal 2003 after taking into consideration the March 9, 2004 amendment to the senior credit facility follows (in thousands):

		Maturities by fiscal year
							2009 and
	Final maturity	2004	2005	2006	2007	2008	thereafter	Total
Senior credit facility:
Revolving credit facility	December 29, 2005	$—	$16,000	$—	$—	$—	$—	$16,000
Euro term loan facility	December 30, 2005	—	37,613	—	—	—	—	37,613
USD term loan facility:
Tranche A	March 31, 2005	8,952	4,587	—	—	—	—	13,539
Tranche B	December 31, 2005	—	79,102	—	—	—	—	79,102
Tranche C	December 31, 2006	—	—	39,068	—	—	—	39,068

Subtotal		8,952	137,302	39,068	—	—	—	185,322

Senior notes	March 1, 2010	—	—	—	—	—	210,779	210,779
Senior subordinated notes	May 15, 2007	—	—	—	148,789	—	—	148,789
Other	Various	4,233	3,690	2,506	2,857	1,218	14,652	29,156

Total		$13,185	$140,992	$41,574	$151,646	$1,218	$225,431	$574,046

(7) Senior Preferred Stock (Redeemable)

     The Senior Preferred Stock has an initial liquidation preference of $25 per share (aggregate initial liquidation preference is $30.0 million). The Senior Preferred Stock was recorded at the net proceeds of $17.1 million at October 5, 1995 after deducting $12.9 million paid to the Company for 1,354,478 warrants of Parent, which were issued in conjunction with the Senior Preferred Stock. The excess of the liquidation preference over the carrying value is being accreted quarterly by a direct reduction to retained earnings over a 12-year period that ends September 30, 2007.

     Dividends on the Senior Preferred Stock are payable quarterly at the rate of 14.25% per annum on the most recent quarterly liquidation value of each share. Dividends on the Senior Preferred Stock accrete to the liquidation value of the Senior Preferred Stock. The Company has not paid dividends in cash or additional shares of Senior Preferred Stock since the initial issuance of the Senior Preferred Stock. Cumulative dividends on Senior Preferred Stock that had not been paid at the end of fiscal 2002 and 2003 were $52.6 million and $65.1 million, respectively, and are included in the carrying amount of the Senior Preferred Stock in the accompanying consolidated balance sheets. As of the end of fiscal 2002 and 2003, the cumulative accretion to redemption value on the Senior Preferred Stock was $7.8 million and $8.9 million, respectively.

     The Company may, at its option, redeem the Senior Preferred Stock, in whole or in part, at redemption prices per share, together with accrued and unpaid dividends as follows:

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Percentage of
Years beginning	liquidation
September 30,	value
2004	101.425%
2005	100.000%
2006	100.000%

     The Company is required to redeem all outstanding shares of Senior Preferred Stock on September 30, 2007 at 100% of the liquidation value at this date, together with accrued and unpaid dividends. As of the end of fiscal 2003, the Company had outstanding $95.1 million of current redemption value, excluding future dividends, for its senior preferred stock which has a scheduled redemption date of September 30, 2007.

     In the event of a Change of Control, as defined, the holders of Senior Preferred Stock have the right to require the Company to redeem such Senior Preferred Stock, in whole or in part, at a price equal to 101% of liquidation value at the Change of Control date together with any unpaid dividends.

     The terms of the Senior Preferred Stock prohibit (1) the payment of dividends on securities ranking on parity with or junior to the Senior Preferred Stock; and (2) redemption, repurchase or acquisition of any Junior Securities with certain exceptions, in each case, unless full cumulative dividends have been paid on the Senior Preferred Stock.

     Holders of the Senior Preferred Stock have limited voting rights customary for preferred stock and the right to elect two additional directors to the Company’s board of directors upon certain events such as the Company failing to declare and pay dividends on any six consecutive dividend payment dates.

     Upon adoption of SFAS 150, the Company will reflect its Senior Preferred Stock in long-term debt on its consolidated balance sheets and the related dividends and accretion as interest expense in its consolidated statements of operations beginning in fiscal 2004.

(8) Fair Value of Financial Instruments

     A summary of the estimated fair value of financial instruments, other than current assets and liabilities, follows (in thousands):

	End of fiscal 2002		End of fiscal 2003
		Estimated		Estimated
	Book value	fair value	Book value	fair value
Debt — liability:
Revolving credit facility	$15,000	$15,000	$16,000	$16,000
Term loan facilities	340,924	328,138	169,322	169,766
Senior notes	—	—	210,779	219,210
Senior subordinated notes	148,430	118,744	148,789	133,910
Sponsor facility	17,245	16,598	—	—
Other	32,421	32,421	29,156	29,156

	$554,020	$510,901	$574,046	$568,042

Derivative instruments and hedges — asset (liability):
Commodities	$(5,730)	$(5,730)	$1,395	$1,395
Interest rate	(2,181)	(2,181)	—	—
Foreign currency	(178)	(178)	—	—

     The fair value of debt is, where available, based on the traded market price on the date closest to the Company’s year end. The Company considers the Revolving Credit Facility and other long-term debt, as recorded in the

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accompanying consolidated balance sheets, to approximate fair value.

     The Company periodically uses interest rate swap and cap contracts to seek to manage its exposure to the interest rate risk associated with its domestic floating rate debt, which was $355.9 million and $185.3 million at the end of fiscal 2002 and 2003, respectively. At the end of fiscal 2002, $110.0 million of the Company’s domestic floating rate debt was hedged by interest rate swap and cap contracts. The Company had a cumulative unrealized loss of $2.2 million, or $1.3 million net of deferred tax benefit, at the end of fiscal 2002. At the end of fiscal 2003, the Company had no open interest rate swap or cap contracts.

     As of the end of fiscal 2002, the Company had a foreign currency forward contract with a notional value of $3.1 million and a fair value loss of $0.2 million that was recognized in the accompanying consolidated statements of operations. At the end of fiscal 2003, the Company had no open foreign currency forward contracts.

(9) Common Stock of Parent

     The Parent’s common stock consists of two classes, Class A Common Stock and Class B Common Stock. The Class A and Class B Common Stock are identical except the Class B Common Stock has no voting rights. The Class B Common Stock is convertible into shares of Class A Common Stock at any time at the option of the holder thereof. Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record on all matters submitted to a vote of stockholders. The holders of Class A Common Stock do not have cumulative voting rights in the election of directors to the Parent’s board of directors. The holders of Common Stock have no preemptive, subscription, redemptive or conversion rights, except that holders of Class B Common Stock may at their option, convert their shares into Class A Common Stock.

(10) Stock Option Plan of Parent

     Effective November 1, 1996, Parent adopted its 1996 Stock Option Plan, as amended. Certain employees of the Company are covered under this plan. Each stock option granted under this plan allows for the purchase of one share of Parent’s Class A common stock. Under the 1996 Stock Option Plan, options covering 594,200 and 442,200 shares were outstanding as of the end of fiscal 2002 and 2003, respectively.

     On July 14, 1999, Parent adopted the 1999 Stock Incentive Plan. In connection with the adoption of the 1999 Stock Incentive Plan, no new grants could be made under the 1996 Stock Option Plan.

     Effective October 31, 2001, Parent approved the “repricing” of all vested and unvested stock options under the 1996 Stock Option Plan and the 1999 Stock Incentive Plan that had an exercise price exceeding $2.50 per share. All such eligible stock options were given a new exercise price of $2.50 per share and the vesting period was re-started. The repricing involved a surrender of the eligible stock options in exchange for a grant of new stock options covering an equivalent number of shares at the new exercise price. Stock options covering a total of 1,516,300 shares were granted at the $2.50 per share exercise price, and all such grants were made under the 1999 Stock Incentive Plan and are accounted for as variable plan awards. Since the fair value of Parent’s Class A common stock was less than $2.50 per share at the end of fiscal 2001 and 2003, no compensation expense was recorded in fiscal 2001 or 2003 on the variable plan awards. While the estimated fair value of the Parent’s Class A common stock exceeded $2.50 per share at the end of fiscal 2002, the compensation expense in fiscal 2002 was minimal. All of the grants have a time-vesting schedule pursuant to which 50% of an individual’s stock options will vest two years after the grant date, 25% will vest after the third year, and the remaining 25% will vest after the fourth year. Under the 1999 Stock Incentive Plan, 4,200,000 shares are authorized for issuance, and at the end of fiscal 2002 and 2003, options covering 3,209,800 and 3,788,150 shares, respectively, had been granted and remained outstanding.

     The Company and its Parent have elected to continue to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB Opinion No. 25, to account for fixed stock awards granted to employees; however, if the Company adopted SFAS No. 123, Accounting for Stock Based Compensation, or SFAS 123, to account for fixed stock awards granted to employees, the Company’s net income (loss) for fiscal 2001, 2002 and 2003 would have been reduced as follows (in thousands):

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal
	2001	2002	2003
Net income (loss) available to common shares	$(32,405)	$3,393	$(67,932)
Less: Total stock-based employee compensation expense determined based on the fair value method for all awards, net of income tax expense (benefit)	896	(128)	(8)

Pro forma net income (loss) available to common shares	$(31,509)	$3,265	$(67,940)

     In fiscal 2001, the pro forma net loss available to common shares is lower than the net loss available to common shares primarily due to the reversal of compensation expense associated with unvested stock options cancelled during fiscal 2001. Pro forma information regarding net income (loss) and basic and diluted net income (loss) available to common shares has been determined as if the Company had accounted for its employee stock options under the minimum value method of SFAS 123 under the assumptions of a risk free rate of return of 5.02%, 3.60% and 3.70% for fiscal 2001, 2002 and 2003, respectively, and an expected life of options ranging from 3 to 10 years. The Company has no present plans to pay dividends on its common stock. The effect of applying SFAS 123, as calculated above, may not be representative of the effect on reported net income (loss) for future years.

(11) Accumulated Other Comprehensive Income (Loss)

     A summary of accumulated other comprehensive income (loss) follows (in thousands):

			Unrealized and	Accumulated other
	Foreign currency	Minimum pension	realized gains (losses),	comprehensive
	translation	liability	net	income (loss)
Balances at end of fiscal 2000	$1,035	$—	$283	$1,318
Other comprehensive loss	(7,352)	—	(1,573)	(8,925)

Balances at end of fiscal 2001	(6,317)	—	(1,290)	(7,607)
Other comprehensive income (loss)	22,792	(5,584)	(43)	17,165

Balances at end of 2002	16,475	(5,584)	(1,333)	9,558
Other comprehensive income	38,725	569	1,333	40,627

Balances at end of fiscal 2003	$55,200	$(5,015)	$—	$50,185

(12) Operating Leases

     The Company leases certain facilities, machinery and equipment under operating lease agreements with varying terms and conditions. A summary of the future annual minimum lease payments under these leases follows (in thousands):

Minimum
Years ending	annual payments
2004	$4,821
2005	4,659
2006	2,594
2007	1,928
2008	1,914
2009 and thereafter	1,227

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Rent expense was $5.8 million, $6.0 million and $7.2 million for fiscal 2001, 2002 and 2003, respectively.

(13) Other Operating and Project Focus Implementation Expenses

     In October 2001, the Company initiated a new market and operational strategy, or Project Focus, designed to provide more focused service to its customers by simplifying and distinguishing its product offerings and associated pricing, improving its planning and marketing support services, and reducing the complexity of its operations. The Company has permanently reduced its cost structure by streamlining its available product offerings, optimizing its production facilities and reducing its workforce. In connection with Project Focus, the Company closed one manufacturing facility and reduced its corporate workforce, resulting in the termination of 45 employees in the fourth quarter of fiscal 2001. The Company recognized Project Focus related costs of $10.2 million, consisting of $2.0 million of restructuring charges and $8.2 million of implementation expenses. The major components of these charges are included in the table below.

     A summary of other operating and Project Focus implementation expenses follows (in thousands):

	Fiscal year
	2001	2002	2003
Other operating expenses:
Divestitures	$4,660	$—	$—
Transaction costs	—	1,447	—

Restructuring costs:
Asset impairments	618	—	7,727
Plant closure costs	541	—	—
Severance	2,836	—	—
Revisions to estimates	—	—	(500)

Total restructuring costs	3,995	—	7,227

Total other operating expenses	8,655	1,447	7,227

Project Focus implementation expenses:
Allowances for inventories	6,609	—	—
Allowances for accounts receivable	1,639	—	—

Total Project Focus implementation expenses	8,248	—	—

Total other operating expenses and Project Focus implementation expenses	$16,903	$1,447	$7,227

Divestitures

     On April 27, 2001, the Company sold its Perham, Minnesota dry dog and cat food facility and related assets, including the Tuffy’s brand, for $7.0 million. On May 3, 2001, the Company sold its Deep Run domestic wet pet food business and related assets, other than real estate, for $13.9 million (collectively, the Divestitures). The Company recognized a $4.7 million net loss on the sale of these businesses.

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transaction Costs

     Fiscal 2002 transaction costs of $1.4 million included a $0.8 million charge related to the write-off of costs for the Company’s postponed bond offering and a $0.6 million charge related to the Company’s abandoned European sale process.

Restructuring Costs

     Fiscal 2001 restructuring costs included: (1) severance costs of $2.0 million for the elimination of corporate positions following the Divestitures, $0.8 million for additional corporate headcount reductions in connection with Project Focus and $0.2 million for restructuring at the Company’s foreign operations; (2) asset impairment costs, primarily related to property, plant and equipment, associated with the closure of a manufacturing and distribution facility in connection with Project Focus; and (3) related plant shutdown expenses of $0.4 million for this facility closure. These 2001 restructuring costs were offset by adjustments to previously accrued restructuring charges. The Company terminated 330 employees in fiscal 2001 as a result of plant closings and corporate headcount reductions.

     Fiscal 2003 net restructuring costs included asset impairments relating to the Vrä, Denmark facility, asset impairments relating to the Crona manufacturing facility in Tver, Russia and the Company's revised estimates to previously accrued restructuring costs. In December 2003, the Company finalized its plans, which the Company refers to as Project 3-to-2, to consolidate the production and most of the equipment from the manufacturing facility in Vrä, Denmark into its facility in Esbjerg, Denmark and its recently expanded facility in Carat, Austria during fiscal 2004. As a result, the Company will close the Vrä facility in fiscal 2004, which will result in a net workforce reduction of approximately 40 employees. In conjunction with Project 3-to-2, the Company evaluated the long-lived assets of the Vrä facility and recorded asset impairments of $5.3 million in the fourth quarter of fiscal 2003 for the building and certain equipment that the Company anticipates will not be utilized, but instead disposed of or sold. In January 2004, the Company divested its 51% interest in Crona, which owns a manufacturing facility in Tver, Russia. In the fourth quarter of fiscal 2003, the Company evaluated the net assets of this facility for impairment and recorded asset impairments of $2.4 million. Finally, the Company had net positive revisions of $0.5 million to estimates of previously accrued restructuring costs primarily related to plant closures in prior years.

     A rollforward of the Company’s accrued restructuring costs for fiscal 2001, 2002 and 2003 follows (in thousands):

Balance at end of fiscal 2000	$4,605

Restructuring costs:
Plant closure costs	541
Severance	2,836

Total restructuring costs	3,377
Cash payments	(3,198)

Balance at end of fiscal 2001	4,784
Cash payments	(2,032)

Balance at end of fiscal 2002	2,752
Revisions to estimates of accrued restructuring costs	(500)
Cash payments and other	(1,098)

Balance at end of fiscal 2003	$1,154

     The Company expects to payout the remainder of its accrued restructuring costs in fiscal 2004.

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Project Focus Implementation Expenses

     Project Focus implementation expenses in fiscal 2001 consist of valuation allowances against packaging inventories and accounts receivable associated with SKU reduction and customer mix shift. These expenses totaling $8.2 million are in addition to the $2.0 million of other operating expenses discussed above and were classified in the accompanying consolidated statements of operations as follows: (1) $0.3 million as a reduction in net sales; (2) $6.6 million as cost of goods sold; (3) $0.9 million as promotion and distribution expenses; and (4) $0.4 million as selling, general and administrative expenses.

(14) Income Taxes

     A summary of income tax expense (benefit) follows (in thousands):

	Fiscal year
	2001	2002	2003
Current:
Federal	$—	$(625)	$—
State and local	—	—	—
Foreign	1,911	1,153	1,395

Total current tax expense	1,911	528	1,395

Deferred:
Federal	(11,130)	2,603	19,740
State and local	(1,952)	363	3,600
Foreign	(5,000)	(1,708)	304

Total deferred tax expense (benefit)	(18,082)	1,258	23,644

Total income tax expense (benefit)	$(16,171)	$1,786	$25,039

     A summary of income (loss) before income taxes by domestic and foreign source follows (in thousands):

	Fiscal year
	2001	2002	2003
Domestic	$(20,852)	$22,404	$(11,266)
Foreign	(17,257)	(5,347)	(18,125)

	$(38,109)	$17,057	$(29,391)

     Income tax expense (benefit) differs from the amount computed by applying the U.S. federal statutory rate of 35.0% to pre-tax income (loss) as follows (in thousands):

	Fiscal year
	2001	2002	2003
Computed “expected” federal tax expense (benefit)	$(13,338)	$5,970	$(10,287)
State and local tax expense	(1,269)	236	2,340
Foreign tax expense (benefit)	(2,776)	(4,462)	1,271
Non-deductible amortization of goodwill	1,156	—	—
Meals and entertainment, and other	56	42	84
Change in valuation allowance	—	—	31,631

	$(16,171)	$1,786	$25,039

     A summary of the income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities follows (in thousands):

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	End of fiscal
	2002	2003
Current deferred tax assets:
Accounts receivable, net	$1,183	$683
Inventories, net	801	1,255
Accrued liabilities and other allowances	3,875	2,860
Valuation allowance	—	(2,900)

Net current deferred tax asset	$5,859	$1,898

Noncurrent deferred tax assets (liabilities):
Net operating loss carryforwards	$30,392	$49,543
Property, plant and equipment	(19,239)	(24,393)
Goodwill and other intangible assets	(21,616)	(22,747)
Accumulated other comprehensive income	4,405	3,194
Foreign assets	10,906	14,257
Foreign liabilities	(11,989)	(8,676)
Other	486	498
Valuation allowance	(606)	(40,200)

Net noncurrent deferred tax liability	(7,261)	(28,524)

Total net deferred tax liability	$(1,402)	$(26,626)

     In assessing the realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Due primarily to the magnitude of the operating losses in fiscal 2003, coupled with the variability of our historical earnings, we determined that we no longer met the “more likely than not” recoverability criteria necessary to recognize deferred tax assets, except for those assets which will be recovered through known reversals of deferred tax liabilities.

     As of the end of fiscal 2003, the Company had federal net operating loss carryforwards of $126.5 million, that are available to offset future taxable income through 2023. The deferred tax assets resulting from the Company’s federal and state net operating loss carryforwards totaled $49.5 million. The Company’s foreign subsidiaries had net operating loss carryforwards of $2.2 million, which resulted in a deferred tax asset of $0.7 million. The Company has a valuation allowance of $43.1 million against its foreign and domestic deferred tax assets.

     The Company does not provide deferred income taxes on undistributed earnings of its foreign operations, as such earnings are considered to be permanently invested. Cumulative undistributed earnings of foreign operations were $18.7 million and $18.2 million as of the end of fiscal 2002 and 2003, respectively. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

(15) Employee Benefit Plans

Pension Plans

     The Company had a defined benefit, non-contributory pension plan covering hourly and salaried employees of the former Hubbard Milling Company, which was frozen on May 28, 1998. As a result, future benefits no longer accumulate and the Company’s service cost ceased. The Company’s funding policy for this plan was to make the minimum annual contribution required by applicable regulations. In addition, the Company terminated a defined benefit, non-contributory pension plan on May 31, 1998 that previously covered all non-bargaining employees. The

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s only active pension plan covers 50 union employees at one of its facilities. The pension plan information below has been determined based on the calendar years ending December 31, 2001, 2002 and 2003.

     Under federal law, the Company was not required to make any cash contributions to its inactive plan in fiscal 2001, 2002 and 2003. The Company’s contributions to its active plan in fiscal 2001, 2002 and 2003 were less than $0.1 million each year. The Company expects to contribute approximately $0.1 million to its active plan in fiscal 2004.

     A summary of the benefit obligations and funded status for the Company’s pension plans follows (in thousands):

	Fiscal
	2002	2003
Change in benefit obligation:
Benefit obligation, beginning of year	$15,189	$16,485
Service cost	20	29
Interest cost	1,104	1,072
Benefits paid	(1,175)	(1,273)
Actuarial loss	1,347	848
Amendments	—	101

Benefit obligation, end of year	16,485	17,262

Change in plan assets:
Fair value of plan assets, beginning of year	18,301	15,406
Employer contributions	48	140
Actual return (loss) on plan assets	(1,770)	2,289
Benefits paid	(1,173)	(1,273)

Fair value of plan assets, end of year	15,406	16,562

Funded status	(1,079)	(700)
Unrecognized net loss	9,140	8,209
Unrecognized prior service cost	81	173
Unrecognized transition obligation	57	53

Net amount recognized	$8,199	$7,735

     A summary of the amounts recognized in the accompanying consolidated balance sheets follows (in thousands):

	End of fiscal
	2002	2003
Accrued benefit cost	$(1,079)	$(700)
Intangible asset	138	226
Accumulated other comprehensive loss	9,140	8,209

Net amount recognized	$8,199	$7,735

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     A summary of the Company’s benefit obligation in excess of the fair value of plan assets follows (in thousands):

	End of fiscal
	2002	2003
Projected benefit obligation	$16,485	$17,262
Accumulated benefit obligation	16,485	17,262
Fair value of plan assets	15,406	16,562

     A summary of weighted-average assumptions used by the Company to determine benefit obligations as of the end of the year follows:

	End of fiscal
	2002	2003
Discount rate	6.75%	6.25%
Rate of compensation increase	N/A	N/A

     A summary of net periodic pension (income) cost for the Company’s pension plans follows (in thousands):

	Fiscal
	2001	2002	2003
Service cost	$19	$20	$29
Interest cost	1,115	1,104	1,072
Expected return (loss) on plan assets	(1,670)	(1,494)	(1,246)
Recognition of actuarial loss	—	291	736
Amortization	8	9	13

Net periodic pension (income) cost	$(528)	$(70)	$604

Increase (decrease) in minimum liability included in other comprehensive income	$—	$9,140	$(931)

     A summary of the weighted average assumptions used by the Company to determine net periodic pension (income) cost for fiscal 2001, 2002 and 2003 follows:

	Fiscal
	2001	2002	2003
Discount rate	7.90%	7.60%	6.75%
Expected long-term return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	N/A	N/A	N/A

     The Company’s weighted-average asset allocations by asset category for fiscal 2002 and 2003 follows:

		Percentage
		of plan assets at
		end of fiscal
	Target asset
	allocation	2002	2003
Asset categories:
Equity securities	40-65%	64%	65%
Debt securities	25-40%	35%	34%
Other	0-5%	1%	1%

Total		100%	100%

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The expected long-term rate of return for the Company’s pension plan assets is weighted based on the target allocation for each asset category. Equity securities are expected to return between 10% and 11% and debt securities are expected to return between 4% and 7%. The Company expects its pension plan asset managers will provide a premium (0.5% to 1.0% per annum) to the respective market benchmark indices.

     The Company’s investment policy related to its pension plans is to provide for growth of capital with a moderate level of volatility by investing in accordance with the target asset allocations stated above. The Company reviews its investment policy, including its target asset allocations, on a semi-annual basis to determine whether any changes in market conditions or amendments to its pension plans require a revision to its investment policy.

Postretirement Plan

     The Company has a postretirement healthcare plan that provides medical coverage for eligible retirees and their dependents. The Company pays benefits under the plan when due and does not fund its plan obligations as they accrue. The postretirement plan information below has been determined based on the calendar years ending December 31, 2001, 2002 and 2003. The Company expects to contribute $0.5 million to the plan in fiscal 2004.

     A summary of the benefit obligations and funded status for the Company’s postretirement plan follows (in thousands):

	Fiscal
	2002	2003
Change in benefit obligation:
Benefit obligation, beginning of year	$3,994	$5,038
Service cost	15	19
Interest cost	308	313
Plan participant’s contributions	168	168
Benefits paid	(407)	(605)
Actuarial loss	960	225
Amendments	—	(144)

Benefit obligation, end of year	5,038	5,014

Change in plan assets:
Fair value of plan assets, beginning of year	—	—
Employer contributions	239	437
Plan participants’ contributions	168	168
Benefits paid	(407)	(605)

Fair value of plan assets, end of year	—	—

Funded status	(5,038)	(5,014)
Unrecognized net loss	1,515	1,662
Unrecognized prior service cost	(292)	(383)

Net amount recognized	$(3,815)	$(3,735)

     A summary of the amounts recognized in the Company’s accompanying consolidated balance sheets follows (in thousands):

	End of fiscal
	2002	2003
Net amount recognized for accrued benefit cost	$(3,815)	$(3,735)

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     A summary of the weighted-average assumptions used by the Company to determine benefit obligations as of the end of the year follows (in thousands):

	End of fiscal
	2002	2003
Discount rate	6.75%	6.25%

     A summary of net periodic postretirement cost for the Company’s postretirement plan follows (in thousands):

	Fiscal
	2001	2002	2003
Service cost	$15	$15	$19
Interest cost	294	308	313
Amortization	(35)	(10)	26

Net periodic postretirement cost	$274	$313	$358

     A summary of the weighted-average assumptions used by the Company to determine net periodic postretirement cost for fiscal 2001, 2002 and 2003 follows:

	Fiscal
	2001	2002	2003
Discount rate	7.90%	7.60%	6.75%

     A summary of the health care cost trend rate assumptions used by the Company to determine benefit obligations as of the end of the year follows:

	End of fiscal
	2002	2003
Healthcare cost trend rate assumed for next year	12.50%	12.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2008	2008

     Assumed healthcare cost trend rates have a significant effect on the amounts reported for the Company’s postretirement healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following impact (in thousands):

	Fiscal 2001		Fiscal 2002		Fiscal 2003
	One percentage point		One percentage point		One percentage point
	Increase	Decrease	Increase	Decrease	Increase	Decrease
Impact on service and interest costs	$32	$(28)	$34	$(29)	$36	$(30)
Impact on postretirement benefit obligation	429	(370)	430	(371)	530	(443)

Defined Contribution Plans

     The Company has a defined contribution plan called the Doane Pet Care Retirement Savings Plan which was adopted on January 1, 2000 and was formed through the merger of two predecessor plans. The merged plan was amended and restated and is intended to be a qualified plan under the Internal Revenue Code. The plan provides coverage for eligible employees and permits employee contributions from 1% to 60% of pre-tax earnings, subject to annual dollar limits set by the IRS. The Company matches 50% of the first 6% of the employee contribution with a provision for other contributions at the discretion of the board of directors of the Company. Participant vesting for

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the employer’s matching contributions are 25% per year for each full year of service. In fiscal 2001, 2002 and 2003, the Company contributed $1.2 million, $1.0 million and $1.0 million, respectively, to the Doane Pet Care Retirement Savings Plan.

     The Company also has a plan called the Doane Pet Care Savings and Investment Plan — Union Plan which was adopted on June 1, 1998 and covers eligible union employees at the Joplin, Missouri and Muscatine, Iowa facilities. This plan is intended to be a qualified retirement plan under the Internal Revenue Code. The plan permits employee contributions between 1% and 60% of pre-tax earnings, subject to annual dollar limits set by the IRS, and provides for a variety of investment options. The Company does not contribute to this plan.

(16) Deferred Compensation Agreements and Salary Continuation Plan

     The Company has a deferred compensation agreement with an individual that provides for annual payments upon retirement to be paid over 10 consecutive years. The Company had a liability of $0.6 million and $0.5 million at the end of fiscal 2002 and 2003, respectively.

     The Company also has a salary continuation plan with 19 participants at the end of fiscal 2003. Participants in the plan who reach age 55 and have 10 years of service with the Company begin vesting in their benefits, which are payable in 10 equal annual installments after retirement. The Company had an expected future liability equal to the present value of future payments under this plan of $2.2 million and $2.1 million as of the end of fiscal 2002 and 2003, respectively. The liabilities associated with the Company’s deferred compensation agreements and salary continuation plan are recognized in other long-term liabilities in the accompanying consolidated balance sheets.

(17) Segment Data

     The Company has combined manufacturing and distribution facilities in two distinct geographical markets, the United States, or Domestic, and Europe, or International; however, its operations in both of these markets have similar manufacturing processes, as well as products and services. Long-lived assets of the Company are attributed to individual countries on the basis of where these assets are domiciled. The Company’s net sales are attributed to individual countries on the basis of where its products are manufactured and distributed. A summary of long-lived assets and net sales by geographical segment follows (in thousands):

	End of fiscal
	2002	2003
Long-lived assets:
Domestic	$428,133	$424,477

International :
Denmark	159,902	181,753
Spain	27,764	33,472
United Kingdom	7,373	7,173

Total international	195,039	222,398

Total long-lived assets	$623,172	$646,875

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal
	2001	2002	2003
Domestic	$697,597	$692,237	$758,459

International:
Denmark	155,071	151,354	201,827
Spain	28,905	33,676	38,897
United Kingdom	14,257	10,066	14,682

Total international	198,233	195,096	255,406

Total net sales	$895,830	$887,333	$1,013,865

(18) Major Customer

     In fiscal 2001, 2002 and 2003, the same customer accounted for 40%, 44% and 42%, respectively, of the Company’s net sales. The Company does not have a long-term contract with this customer. The loss of this customer would have a material adverse impact on the Company’s financial position, results of operations and liquidity.

(19) Supplemental Cash Flow Information

     Supplemental cash flow information for fiscal 2001, 2002 and 2003 follows (in thousands):

	Fiscal
	2001	2002	2003
Cash paid during the year for:
Interest paid	$50,591	$48,226	$55,584
Income taxes paid	2,184	236	1,447
Schedule of non-cash investing and financing activities:
Fair value adjustment for interest rate swap agreements	(4,097)	2,347	(2,182)
Fair value adjustment for foreign currency derivatives	1,327	625	—
Exchange rate effect on Euro-denominated debt	(4,414)	(11,553)	(7,491)

     Interest paid in fiscal 2003 includes $8.3 million of interest paid in connection with the repayment of the Sponsor Facility in full.

(20) Related Party Transactions

     DLJ Merchant Banking Partners, L.P. and certain other affiliates of Credit Suisse First Boston LLC own shares of common stock of the Company and warrants to purchase common stock of Parent. Credit Suisse First Boston LLC and its affiliates have received certain payments of fees, including fees for various investment banking and commercial banking services provided to the Company and Parent.

     DLJ Merchant Banking Partners, L.P. and certain other affiliates of Credit Suisse First Boston LLC are parties to the investors’ agreement. In accordance with the investors’ agreement, DLJ Merchant Banking Partners, L.P. has designated one individual to the boards of directors of the Company and Parent.

     J.P. Morgan Partners (BHCA), L.P. is an affiliate of JPMorgan Chase Bank and J.P. Morgan Securities Inc. J.P. Morgan Partners (BHCA), L.P. and one of its affiliates own senior preferred stock in the Company and common stock and warrants to purchase common stock of Parent.

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     JPMorgan Chase Bank, J.P. Morgan Securities Inc. and their affiliates perform various commercial banking and investment banking services from time to time for the Company and its affiliates. Since the beginning of fiscal 2001 through February 28, 2004, JPMorgan Chase Bank, J.P. Morgan Securities Inc. and their affiliates received a total of $1.5 million for acting in the foregoing capacities, excluding interest and other charges earned generally by all lenders under the senior credit facility.

     J.P. Morgan Partners (BHCA), L.P. is a party to the investors’ agreement. In accordance with the investors’ agreement, it has designated two individuals to the boards of directors of the Company and Parent.

     Credit Suisse First Boston LLC was one of the joint book-running managers in the Company’s offering of 10 ¾% senior notes. DLJ Capital Funding, Inc., an affiliate of Credit Suisse First Boston LLC, is the syndication agent and a lender under the senior credit facility and received a portion of the repayment of loans under the senior credit facility from the net proceeds of the sale of the 10 ¾% senior notes. In connection with the sale of the 10 ¾% senior notes, Credit Suisse First Boston LLC and its affiliates received fees of $3.3 million. J.P. Morgan Securities Inc. was also a joint book-running manager in the offering of the 10 ¾% senior notes. Affiliates of J.P. Morgan Securities Inc. were holders of promissory notes under the Sponsor Facility. These affiliates received $16.9 million of the net proceeds from the sale of the 10 ¾% senior notes. JPMorgan Chase Bank serves as the administrative agent and a lender under the senior credit facility and received a portion of the repayment of loans under the senior credit facility from the net proceeds of the sale of 10 ¾% senior notes. JPMorgan Chase Bank received a $0.5 million fee in connection with the amendments to the senior credit facility effected contemporaneously with the sale of the 10 ¾% senior notes. In connection with the sale of the 10 ¾% senior notes, J.P. Morgan Securities Inc. and its affiliates received fees of $1.6 million. JPMorgan Chase Bank also received a fee of $0.5 million in connection with the March 9, 2004 amendment to the Company’s senior credit facility.

     In addition to the affiliates of J.P. Morgan Securities Inc. that held promissory notes under the Sponsor Facility, as discussed above, affiliates of other persons known to the Company to beneficially own more than 5% of the common stock of Parent also held promissory notes under the Sponsor Facility. Bruckmann, Rosser, Sherrill & Co., L.P. received $7.5 million, Summit Capital Inc. received $2.3 million and PNC Capital Corp. received $1.2 million of the net proceeds from the sale of the 10 ¾% senior notes. Additionally, certain executive officers of the Company each received $0.1 million from the repayment of their promissory notes under the Sponsor Facility in connection with the sale of the 10 ¾% senior notes.

(21) Commitments and Contingencies

     The Company is party, in the ordinary course of business, to claims and litigation. In management’s opinion, the resolution of such matters is not expected to have a material impact on the future financial condition, results of operations or cash flows of the Company.

(22) Quarterly Financial Data (Unaudited)

     A summary of quarterly results follows (in thousands):

	Fiscal 2002
	First quarter	Second quarter	Third quarter	Fourth quarter
Net sales	$220,106	$204,298	$216,334	$246,595
Gross profit	50,914	48,766	44,469	41,766
Net income (loss)	8,473	5,187	2,760	(1,149)
Net income (loss) available to common shares	5,643	2,267	(255)	(4,262)

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal 2003
	First quarter	Second quarter	Third quarter	Fourth quarter
Net sales	$259,949	$234,476	$243,810	$275,630
Gross profit	45,360	38,509	36,840	41,578
Net loss	(7,874)	(3,404)	(10,636)	(32,516)
Net loss available to common shares	(11,089)	(6,723)	(14,064)	(36,056)

     In the fourth quarter of fiscal 2003, the Company recognized $7.2 million of other operating expenses. See Note 13 — “Other Operating and Project Focus Implementation Expenses.” In addition, the Company recorded valuation allowances of $27.6 against its deferred tax assets. See Note 14 — “Income Taxes.”

(23) Financial Information Related to Guarantor Subsidiaries

     Consolidated financial information related to the Company and its guarantor subsidiaries and non-guarantor subsidiaries as of the end of fiscal 2002 and 2003, and for fiscal 2001, 2002 and 2003 is disclosed to comply with the reporting requirements of the guarantor subsidiaries. The guarantor subsidiaries are wholly-owned domestic subsidiaries of the Company who have fully and unconditionally guaranteed the Company’s 9 ¾% Senior Subordinated Notes due May 15, 2007. See Note 6 — “Long-Term Debt and Liquidity.” Condensed consolidated financial information follows (in thousands, except share and par value amounts):

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEET

	End of fiscal 2002
			Intercompany
	Guarantor	Non-guarantor	eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$57	$7,539	$—	$7,596
Accounts receivable, net	86,190	43,157	—	129,347
Inventories, net	43,068	20,563	—	63,631
Deferred tax asset	5,859	—	—	5,859
Prepaid expenses and other current assets	6,853	1,290	—	8,143

Total current assets	142,027	72,549	—	214,576
Property, plant and equipment, net	160,757	99,335	—	260,092
Goodwill and trademarks, net	267,376	95,704	—	363,080
Other assets	230,170	10,709	(207,960)	32,919

Total assets	$800,330	$278,297	$(207,960)	$870,667

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$5,720	$—	$5,720
Accounts payable	59,218	34,310	—	93,528
Accrued liabilities	44,758	11,355	—	56,113

Total current liabilities	103,976	51,385	—	155,361
Long-term debt, excluding current maturities	536,069	172,636	(160,405)	548,300
Other long-term liabilities	23,692	—	—	23,692
Deferred tax liability	5,571	1,690	—	7,261

Total liabilities	669,308	225,711	(160,405)	734,614

Senior Preferred Stock (Redeemable), 3,000,000 shares authorized, 1,200,000 shares issued and outstanding	77,550	—	—	77,550

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—	—	—
Additional paid-in-capital	115,674	47,690	(47,690)	115,674
Accumulated other comprehensive income (loss)	(16,868)	26,291	135	9,558
Accumulated deficit	(45,334)	(21,395)	—	(66,729)

Total stockholder’s equity	53,472	52,586	(47,555)	58,503

Total liabilities and stockholder’s equity	$800,330	$278,297	$(207,960)	$870,667

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED BALANCE SHEET

	End of fiscal 2003
			Intercompany
	Guarantor	Non-guarantor	eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$25,939	$3,354	$—	$29,293
Accounts receivable, net	35,639	55,930	—	91,569
Inventories, net	43,616	25,003	—	68,619
Deferred tax asset	1,898	—	—	1,898
Prepaid expenses and other current assets	10,727	3,663	—	14,390

Total current assets	117,819	87,950	—	205,769
Property, plant and equipment, net	156,697	109,760	—	266,457
Goodwill and trademarks, net	267,780	112,638	—	380,418
Other assets	241,749	12,396	(220,875)	33,270

Total assets	$784,045	$322,744	$(220,875)	$885,914

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Current maturities of long-term debt	$8,952	$4,233	$—	$13,185
Accounts payable	52,006	48,506	—	100,512
Accrued liabilities	39,921	11,798	—	51,719

Total current liabilities	100,879	64,537	—	165,416
Long-term debt, excluding current maturities	550,420	165,251	(154,810)	560,861
Other long-term liabilities	8,863	—	—	8,863
Deferred tax liability	26,161	2,363	—	28,524

Total liabilities	686,323	232,151	(154,810)	763,664

Senior Preferred Stock (Redeemable), 3,000,000 shares authorized, 1,200,000 shares issued and outstanding	91,052	—	—	91,052

Commitments and contingencies
Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—	—	—
Additional paid-in-capital	115,674	67,040	(67,040)	115,674
Accumulated other comprehensive income (loss)	(15,562)	64,772	975	50,185
Accumulated deficit	(93,442)	(41,219)	—	(134,661)

Total stockholder’s equity	6,670	90,593	(66,065)	31,198

Total liabilities and stockholder’s equity	$784,045	$322,744	$(220,875)	$885,914

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal 2001
	Guarantor	Non-guarantor	Consolidated
Net sales	$697,597	$198,233	$895,830
Cost of goods sold	592,525	156,567	749,092

Gross profit	105,072	41,666	146,738
Operating expenses:
Promotion and distribution	36,890	21,351	58,241
Selling, general and administrative	34,573	13,372	47,945
Amortization	11,038	2,705	13,743
Other operating expenses	8,440	215	8,655

Income from operations	14,131	4,023	18,154
Interest expense, net	37,237	19,783	57,020
Other expense (income), net	(2,254)	1,497	(757)

Loss before income taxes	(20,852)	(17,257)	(38,109)
Income tax benefit	(13,082)	(3,089)	(16,171)

Net loss	(7,770)	(14,168)	(21,938)
Preferred stock dividends and accretion	(10,467)	—	(10,467)

Net loss available to common shares	$(18,237)	$(14,168)	$(32,405)

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal 2002
	Guarantor	Non-guarantor	Consolidated
Net sales	$692,237	$195,096	$887,333
Cost of goods sold	556,967	144,451	701,418

Gross profit	135,270	50,645	185,915
Operating expenses:
Promotion and distribution	31,493	20,952	52,445
Selling, general and administrative	34,609	14,103	48,712
Amortization	3,903	680	4,583
Other operating expenses	1,447	—	1,447

Income from operations	63,818	14,910	78,728
Interest expense, net	42,558	19,837	62,395
Other expense (income), net	(1,144)	420	(724)

Income (loss) before income taxes	22,404	(5,347)	17,057
Income tax expense (benefit)	2,341	(555)	1,786

Net income (loss)	20,063	(4,792)	15,271
Preferred stock dividends and accretion	(11,878)	—	(11,878)

Net income (loss) available to common shares	$8,185	$(4,792)	$3,393

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal 2003
	Guarantor	Non-guarantor	Consolidated
Net sales	$758,459	$255,406	$1,013,865
Cost of goods sold	653,367	198,211	851,578

Gross profit	105,092	57,195	162,287
Operating expenses:
Promotion and distribution	29,642	27,974	57,616
Selling, general and administrative	35,074	16,941	52,015
Amortization	4,229	760	4,989
Other operating expenses	(500)	7,727	7,227

Income from operations	36,647	3,793	40,440
Interest expense, net	37,099	21,746	58,845
Debt extinguishments	12,142	—	12,142
Other expense (income), net	(1,328)	172	(1,156)

Loss before income taxes	(11,266)	(18,125)	(29,391)
Income tax expense	23,340	1,699	25,039

Net loss	(34,606)	(19,824)	(54,430)
Preferred stock dividends and accretion	(13,502)	—	(13,502)

Net loss available to common shares	$(48,108)	$(19,824)	$(67,932)

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal 2001
	Guarantor	Non-guarantor	Consolidated
Cash flows from operating activities:
Net loss	$(7,770)	$(14,168)	$(21,938)
Items not requiring (providing) cash:
Depreciation and amortization	28,817	12,613	41,430
Deferred tax benefit	(12,842)	(5,240)	(18,082)
Assets impairments and Project Focus	8,866	—	8,866
Divestitures	4,660	—	4,660
Other non-cash charges, net	3,952	1,604	5,556
Changes in current assets and liabilities	(62,846)	18,418	(44,428)

Net cash provided by (used in) operating activities	(37,163)	13,227	(23,936)

Cash flows from investing activities:
Capital expenditures	(10,383)	(6,933)	(17,316)
Proceeds from sale of assets, net of cash received	20,884	—	20,884
Other, net	(4,143)	2,041	(2,102)

Net cash provided by (used in) investing activities	6,358	(4,892)	1,466

Cash flows from financing activities:
Net borrowings under revolving credit agreements	30,400	—	30,400
Proceeds from issuance of long-term debt	16,666	845	17,511
Principal payments on long-term debt	(18,910)	(9,015)	(27,925)
Payments for debt issuance costs	(2,928)	—	(2,928)
Parent capital contribution	8,375	—	8,375

Net cash provided by (used in) financing activities	33,603	(8,170)	25,433

Effect of exchange rate changes on cash and cash equivalents	(890)	801	(89)

Increase in cash and cash equivalents	1,908	966	2,874
Cash and cash equivalents, beginning of year	42	3,116	3,158

Cash and cash equivalents, end of year	$1,950	$4,082	$6,032

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal 2002
	Guarantor	Non-guarantor	Consolidated
Cash flows from operating activities:
Net income (loss)	$20,063	$(4,792)	$15,271
Items not requiring (providing) cash:
Depreciation and amortization	20,202	11,962	32,164
Deferred tax expense (benefit)	2,966	(1,708)	1,258
Other non-cash charges (income), net	16,740	(35)	16,705
Changes in current assets and liabilities	(1,089)	14,464	13,375

Net cash provided by operating activities	58,882	19,891	78,773

Cash flows from investing activities:
Capital expenditures	(14,858)	(9,490)	(24,348)
Proceeds from sale of assets	314	1,452	1,766
Other, net	2,502	(5,822)	(3,320)

Net cash used in investing activities	(12,042)	(13,860)	(25,902)

Cash flows from financing activities:
Net repayments under revolving credit agreements	(23,000)	—	(23,000)
Proceeds from issuance of long-term debt	—	9,738	9,738
Principal payments on long-term debt	(23,436)	(12,736)	(36,172)
Payments for debt issuance costs	(2,316)	—	(2,316)
Parent capital contribution	19	—	19

Net cash used in financing activities	(48,733)	(2,998)	(51,731)

Effect of exchange rate changes on cash and cash equivalents	—	424	424

Increase (decrease) in cash and cash equivalents	(1,893)	3,457	1,564
Cash and cash equivalents, beginning of year	1,950	4,082	6,032

Cash and cash equivalents, end of year	$57	$7,539	$7,596

DOANE PET CARE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal 2003
	Guarantor	Non-guarantor	Consolidated
Cash flows from operating activities:
Net loss	$(34,606)	$(19,824)	$(54,430)
Items not requiring (providing) cash:
Depreciation and amortization	22,607	14,554	37,161
Deferred tax expense	23,340	304	23,644
Debt extinguishments	12,142	—	12,142
Asset impairments	—	7,727	7,727
Other non-cash charges (income), net	4,633	(715)	3,918
Changes in current assets and liabilities	9,595	15,906	25,501

Net cash provided by operating activities	37,711	17,952	55,663

Cash flows from investing activities:
Capital expenditures	(15,653)	(12,409)	(28,062)
Proceeds from sale of assets	1,150	228	1,378
Other, net	3,083	(6,584)	(3,501)

Net cash used in investing activities	(11,420)	(18,765)	(30,185)

Cash flows from financing activities:
Net repayments under revolving credit agreements	1,000	—	1,000
Proceeds from issuance of long-term debt	210,444	—	210,444
Principal payments on long-term debt	(204,092)	(4,163)	(208,255)
Payments for debt issuance costs	(7,761)	—	(7,761)

Net cash used in financing activities	(409)	(4,163)	(4,572)

Effect of exchange rate changes on cash and cash equivalents	—	791	791

Increase (decrease) in cash and cash equivalents	25,882	(4,185)	21,697
Cash and cash equivalents, beginning of year	57	7,539	7,596

Cash and cash equivalents, end of year	$25,939	$3,354	$29,293

INDEX TO EXHIBITS

Exhibit Number		Description
3.1	-	Certificate of Incorporation of Doane Pet Care Company (incorporated by reference to Exhibit 3.1 to Doane Pet Care Company’s Registration Statement on Form S-1, Reg. No. 33-98110 (the “Form S-1”))

3.2	-	Certificate of Designations, Preferences and Rights of $14.25% Senior Exchangeable Preferred Stock due 2007, dated October 4, 1995 (incorporated by reference to Exhibit 3.2 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 29, 2001 (the “2001 Form 10-K”))

3.3	-	Certificate of Amendment to Certificate of Incorporation of Doane Pet Care Company dated February 4, 1998 (incorporated by reference to Exhibit 3.2 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 31, 1997 (the “1997 Form 10-K”))

3.4	-	Certificate of Amendment of Certificate of Incorporation of Doane Pet Care Company dated November 10, 1998 (incorporated by reference to Exhibit 3.4 to the 2001 Form 10-K)

3.5	-	Certificate of Amendment of Certificate of Designations, Preferences and Rights of 14.25% Senior Exchangeable Preferred Stock due 2007 dated November 11, 1998 (incorporated by reference to Exhibit 3.6 to the 2001 Form 10-K)

3.6	-	Amended and Restated Bylaws of Doane Pet Care Company (incorporated by reference to Exhibit 3.5 to the 2001 Form 10-K)

4.1	-	Indenture dated November 12, 1998 between Doane Pet Care Company and Wilmington Trust Company (incorporated by reference to Exhibit 10.12 of Doane Pet Care Enterprises, Inc.’s Registration Statement on Form S-1, Reg. No. 333-61027 (“Enterprises’ Form S-1”))

4.2	-	Registration Agreement among Doane Pet Care Company, Donaldson, Lufkin & Jenrette Securities Corporation and Chase Securities Inc. dated November 12, 1998 (incorporated by reference to Exhibit 4.2 to Doane Pet Care Company’s Registration Statement on Form S-4, Reg. No. 333-70759 (the “Form S-4”))

4.3	-	Indenture dated February 28, 2003 between Doane Pet Care Company and Wilmington Trust Company (incorporated by reference to Exhibit 4.3 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 28, 2002 (the “2002 Form 10-K”))

4.4	-	Registration Rights Agreement dated as of February 28, 2003 between Doane Pet Care Company, DPC Investment Corp., Doane/Windy Hill Joint Venture L.L.C., Credit Suisse First Boston LLP and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 4.3 to the 2002 Form 10-K)

9.1	-	Second Amended and Restated Investors’ Agreement dated as of March 26, 2001 among Doane Pet Care Company, Doane Pet Care Enterprises, Inc., Summit Capital Inc., Summit/DPC Partners Inc., J. P. Morgan Partners (BHCA), L.P., Baseball Partners, DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking Funding, Inc., DLJ First ESC, L.P., Bruckmann, Rosser, Sherrill & Co., L.P., PNC Capital Corp., and certain other persons name therein (incorporated by reference to Exhibit 9.1 to Doane Pet Care Company’s Annual Report on Form 10-K/A for the year ended December 30, 2000 (the “2000 Form 10-K/A”))

Exhibit Number		Description
†10.1	-	Employment Agreement dated January 1, 1998, between Doane Pet Care Company and Douglas J. Cahill (incorporated by reference to Exhibit 10.3 to the 1997 Form 10-K)

†10.2	-	Employment Agreement dated February 15, 1999, between Doane Pet Care Company and Philip K. Woodlief (incorporated by reference to Exhibit 10.14 to Enterprises’ Form S-1)

†10.3	-	First Amendment to Employment Agreement dated as of January 1, 2001, between Doane Pet Care Company and Philip K. Woodlief (incorporated by reference to Exhibit 10.4 to the 2000 Form 10-K/A)

†10.4	-	Employment Agreement dated January 1, 1998, between Doane Pet Care Company and David L. Horton (incorporated by reference to Exhibit 10.6 to the Form S-4)

†10.5	-	First Amendment to Employment Agreement dated as of January 1, 2001, between Doane Pet Care Company and David L. Horton (incorporated by reference to Exhibit 10.6 to the 2000 Form 10-K/A)

†10.6	-	Employment Agreement dated August 17, 1998 between Doane Pet Care Company and Joseph J. Meyers (incorporated by reference to Exhibit 10.7 to the 2000 Form 10-K/A)

†10.7	-	First Amendment to Employment Agreement dated as of January 1, 2001, between Doane Pet Care Company and Joseph J. Meyers (incorporated by reference to Exhibit 10.8 to the 2000 from 10-K/A)

†10.8	-	Employment Agreement dated January 1, 1998 between Doane Pet Care Company and Richard A. Hannasch (incorporated by reference to Exhibit 10.8 to the Form S-4)

†10.9	-	Doane Pet Care Enterprises Inc.’s, 1996 Stock Option Plan (incorporated by reference to Exhibit 10.7 to Doane Pet Care Company’s Annual Report on Form 10-K for the year ended December 31, 1996)

†10.10	-	First Amendment to Doane Pet Care Enterprises, Inc.’s 1996 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K)

†10.11	-	Second Amendment to Doane Pet Care Enterprises, Inc.’s, 1996 Stock Option Plan (incorporated by reference to Exhibit 10.9 to the 1997 Form 10-K)

†10.12	-	Doane Pet Care Enterprises, Inc.’s 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Doane Pet Care Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2000)

10.13	-	Amended and Restated Credit Agreement dated as of May 8, 2000 among Doane Pet Care Company, as borrower, The Chase Manhattan Bank, as administrative agent, DLJ Capital Funding, Inc, as syndication agent, and Firstar Bank, N.A., as documentation agent, and the banks named therein (incorporated by reference to Exhibit 10.1 to Doane Pet Care Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2000)

10.14	-	Amendment No. 1 to Amended and Restated Credit Agreement dated as of March 26, 2001 among Doane Pet Care Company, as borrower, The Chase Manhattan Bank, as administrative agent, DLJ Capital Funding, Inc, as syndication agent, and Firstar Bank, N.A., as documentation agent and the banks named therein (incorporated by reference to Exhibit 10.14 to the 2000 Form 10-K/A)

Exhibit Number		Description
10.15	-	Amendment No. 2 to Amended and Restated Credit Agreement dated as of March 22, 2002 among Doane Pet Care Company, as borrower, JPMorgan Chase Bank, as administrative agent, Wachovia Bank N.A., as co-agent, J.P. Morgan Securities Inc., as lead arranger, Wachovia Bank N.A. and Danske Bank A/S, as co-arrangers, and the banks named therein (incorporated by reference to Exhibit 10.15 to the 2001 Form 10-K)

10.16	-	Amendment No. 3 to Amended and Restated Credit Agreement dated as of February 10, 2003 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company, as borrower, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp., and JPMorgan Chase Bank, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.16 to the 2002 Form 10-K)

10.17	-	Amendment No. 4 to Amended and Restated Credit Agreement dated as of February 26, 2003 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company, as borrower, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp., and JPMorgan Chase Bank, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.17 to the 2002 Form 10-K)

*10.18	-	Amendment No. 5 to Amended and Restated Credit Agreement dated as of March 9, 2004 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company, as borrower, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp., and JPMorgan Chase Bank, as administrative agent, and the lenders party thereto

10.19	-	Loan and Warrant Agreement dated as of March 26, 2001 among Doane Pet Care Enterprises, Inc., Doane Pet Care Company and each of the lenders named therein (incorporated by reference to Exhibit 10.15 to the 2000 Form 10-K/A)

*21.1	-	List of Subsidiaries of Doane Pet Care Company

*23.1	-	Consent of KPMG LLP

*31.1	-	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) 15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*31.2	-	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) 15(d)-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*32.1	-	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*32.2	-	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith

†	Management contracts or compensatory plans or arrangements.